                                                  Registration No. 333-60515

      As Filed with the Securities and Exchange Commission on November 24, 1998


                         SECURITIES AND EXCHANGE COMMISSION
                               Washington, D.C. 20549


                          PRE-EFFECTIVE AMENDMENT NO. 1 TO
                                      FORM S-6


                FOR REGISTRATION UNDER THE SECURITIES ACT OF 1933 OF
              SECURITIES OF UNIT INVESTMENT TRUSTS REGISTERED ON FORM
                                       N-8B-2


A.   Exact name of trust:  ICMG Registered Variable Life Separate Account A

B.   Name of depositor:  Hartford Life Insurance Company

C.   Complete address of depositor's principal executive offices:

          P.O. Box 2999
          Hartford, Connecticut  06104-2999

D.   Name and complete address of agent for service:

          Leslie T. Soler, Esq.
          Hartford Life Insurance Company
          P.O. Box 2999
          Hartford, Connecticut 06104-2999


     It is proposed that this filing will become effective:

     ___  immediately upon filing pursuant to paragraph (b) of Rule 485
     ___  on _____________, 1998, pursuant to paragraph (b) of Rule 485
     ___  60 days after filing pursuant to paragraph (a)(1) of Rule 485
     ___  on _____________, 1998, pursuant to paragraph (a)(1) of Rule 485
     ___ this post-effective amendment designates a new effective date for a previously filed post-effective amendment


E.   Title and amount of securities being registered:



          Pursuant to Rule 24f-2 under the Investment Company Act of 1940, the Registrant hereby declares that an indefinite amount of its Group Flexible Premium Variable Life Insurance Policies is being registered under the Securities Act of 1933.

F.   Approximate date of proposed public offering:



          As soon as practicable after the effective date of this Registration Statement.





This registrant hereby amends this Registration Statement on such dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1993 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said
Section 8(a), may determine.

                           RECONCILIATION AND TIE BETWEEN
                             FORM N-8B-2 AND PROSPECTUS

ITEM NO. OF
FORM N-8B-2              CAPTION IN PROSPECTUS
-----------              ---------------------

     1.                  Cover page

     2.                  Cover page

     3.                  Not applicable

     4.                  Hartford; Distribution of the Group Policy

     5.                  Summary - The Separate Account

     6.                  The Separate Account

     7.                  Not required by Form S-6

     8.                  Not required by Form S-6

     9.                  Legal Proceedings

     10. Summary; The Funds; Detailed Description of Certificate Benefits and Provisions; Other Matters - Voting Rights, Dividends

     11.                 Summary; The Funds

     12.                 Summary; The Funds

     13.                 Deductions and Charges from Investment Value;
                         Distribution of the Group Policy; Federal Tax Considerations

     14. Detailed Description of Certificate Benefits and Provisions - Enrollment for a Certificate

     15. Detailed Description of Certificate Benefits and Provisions - Allocation of Premium Payments

     16. The Funds; Detailed Description of Certificate Benefits and Provisions - Allocation of Premium Payments

     17. Summary; Detailed Description of Certificate Benefits and Provisions - Values Under the Certificate, Surrender of the Certificate, The Right to Examine the Certificate

     18. The Funds; Detailed Description of Certificate Benefits and Provisions - Deductions and Charges from Investment Value; Federal Tax Considerations

     19.                 Other Matters - Statements to Owners

     20.                 Not applicable

     21.                 Detailed Description of Certificate Benefits and
                         Provisions - Loans

     22.                 Not applicable

     23.                 Safekeeping of the Separate Account Assets

     24.                 Other Matters - Assignment

     25.                 Hartford

     26.                 Not applicable

     27.                 Hartford

     28.                 Hartford; Executive Officers and Directors

     29.                 Hartford

     30.                 Not applicable

     31.                 Not applicable

     32.                 Not applicable

     33.                 Not applicable

     34.                 Not applicable

     35.                 Distribution of the Group Policy

     36.                 Not required by Form S-6

     37.                 Not applicable

     38.                 Distribution of the Group Policy

     39.                 Hartford; Distribution of the Group Policy

     40.                 Not applicable

     41.                 Hartford; Distribution of the Group Policy

     42.                 Not applicable

     43.                 Not applicable

     44. Detailed Description of Certificate Benefits and Provisions - Allocation of Premium Payments

     45.                 Not applicable

     46. Detailed Description of Certificate Benefits and Provisions - Values Under the Certificate

     47.                 The Funds

     48.                 Cover page; Hartford

     49.                 Not applicable

     50.                 The Separate Account

     51. Summary; Hartford; Detailed Description of Certificate Benefits and Provisions

     52.                 The Funds - General

     53.                 Federal Tax Considerations

     54.                 Not applicable

     55.                 Not applicable

     56.                 Not required by Form S-6

     57.                 Not required by Form S-6

     58.                 Not required by Form S-6

     59.                 Not required by Form S-6

                                        PART I

                                OMNISOURCE -SM-
                     GROUP FLEXIBLE PREMIUM VARIABLE LIFE
                              INSURANCE POLICIES
                        HARTFORD LIFE INSURANCE COMPANY
                                 P.O. BOX 2999
                       HARTFORD, CONNECTICUT 06104-2999
[LOGO]                     TELEPHONE: 1-800-861-1408

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This Prospectus describes a group flexible premium variable life insurance policy (the "Group Policies," and each individually a "Group Policy") and certificates of insurance (the "Certificates," and each individually a "Certificate") offered by Hartford Life Insurance Company ("Hartford"). The Certificates are designed to provide lifetime insurance coverage to the Insured(s) named in the Certificates, and maximum flexibility in connection with premium payments and the Death Benefit, together with an opportunity to participate in the investment experience of ICMG Registered Variable Life Separate Account A. For a given amount of Death Benefit chosen, the Owner has considerable flexibility in selecting the timing and amount of premium payments. In addition to the Initial Premium payment, additional premium payments are also allowed.

Group Policies may be issued to a Participating Employer or to a trust that is adopted by a Participating Employer. Eligible employees of Participating Employers may own Certificates issued under their respective Participating Employer's Group Policy. The Owners possess all rights and interests under the Group Policy. The Owners are provided with the Certificates, which describe each Owner's rights, benefits, and options under the Group Policy.

Sales agents can provide prospective purchasers with individualized sales illustrations which reflect all the fees and charges associated with the Certificate options selected.

The Certificates provide for a Death Benefit, pursuant to which Death Proceeds are payable at the Insured's death. You may select one of two Death Benefit options. Death Benefit Option A is an amount equal to the larger of (1) the Face Amount and (2) the Variable Insurance Amount. Death Benefit Option B is an amount equal to the larger of (1) the Face Amount plus the Cash Value and (2) the Variable Insurance Amount. The Death Proceeds payable to the Beneficiary equal the Death Benefit less any Debt outstanding under the Certificate plus any rider benefits payable.

The Investment Value of a Certificate will also vary up or down to reflect the investment experience of the Investment Divisions to which Net Premiums have been allocated. The Owner bears the investment risk for all amounts so allocated.

The Portfolios underlying the Investment Divisions presently are: shares of Class IA of the Hartford Capital Appreciation HLS Fund, Inc. ("Hartford Capital Appreciation Fund"), shares of Class IA of the Hartford Bond HLS Fund, Inc. ("Hartford Bond Fund") and shares of Class IA of the Hartford Money Market HLS Fund, Inc. ("Hartford Money Market Fund"), the Limited Maturity Bond Portfolio, the Balanced Portfolio and the Partners Portfolio of Neuberger & Berman Advisers Management Trust; the VIP High Income Portfolio, the VIP Equity-Income Portfolio and the VIP Overseas Portfolio of Variable Insurance Products Fund; the VIP II Asset Manager Portfolio of Variable Insurance Products Fund II; the Alger American Small Capitalization Portfolio and the Alger American Growth Portfolio of The Alger American Fund; the J.P. Morgan Bond Portfolio, the J.P. Morgan Equity Portfolio, the J.P. Morgan Small Company Portfolio and the J.P. Morgan International Equity Portfolio of J.P. Morgan Series Trust II; the Fixed Income Portfolio, the High Yield Portfolio, the Equity Growth Portfolio, the Value Portfolio, the Global Equity Portfolio and the Emerging Markets Equity Portfolio of Morgan Stanley Universal Funds, Inc.; and the EAFE-Registered Trademark-Equity Index Fund, Equity 500 Index Fund and the Small Cap Index Fund of the BT Insurance Funds Trust.

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IT MAY NOT BE ADVANTAGEOUS TO PURCHASE FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE AS A REPLACEMENT FOR YOUR CURRENT LIFE INSURANCE OR IF YOU ALREADY OWN A FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE POLICY.
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THIS PROSPECTUS IS VALID ONLY IF ACCOMPANIED BY THE CURRENT PROSPECTUSES OF THE AVAILABLE UNDERLYING FUNDS WHICH CONTAIN A FULL DESCRIPTION OF THOSE FUNDS. ALL PROSPECTUSES SHOULD BE READ AND RETAINED FOR FUTURE REFERENCE.
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THIS PROSPECTUS AND OTHER INFORMATION ABOUT THE SEPARATE ACCOUNT REQUIRED TO BE FILED WITH THE SECURITIES AND EXCHANGE COMMISSION CAN BE FOUND AT THE COMMISSION'S WEB SITE (HTTP://WWW.SEC.GOV).
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THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
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THE DATE OF THIS PROSPECTUS IS DECEMBER 21, 1998.

2                                                HARTFORD LIFE INSURANCE COMPANY
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                               TABLE OF CONTENTS


                                                                         PAGE
                                                                         ----
 SPECIAL TERMS.........................................................    4
 SUMMARY...............................................................    6
 HARTFORD..............................................................    9
 THE SEPARATE ACCOUNT..................................................    9
 THE FUNDS.............................................................   10
   General.............................................................   10
     Hartford Funds....................................................   10
     Neuberger & Berman Advisers Management Trust......................   10
     Variable Insurance Products Fund and Variable Insurance Products
      Fund II..........................................................   11
     The Alger American Fund...........................................   11
     J.P. Morgan Series Trust II.......................................   11
     Morgan Stanley Universal Funds, Inc...............................   11
     BT Insurance Funds Trust..........................................   11
   The Portfolios......................................................   12
 DETAILED DESCRIPTION OF CERTIFICATE BENEFITS AND PROVISIONS...........   14
   General.............................................................   14
   Issuance of a Certificate...........................................   14
   Premiums............................................................   14
     Premium Payment Flexibility.......................................   14
     Allocation of Premium Payments....................................   15
     Accumulation Units................................................   15
     Accumulation Unit Values..........................................   15
     Premium Limitation................................................   15
   Values Under the Certificate........................................   16
   Surrender of the Certificate........................................   16
     Partial Withdrawals...............................................   16
   Transfers Among Investment Divisions................................   16
     Amount and Frequency of Transfers.................................   16
     Transfers to or from Investment Divisions.........................   16
     Asset Rebalancing.................................................   17
     Procedures for Telephone Transfers................................   17
   Valuation of Payments and Transfers.................................   17
     Processing of Transactions........................................   17
   Loans...............................................................   17
     Loan Interest.....................................................   17
     Credited Interest.................................................   18
     Loan Repayments...................................................   18
     Termination Due to Excessive Debt.................................   18
     Effect of Loans on Investment Value...............................   18
   Death Benefit.......................................................   18
     Minimum Death Benefit Testing Procedures..........................   18
     Death Benefit Options.............................................   18
     Option Change.....................................................   18
     Payment Options...................................................   19
     Legal Developments Regarding Income Payments......................   19
     Beneficiary.......................................................   19
     Increases and Decreases in Face Amount............................   19
   Benefits at Maturity................................................   20
   Termination of Participation in the Group Policy....................   20
   Lapse and Reinstatement While the Group Policy Is In Effect.........   20
     Lapse and Grace Period............................................   20
     Reinstatement.....................................................   20
   Enrollment for a Certificate........................................   20

HARTFORD LIFE INSURANCE COMPANY                                                3
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                                                                         PAGE
                                                                         ----
   The Right to Examine the Certificate................................   20
   Deductions from Premium.............................................   21
     Front-End Sales Load..............................................   21
     Premium Related Tax Charge........................................   21
     DAC Tax Charge....................................................   21
   Deductions and Charges from Investment Value........................   21
     Monthly Deduction Amount..........................................   21
   Mortality and Expense Risk Charge...................................   22
   Taxes...............................................................   22
 OTHER MATTERS.........................................................   22
   Additions, Deletions or Substitutions of Investments................   22
   Voting Rights.......................................................   23
   Our Rights..........................................................   23
   Statements to Owners................................................   23
   Limit on Right to Contest...........................................   24
   Misstatement as to Age or Sex.......................................   24
   Assignment..........................................................   24
   Dividends...........................................................   24
   Experience Credits..................................................   24
 SUPPLEMENTAL BENEFITS.................................................   24
   Maturity Date Extension Rider.......................................   24
 EXECUTIVE OFFICERS AND DIRECTORS......................................   24
 DISTRIBUTION OF THE GROUP POLICY......................................   29
 SAFEKEEPING OF THE SEPARATE ACCOUNT ASSETS............................   29
 FEDERAL TAX CONSIDERATIONS............................................   30
   General.............................................................   30
   Taxation of Hartford and the Separate Account.......................   30
   Income Taxation of Certificate Benefits.............................   30
   Modified Endowment Contracts........................................   30
   Diversification Requirements........................................   31
   Federal Income Tax Withholding......................................   31
   Other Tax Considerations............................................   31
 PERFORMANCE RELATED INFORMATION.......................................   31
 LEGAL PROCEEDINGS.....................................................   32
 YEAR 2000.............................................................   32
 EXPERTS...............................................................   33
 REGISTRATION STATEMENT................................................   33
 FINANCIAL STATEMENTS..................................................   33
 APPENDIX A -- ILLUSTRATIONS OF DEATH BENEFIT, CASH VALUE AND CASH
   SURRENDER VALUE.....................................................   34
 REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS..............................   57


             THE GROUP POLICIES MAY NOT BE AVAILABLE IN ALL STATES.

    THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFERING IN ANY JURISDICTION IN WHICH SUCH OFFERING MAY NOT BE LAWFULLY MADE. NO DEALER OR OTHER PERSON IS AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS IN CONNECTION WITH THIS OFFERING OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH OTHER INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED ON.

4                                                HARTFORD LIFE INSURANCE COMPANY
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                                 SPECIAL TERMS

As used in this Prospectus, the following terms have the indicated meanings:

ACCUMULATION UNIT: An accounting unit of measure used to calculate the value of an Investment Division.

ADJUSTABLE LOAN INTEREST RATE: The interest rate charged on Loans that is adjusted from time to time by Hartford. The method of calculation of the Adjustable Loan Interest Rate is described later in this Prospectus.

ATTAINED AGE: The Issue Age plus the period since the Coverage Date.

BENEFICIARY: The person so designated by the Owner in the Certificate.

CASH SURRENDER VALUE: The Cash Value, less Debt, less any charges accrued but not yet deducted.

CASH VALUE: The Investment Value plus the Loan Account Value.

CERTIFICATE: The form evidencing and describing the Owner's rights, benefits, and options under the Group Policy. The Certificate will describe, among other things, (i) the benefits payable upon the death of the named Insured, (ii) to whom the benefits are payable and (iii) the limits and other terms of the Group Policy as they pertain to the Insured.

CERTIFICATE ANNIVERSARY: An anniversary of the Coverage Date.

CHARGE DEDUCTION DIVISION: An Investment Division from which all charges are deducted if so designated in the Enrollment Form or later elected.

CODE: The Internal Revenue Code of 1986, as amended.

COVERAGE DATE: The date insurance under the Certificate is effective as to an Insured and from which Coverage Months and Coverage Years are determined.

COVERAGE MONTH(S): The 1-month period and each successive 1-month period following the Coverage Date.

COVERAGE YEAR(S): The 12-month period and each sucessive 12-month period following the Coverage Date.

CUSTOMER SERVICE CENTER: The service area of Hartford Life Insurance Company.

DEATH BENEFIT: The Death Benefit option in effect determines how the Death Benefit is calculated. The two Death Benefit options are described under "Detailed Description of Certificate Benefits and Provisions -- Death Benefit."

DEATH PROCEEDS: The Death Benefit less outstanding Debt plus any rider benefits payable.

DEBT: The aggregate amount of outstanding Loans, plus any interest accrued at the Adjustable Loan Interest Rate.

ENROLLMENT FORM: The form required to be filled out prior to issuance of a Certificate. The specific form used will depend on the underwriting classification and plan design.

FACE AMOUNT: The minimum Death Benefit as long as the Certificate is in force. It is specified at issue and may be changed after issue on request, or due to a change in Death Benefit option or a partial withdrawal.

FUNDS: The registered open-end management investment companies in which assets of the Investment Divisions of the Separate Account may be invested. Currently, the Funds include: (i) Hartford Capital Appreciation Fund; (ii) Hartford Bond Fund; (iii) Hartford Money Market Fund ((i)-(iii) are each a "Hartford Fund" and collectively the "Hartford Funds" and are managed by HL Investment Advisors, Inc. ("HL Advisors")); (iv) Neuberger & Berman Advisers Management Trust ("Neuberger & Berman AMT"), managed by Neuberger & Berman Management Incorporated ("N&B Management"); (v) Variable Insurance Products Fund ("VIP"), managed by Fidelity Management & Research Company ("FMR"); (vi) Variable Insurance Products Fund II ("VIP II"), managed by FMR; (vii) The Alger American Fund ("Alger American Fund"), managed by Fred Alger Management, Inc. ("Alger Management"); (viii) J.P. Morgan Series Trust II ("J.P. Morgan Series Trust"), managed by J.P. Morgan Investment Management Inc. ("J.P. Morgan"); (ix) Morgan Stanley Universal Funds, Inc. ("MSUF"), managed by either Morgan Stanley Asset Management Inc. ("MSAM") or Miller Anderson & Sherrerd, LLP ("MAS"); and (x) BT Insurance Funds Trust, managed by Bankers Trust Global Investment Management, a unit of Bankers Trust Company ("Bankers Trust").

GENERAL ACCOUNT: The assets of Hartford other than the assets of Our separate accounts.

GRACE PERIOD: The 61-day period, measured in calendar days, following the date We mail to the Owner notice that the Cash Surrender Value is insufficient to pay the charges due. Unless the Owner has given Us written notice of the termination in advance of the date of termination of any Certificate, insurance will continue in force during this period.

GROUP POLICY: The group flexible premium variable life insurance policy issued by Hartford and described in this Prospectus.

HARTFORD (ALSO REFERRED TO AS "WE," "US," "OUR"): Hartford Life Insurance
Company.

IN WRITING: In a written form satisfactory to Us.

INITIAL PREMIUM: The amount of premium initially payable shown in Your Certificate.

INSURED: The person on whose life the Certificate is issued. The Insured is identified in the Certificate.

INVESTMENT DIVISION: A separate division of the Separate Account which invests exclusively in the shares of a specified Portfolio of a Fund. The Separate Account currently offers 25 Investment Divisions: (i) the Hartford Capital Appreciation Investment Division, (ii) the Hartford Bond Investment Division,
(iii) the Hartford Money Market Investment Division, (iv) the N&B AMT Limited Maturity Bond Investment Division, (v) the N&B AMT Balanced Investment Division,
(vi) the N&B AMT Partners Investment Division, (vii) the

HARTFORD LIFE INSURANCE COMPANY                                                5
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Fidelity VIP High Income Investment Division, (viii) the Fidelity VIP Equity-Income Investment Division, (ix) the Fidelity VIP Overseas Investment Division, (x) the Fidelity VIP II Asset Manager Investment Division, (xi) the Alger American Small Capitalization Investment Division, (xii) the Alger American Growth Investment Division, (xiii) the J.P. Morgan Bond Investment Division, (xiv) the J.P. Morgan Equity Investment Division, (xv) the J.P. Morgan Small Company Investment Division, (xvi) the J.P. Morgan International Opportunities Investment Division, (xvii) the MS Fixed Income Investment Division, (xviii) the MS High Yield Investment Division, (xix) the MS Equity Growth Investment Division, (xx) the MS Value Investment Division, (xxi) the MS Global Equity Investment Division, (xxii) the MS Emerging Markets Equity Investment Division, (xxiii) the BT EAFE-Registered Trademark- Equity Index Investment Division, (xxiv) BT Equity 500 Index Investment Division, and (xxv) the BT Small Cap Index Investment Division.

INVESTMENT VALUE: The sum of the values of assets in the Investment Divisions under the Certificate.

ISSUE AGE: The Insured's age on the birthday nearest to the Coverage Date.

LOAN: Any amount borrowed against the Investment Value under a Certificate.

LOAN ACCOUNT: That portion of Hartford's General Account to which amounts are transferred as a result of a Loan. The Loan Account is credited with interest and does not participate in the investment experience of the Separate Account.

LOAN ACCOUNT VALUE: The amounts of the Investment Value transferred to (or from) the General Account to secure Loans, plus interest accrued at the daily equivalent of an annual rate equal to the Adjustable Loan Interest Rate actually charged, reduced by not more than 1%.

MATURITY DATE: The date on which an Insured's coverage matures as shown in the Certificate. We will pay the Cash Surrender Value, if any, if the Insured is living on the Maturity Date, upon surrender of the Certificate to Hartford.

MONTHLY DEDUCTION AMOUNT: The fees and charges deducted from the Investment Value on the Processing Date.

NET AMOUNT AT RISK: The Death Benefit less the Cash Value.

NET PREMIUM: The amount of premium actually credited to the Investment
Divisions.

NYSE: The New York Stock Exchange.

OWNER (ALSO REFERRED TO AS "YOU" OR "YOUR"): The person or legal entity so designated in the Enrollment Form or as subsequently changed. The Owner may be someone other than the Insured. The Owner possesses all rights under the Group Policy with respect to the Certificate.

PARTICIPATING EMPLOYER: An employer, or a trust sponsored by an employer, to which Hartford issues the Group Policy described in this Prospectus.

PORTFOLIO: A Hartford Fund or a separate mutual fund, series or portfolio of the remaining Funds. There are currently 25 Portfolios available under the Group
Policy: the Hartford Capital Appreciation Fund, Inc., Hartford Bond Fund, Inc. and Hartford Money Market Fund, Inc.; the Limited Maturity Bond Portfolio ("N&B AMT Limited Maturity Bond Portfolio"), Balanced Portfolio ("N&B AMT Balanced Portfolio") and Partners Portfolio ("N&B AMT Partners Portfolio") of Neuberger & Berman AMT; the VIP High Income Portfolio, VIP Equity-Income Portfolio and VIP Overseas Portfolio of VIP, the VIP II Asset Manager Portfolio of VIP II; the Alger American Small Capitalization Portfolio and Alger American Growth Portfolio of Alger American Fund; the J.P. Morgan Bond Portfolio, J.P. Morgan Equity Portfolio, J.P. Morgan Small Company Portfolio and J.P. Morgan International Opportunities Portfolio of J.P. Morgan Series Trust; the Fixed Income Portfolio ("MS Fixed Income Portfolio"), High Yield Portfolio ("MS High Yield Portfolio"), Equity Growth Portfolio ("MS Equity Growth Portfolio"), Value Portfolio ("MS Value Portfolio"), Global Equity Portfolio ("MS Global Equity Portfolio"), and Emerging Markets Equity Portfolio ("MS Emerging Markets Equity Portfolio") of MSUF; the EAFE-Registered Trademark- Equity Index Fund ("BT EAFE" Equity Index Fund"), Equity 500 Index Fund ("BT Equity 500 Index Fund") and Small Cap Index Fund ("BT Small Cap Index Fund") of BT Insurance Funds Trust.

PRO RATA BASIS: An allocation method based on the proportion of the Investment Value in each Investment Division.

PROCESSING DATE(S): The day(s) on which We deduct charges from the Investment Value. The first Processing Date is the Coverage Date. There is a Processing Date each month. Later Processing Dates are on the same calendar day as the Coverage Date, or on the last day of any month which has no such calendar day.

PROCESSING PERIOD: The period from the Coverage Date to the next Processing Date, and thereafter, the period from one Processing Date to the next.

SEC: The U.S. Securities and Exchange Commission.

SEPARATE ACCOUNT: ICMG Registered Variable Life Separate Account A, an account established by Hartford to separate the assets funding the Group Policies from other assets of Hartford.


VALUATION DAY: Each business day that Hartford and each of the Funds value their respective investment portfolios. A business day is any day the NYSE is open for trading or any day the SEC requires mutual funds, unit investment trusts or other investment portfolios to be valued. The value of the Separate Account is determined at the close of the NYSE (generally 4:00 p.m. Eastern Time) on such days.


VALUATION PERIOD: The period between the close of business on successive Valuation Days.

VARIABLE INSURANCE AMOUNT: The Cash Value multiplied by the applicable variable insurance factor provided in the Certificate.

VIP: Variable Insurance Products Fund.

VIP II: Variable Insurance Products Fund II.

6                                                HARTFORD LIFE INSURANCE COMPANY
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                                    SUMMARY

                                THE GROUP POLICY
    The Group Policies, and the Certificates, offered by this Prospectus are funded by the Separate Account, a separate account established by Hartford pursuant to Connecticut insurance law and organized as a unit investment trust registered under the Investment Company Act of 1940 (the "1940 Act"). The Separate Account has 25 Investment Divisions dedicated to the Group Policies, each of which invests solely in a corresponding Portfolio of the Funds.

    Depending upon the state of issuance of Your Certificate and the applicable provisions of Your Certificate, Your initial Net Premium will, when Your Certificate is issued, either be (1) invested in the Hartford Money Market Investment Division during the right to examine period or (2) invested immediately in Your chosen Investment Divisions, upon Our receipt thereof. IF YOUR INITIAL NET PREMIUM IS INVESTED IMMEDIATELY IN YOUR CHOSEN INVESTMENT DIVISIONS, YOU WILL BEAR FULL INVESTMENT RISK FOR ANY AMOUNTS ALLOCATED TO THE INVESTMENT DIVISIONS DURING THE RIGHT TO EXAMINE PERIOD. Please note that this automatic immediate investment feature only applies if Your Certificate so specifies. Please check with Your agent to determine the status of Your Certificate. You must fill out and send Us the appropriate form In Writing or comply with other designated Hartford procedures if You would like to change how subsequent Net Premiums are allocated. See "Allocation of Premium Payments," page 15.

    Pursuant to the Certificates, each selected Investment Division is credited with Accumulation Units and each selected Investment Division's assets are invested in the applicable underlying Portfolio. Subject to certain restrictions, an Owner may transfer amounts among the available Investment Divisions. See "Detailed Description of Certificate Benefits and Provisions -- Transfers Among Investment Divisions," page 16.

    The Group Policies are life insurance policies and the Certificates evidencing an Owner's interest in the Group Policies provide for death benefits, cash values, and other features traditionally associated with life insurance. The Group Policies are "flexible premium" because, once the desired level and pattern of the Death Benefit have been determined, a purchaser has considerable flexibility in the selection of the timing and amount of premium to be paid. The Group Policies are called "variable" because, unlike the fixed benefits of an ordinary whole life insurance policy, the Investment Value under a Certificate will, and the Death Benefit may, increase or decrease depending on the investment experience of the Investment Divisions to which the Net Premiums have been allocated. See "Detailed Description of Certificate Benefits and Provisions -- Death Benefit," page 18.

                                 DEATH BENEFIT

    The Certificates provide for two Death Benefit options. Under Death Benefit Option A, the Death Benefit is an amount equal to the larger of (1) the Face Amount and (2) the Variable Insurance Amount. Under Death Benefit Option B, the Death Benefit is an amount equal to the larger of (1) the Face Amount plus the Cash Value and (2) the Variable Insurance Amount. We will pay the Death Proceeds to the Beneficiary upon proof of death of the Insured before the Maturity Date. The Death Proceeds equal the Death Benefit less outstanding Debt plus any rider benefits payable under the Certificate. See "Detailed Description of Certificate Benefits and Provisions -- Death Benefit," page 18.

                                    PREMIUM

    You have considerable flexibility as to when and in what amounts You pay premiums.

    No premium payment will be accepted which causes the Certificate to fail to meet the tax qualification guidelines for life insurance under the Code.

                                GENERAL ACCOUNT

    Amounts allocated to the Loan Account to secure a Loan become part of the General Account assets of Hartford. Hartford invests the assets of the General Account in accordance with applicable law governing the investments of insurance company general accounts. See "Detailed Description of Certificate Benefits and Provisions -- Loans," page 17.

                            DEDUCTIONS FROM PREMIUM

    Prior to the allocation of premiums to the selected Investment Divisions, a deduction as a percentage of premium is made for the front-end sales load, state and local premium taxes, and the Deferred Acquisition Cost ("DAC") tax charge. The amount of each premium allocated among the Investment Divisions is Your Net Premium.

                              FRONT-END SALES LOAD

    When We receive a Premium Payment, We deduct a front-end sales load. The current front-end sales load is 6.75% of any premium paid for Coverage Years 1 through 7 and 4.75% of any premium paid in Coverage Years 8 and later. The maximum front-end sales load is 9% of any premium paid for Coverage Years 1 through 7 and 7% of any premium paid in Coverage Years 8 and later.

HARTFORD LIFE INSURANCE COMPANY                                                7
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    The front-end sales load covers expenses relating to the sale and distribution of the Certificates and may be reduced for certain sales of the Certificates under circumstances which result in savings of such sales and distribution expenses. For more information concerning the front-end sales load, see "Detailed Description of Certificate Benefits and Provisions -- Deductions from Premium," page 21.

                         LIMITS ON FRONT-END SALES LOAD

    Certain insurance laws and regulations limit the front-end sales load which can be assessed against the Certificates. The front-end sales load assessed in the Certificates complies with these limitations.

                           PREMIUM RELATED TAX CHARGE

    We deduct a percentage of each premium to cover taxes assessed against Hartford by various states, municipalities and other jurisdictions that are attributable to premiums. The percentage actually deducted will vary by locale depending on the tax rates in effect there. The range is generally between 0% and 4%.

                                 DAC TAX CHARGE

    Hartford deducts 1.25% of each premium to cover a federal premium tax assessed against Hartford. This charge is reasonable in relation to Hartford's federal income tax burden, under Code Section 848, resulting from the receipt of premiums. We will adjust the charge based on changes in the applicable tax law.

                             DEDUCTIONS AND CHARGES
                             FROM INVESTMENT VALUE

    As with many other types of insurance policies, each Certificate will have an Investment Value. The Investment Value of the Certificate will increase or decrease to reflect the investment experience of the chosen Investment Divisions, deductions for the Monthly Deduction Amount and any amounts transferred from the Investment Divisions into the Loan Account. There is no minimum guaranteed Investment Value and the Owner bears the risk of the investment in the underlying Portfolios. See "Detailed Description of Certificate Benefits and Provisions -- Deductions and Charges from Investment Value," page 21.

    We will subtract amounts from Your Investment Value to provide for the Monthly Deduction Amount. These will be taken from the Charge Deduction Division, as specified in the Certificate. If there is insufficient Investment Value in the Charge Deduction Division:

(1) Hartford will apply the Investment Value of the Charge Deduction Division to the charges due and set the Investment Value in the Charge Deduction Division to zero; and

(2) any additional amount due will be deducted from the remaining Investment Divisions on a Pro Rata Basis.

    If no Charge Deduction Division is selected, any amounts due will be taken on a Pro Rata Basis from Your chosen Investment Divisions on each Processing Date.

    The Monthly Deduction Amount equals:

(a) the administrative expense charge; plus

(b) the charges for cost of insurance; plus

(c) the charges for additional benefits provided by rider, if any.

    Hartford may also set up a provision for income taxes imposed on the assets of the Separate Account. See "Deductions and Charges from Investment Value," page 21, and "Federal Tax Considerations," page 30.

                       MORTALITY AND EXPENSE RISK CHARGE

    A charge is made for mortality and expense risks assumed by Hartford. Hartford currently deducts a daily charge for Coverage Years 1 through 10 at an effective annual rate of .65% of the value of each Investment Division's assets and for Coverage Years 11 and later at an effective annual rate of .50% of each Investment Division's assets. In no event will the charge exceed .65% of an Investment Division's assets on an annual basis.

                           CHARGES AGAINST THE FUNDS

    The Separate Account purchases Fund shares at net asset value. The net asset value of those shares reflects investment advisory fees and administrative and other expenses deducted from the assets of the Portfolios. Applicants should review the prospectuses for the Funds which accompany this Prospectus for a description of the charges assessed against the assets of each of the Portfolios.

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    The following table shows annual operating expenses after waivers or reimbursements for 1997:

    ANNUAL PORTFOLIO OPERATING EXPENSES AFTER WAIVERS AND/OR REIMBURSEMENTS
                        (as a percentage of net assets)


                                                                     TOTAL
                                          MANAGEMENT    OTHER      OPERATING
PORTFOLIO NAME                               FEE       EXPENSES   EXPENSES(1)
----------------------------------------  ----------   --------   ------------
Hartford Capital Appreciation Fund......    0.645%      0.020%       0.665%
Hartford Bond Fund......................    0.515%      0.020%       0.535%
Hartford Money Market Fund..............    0.450%      0.015%       0.465%
N&B AMT Limited Maturity Bond Portfolio
 (2)....................................    0.650%      0.120%       0.770%
N&B AMT Balanced Portfolio (2)..........    0.850%      0.190%       1.040%
N&B AMT Partners Portfolio (2)..........    0.800%      0.060%       0.860%
VIP High Income Portfolio (3)...........    0.590%      0.120%       0.710%
VIP Equity-Income Portfolio (3).........    0.500%      0.080%       0.580%
VIP Overseas Portfolio (3)..............    0.750%      0.170%       0.920%
VIP II Asset Manager Portfolio (3)......    0.550%      0.100%       0.650%
Alger American Small Capitalization
 Portfolio..............................    0.850%      0.040%       0.890%
Alger American Growth Portfolio.........    0.750%      0.040%       0.790%
J.P. Morgan Bond Portfolio (4)..........    0.300%      0.450%       0.750%
J.P. Morgan Equity Portfolio (4)........    0.400%      0.500%       0.900%
J.P. Morgan Small Company Portfolio
 (4)....................................    0.600%      0.550%       1.150%
J.P. Morgan International Opportunities
 Portfolio (4)..........................    0.600%      0.600%       1.200%
MS Fixed Income Portfolio (5)...........    0.000%      0.700%       0.700%
MS High Yield Portfolio (5).............    0.000%      0.800%       0.800%
MS Equity Growth Portfolio (5)..........    0.000%      0.850%       0.850%
MS Value Portfolio (5)..................    0.000%      0.850%       0.850%
MS Global Equity Portfolio (5)..........    0.000%      1.150%       1.150%
MS Emerging Markets Equity Portfolio
 (5)....................................    0.000%      1.750%       1.750%
BT EAFE-Registered Trademark- Equity
 Index Fund (6).........................    0.020%      0.630%       0.650%
BT Equity 500 Index Fund (6)............    0.000%      0.300%       0.300%
BT Small Cap Index Fund (6).............    0.000%      0.450%       0.450%


---------
(1) Management Fee generally represents the fees paid to the investment adviser or its affiliate for investment and administrative services provided. Other Expenses are expenses (other than Management Fees) which are deducted from the fund including legal, accounting and custodian fees. For complete description of the nature of the services provided in consideration of the operating expenses deducted, please see the Fund prospectuses.

(2) Neuberger & Berman AMT is divided into Portfolios, each of which invests all of its net investable assets in a corresponding series of Advisers Managers Trust. The figures reported under Management Fee include the aggregate of the administration fees paid by the Portfolio and the management fee paid by its corresponding series of Advisers Managers Trust. Similarly, Other Expenses includes all other expenses of the Portfolio and its corresponding series of Advisers Managers Trust.

(3) A portion of the brokerage commissions that certain funds pay was used to reduce fund expenses. In addition, certain funds have entered into arrangements with their custodian and transfer agent whereby credits realized, as a result of uninvested cash balances were used to reduce custodian expenses. Including these reductions, the total operating expenses presented in the table would have been 0.710% for VIP High Income Portfolio, 0.570% for VIP Equity-Income Portfolio, 0.900% for VIP Overseas Portfolio, and 0.640% for VIP II Asset Manager Portfolio.


(4) Pursuant to a voluntary agreement, fees and expenses were reimbursed to the extent expenses exceeded .75%, .90%, 1.15% and 1.20% of the average daily net assets of J.P. Morgan Bond Portfolio, J.P. Morgan Equity Portfolio, J.P. Morgan Small Company Portfolio and J.P. Morgan International Opportunities Portfolio, respectively. Without such reimbursement, Management Fees, Other Expenses and Total Operating Expenses would have been as follows:



                                                                                                                        TOTAL
                                                                                           MANAGEMENT      OTHER      OPERATING
PORTFOLIO                                                                                     FEE        EXPENSES     EXPENSES
----------------------------------------------------------------------------------------  ------------  -----------  -----------
J.P Morgan Bond Portfolio...............................................................       0.300%       1.610%       1.910%
J.P. Morgan Equity Portfolio............................................................       0.400%       1.910%       2.310%
J.P. Morgan Small Company Portfolio.....................................................       0.600%       3.210%       3.810%
J.P. Morgan International Opportunities Portfolio.......................................       0.600%       3.650%       4.250%


(5) With respect to the MS Fixed Income, MS High Yield, MS Equity Growth, MS Value, MS Global Equity and MS Emerging Markets Equity Portfolios, the investment adviser has voluntarily agreed to waive its investment advisory fees and to reimburse the Portfolios if such fees would cause their respective Total Operating Expenses to exceed those set forth in

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    the table above. Absent such reductions, it is estimated that Management Fees, Other Expenses and Total Operating Expenses for the Portfolios would have been as follows:


                                                                     TOTAL
                                          MANAGEMENT    OTHER      OPERATING
PORTFOLIO                                    FEE       EXPENSES     EXPENSES
----------------------------------------  ----------   --------   ------------
MS Fixed Income Portfolio...............    0.400%      1.310%       1.710%
MS High Yield Portfolio.................    0.500%      1.180%       1.680%
MS Equity Growth Portfolio..............    0.550%      1.500%       2.050%
MS Value Portfolio......................    0.550%      1.320%       1.870%
MS Global Equity Portfolio..............    0.800%      1.630%       2.430%
MS Emerging Markets Equity Portfolio....    1.250%      2.870%       4.120%



(6) Without expense waivers and reimbursements, the Management Fees, Other Expenses and the Total Operating Expenses for BT EAFE-Registered Trademark-Equity Index Fund, BT Equity 500 Index Fund and BT Small Cap Index Fund would have been as follows:



                                                                                                                        TOTAL
                                                                                           MANAGEMENT      OTHER      OPERATING
PORTFOLIO                                                                                     FEE        EXPENSES     EXPENSES
----------------------------------------------------------------------------------------  ------------  -----------  -----------
BT EAFE-Registered Trademark- Equity Index..............................................       0.450%       2.300%       2.750%
BT Equity 500 Index.....................................................................       0.200%       2.580%       2.780%
BT Small Cap Index......................................................................       0.350%       2.920%       3.270%


                                     LOANS

    An Owner may obtain a cash Loan from Hartford. The Loan is secured by the Owner's Certificate. The maximum Loan amount is equal to the sum of the Cash Surrender Value plus outstanding Debt, multiplied by .90, less outstanding Debt. See "Detailed Description of Certificate Benefits and Provisions -- Loans," page 17.

                      THE RIGHT TO EXAMINE THE CERTIFICATE

    An applicant has a limited right to return his or her Certificate. Subject to applicable state regulations, if the applicant returns the Certificate within 10 calendar days after delivery of the Certificate Hartford will return to the applicant, within seven days thereafter, either (i) the premium paid or (ii) the Cash Value under the Certificate plus charges deducted. See "The Right to Examine the Certificate," page 20.

                                TAX CONSEQUENCES

    The current federal tax law generally excludes all Death Benefit payments from the gross income of the Beneficiary under the Certificate. See "Federal Tax Considerations," page 30.

    There are circumstances when the Certificate may become a Modified Endowment Contract under Federal tax law. If it does, Loans and other pre-death distributions are includable in gross income on an income-first basis. A 10% penalty tax may be imposed on income distributed before the insured attains age 59 1/2. Prospective purchasers and Owners are advised to consult a qualified tax adviser before taking steps that may affect whether the Certificate becomes a Modified Endowment Contract. Hartford has instituted procedures to monitor whether a Certificate may become a Modified Endowment Contract after issue. See "Federal Tax Considerations -- Modified Endowment Contracts" for a discussion of the "seven-pay" test, page 30.

                                    HARTFORD

    Hartford Life Insurance Company ("Hartford") is a stock life insurance company engaged in the business of writing life insurance, both individual and group, in all states of the United States and the District of Columbia. Hartford was originally incorporated under the laws of Massachusetts on June 5, 1902, and was subsequently redomiciled to Connecticut. Its offices are located in Simsbury, Connecticut; however, its mailing address is P.O. Box 2999, Hartford, CT 06104-2999. Hartford is ultimately controlled by The Hartford Financial Services Group, Inc., one of the largest financial service providers in the United States.

    Hartford is rated A+ (superior) by A.M. Best and Company, Inc., on the basis of its financial soundness and operating performance. Hartford is rated AA by Standard & Poor's on the basis of its insurer financial strength and AA+ by Duff and Phelps on the basis of its claims paying ability. These rating do not apply to the investment performance of the Investment Divisions. The rating apply to Hartford's ability to meet its insurance obligations, including those described in this Prospectus.

                              THE SEPARATE ACCOUNT

    The insurance benefits under the Group Policies are provided through investments made in ICMG Registered Variable Life Separate Account A, a separate account established by Hartford on April 14, 1998, under the insurance laws of the State of Connecticut, pursuant to a resolution of Hartford's Board of Directors. The Separate Account is organized as a unit investment trust and is registered with the SEC under the 1940 Act. Such registration does not

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signify that the SEC supervises the management or the investment practices or policies of the Separate Account. The Separate Account meets the definition of a "separate account" under the federal securities laws.

    Under Connecticut law, the assets of the Separate Account are held exclusively for the benefit of Owners and persons entitled to payments under the Group Policies and the Certificates and owners of any other policies which may be available through the Separate Account. The assets of the Separate Account are owned by Hartford and the obligations under the Group Policies and the Certificates are obligations of Hartford. These assets are held separately from the other assets of Hartford and income, gains and losses incurred on the assets in the Separate Account, whether or not realized, are credited to or charged against the Separate Account without regard to other income, gains or losses of Hartford (except to the extent that assets in the Separate Account exceed the reserves and other liabilities of the Separate Account). Therefore, the investment performance of the Separate Account is entirely independent of the investment performance of the General Account assets or any other separate account maintained by Hartford.

    The Separate Account has 25 Investment Divisions dedicated to the Group Policies, each of which invests solely in a corresponding Portfolio of the Funds. Additional Investment Divisions may be established at the discretion of Hartford. The Separate Account may include other divisions which will not be available under the Group Policies.

                                   THE FUNDS

                                    GENERAL

    The shares of the Portfolios are sold by the Funds to the Separate Account. The assets of the Separate Account attributable to the Group Policies are invested exclusively in the Investment Divisions. An Owner may allocate Net Premium payments among the Investment Divisions. Owners should review the brief descriptions of the investment objectives of each of the Portfolios in connection with that allocation. See "The Funds -- The Portfolios," page 12.

    Each Fund continually issues an unlimited number of full and fractional shares of beneficial interest in the relevant Portfolios. In addition to being offered to the Separate Account, each Fund's shares are or may be offered to other separate accounts funding variable annuity contracts and variable life insurance policies issued by Hartford or its affiliates and to separate accounts of other insurance companies. It is conceivable that in the future it may become disadvantageous for both variable annuity and variable life insurance separate accounts or for separate accounts of other life insurance companies to invest in shares of the Funds simultaneously. Although neither Hartford nor any of the Funds currently foresees any such disadvantage, each Fund's Board of Directors or Board of Trustees, as applicable (collectively, the "Boards"), will monitor events in order to identify any material conflict between different variable annuity and variable life owners and to determine what action, if any, should be taken in response thereto, including the possible withdrawal of the Separate Account's participation in any of the Funds. Material conflicts could result from such things as (1) changes in state insurance law, (2) changes in federal income tax law, (3) changes in the investment management of any Portfolio, or
(4) differences between voting instructions given by variable annuity and variable life owners. If the Boards were to conclude that separate underlying funds should be established for variable annuity and variable life insurance separate accounts, Hartford will bear the attendant expenses.

    All investment income of, and other distributions to, each Investment Division arising from the applicable Portfolio are reinvested in shares of that Portfolio at net asset value. Hartford will purchase Portfolio shares in connection with Net Premium payments allocated to the applicable Investment Division in accordance with Owners' instructions and will redeem Portfolio shares to meet obligations under the Group Policies and the Certificates or make adjustments in reserves, if any. The Funds are required to redeem Portfolio shares at net asset value and generally to make payment within seven (7) calendar days.

    Applicants should read the Fund prospectuses accompanying this Prospectus in connection with the purchase of a Certificate.

HARTFORD FUNDS

    The Separate Account currently invests in three Funds sponsored by Hartford that are available as part of OmniSource-SM- -- the Hartford Capital Appreciation Fund, the Hartford Bond Fund and the Hartford Money Market Fund. Each Hartford Fund is a separate diversified open-end management investment company registered under the 1940 Act and organized as a Maryland corporation.

    HL Investment Advisors, Inc. ("HL Advisors") serves as the investment adviser to each of the Hartford Funds. In addition, HL Advisors has entered an investment services agreement with The Hartford Investment Management Company ("HIMCO"), pursuant to which HIMCO will provide certain investment services to Hartford Bond Fund and Hartford Money Market Fund. Wellington Management Company, LLP ("Wellington Management") serves as sub-investment adviser for Hartford Capital Appreciation Fund.

NEUBERGER & BERMAN ADVISERS MANAGEMENT TRUST

    The Separate Account currently invests in Neuberger & Berman AMT, a diversified open-end management investment company registered under the 1940 Act and organized as a Delaware business trust. Neuberger & Berman AMT consists of several portfolios, including the Limited Maturity

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Bond Portfolio, Balanced Portfolio and Partners Portfolio available as part of OmniSource-SM-.

    Each portfolio of Neuberger & Berman AMT invests its assets in its corresponding series of the Advisers Managers Trust, which is also an open-end management investment company registered under the 1940 Act and is organized as a New York common law trust. The investment performance of the Limited Maturity Bond Portfolio, Balanced Portfolio and Partners Portfolio will directly correspond with the investment performance of the corresponding series of the Advisers Managers Trust. This "Master/Feeder Fund" structure is different from that of many other investment companies which directly acquire and manage their own portfolios of securities.

    Neuberger & Berman Management Inc. serves as the investment manager of each series of Advisers Managers Trust, as administrator of each portfolio of Neuberger & Berman AMT, and as distributor of the shares of each portfolio of Neuberger & Berman AMT. Neuberger & Berman, LLC serves as the sub-adviser for each series of Advisers Managers Trust.

VARIABLE INSURANCE PRODUCTS FUND AND VARIABLE INSURANCE PRODUCTS FUND II (EACH, A "FIDELITY FUND" AND COLLECTIVELY,
THE "FIDELITY FUNDS")

    The Separate Account currently invests in both Fidelity Funds. The Fidelity Funds are diversified, open-end management investment companies organized as Massachusetts business trusts by Fidelity Management & Research Company ("FMR") and registered under the 1940 Act. The Fidelity Funds consist of several investment portfolios, including the VIP High Income Portfolio, VIP Equity-Income Portfolio, VIP Overseas Portfolio and VIP II Asset Manager Portfolio available as part of OmniSource-SM-.

    The Fidelity Funds are each managed by FMR. FMR is one of America's largest investment management organizations. It is composed of a number of different companies, which provide a variety of financial services and products. FMR is the original Fidelity company, founded in 1946. It provides a number of mutual funds and other clients with investment research and portfolio management services.

THE ALGER AMERICAN FUND

    The Separate Account currently invests in shares of The Alger American Fund, a diversified open-end management investment company registered under the 1940 Act and organized as a Massachusetts business trust. The Alger American Fund consists of six series, including the Alger American Small Capitalization and Alger American Growth Portfolios available as part of OmniSource-SM-.

    The Alger American Fund is managed by Alger Management, a subsidiary of Fred Alger & Company, Incorporated, which is in turn a subsidiary of Alger Associates, Inc., a financial services holding company. Alger Management has been in the business of providing investment advisory services since 1964.

J.P. MORGAN SERIES TRUST II

    The Separate Account currently invests in shares of J.P. Morgan Series Trust, a diversified open-end management investment company registered under the 1940 Act and organized as a Delaware business trust. J.P. Morgan Series Trust consists of five portfolios, including the J.P. Morgan Bond, J.P. Morgan Equity, J.P. Morgan Small Company and J.P. Morgan International Opportunities Portfolios available as part of OmniSource-SM-.

    Each Portfolio of J.P. Morgan Series Trust is advised by J.P. Morgan Investment Management Inc., a wholly-owned subsidiary of J.P. Morgan & Co. Incorporated which is a bank holding company with a long history of service as adviser, underwriter and lender to an extensive roster of major companies and as financial adviser to national governments.

MORGAN STANLEY UNIVERSAL FUNDS, INC.

    The Separate Account currently invests in shares of MSUF, an open-end management investment company registered under the 1940 Act and organized as a corporation under the laws of the State of Maryland. MSUF consists of 17 portfolios, including the Fixed Income, High Yield, Equity Growth, Value, Global Equity and Emerging Markets Equity Portfolios available as part of OmniSource-SM-.

    The investment adviser for Equity Growth, Global Equity and Emerging Markets Equity Portfolios is MSAM, a wholly-owned subsidiary of Morgan Stanley Dean Witter & Co., which is a publicly owned global financial services corporation. The investment adviser for Fixed Income, High Yield and Value Portfolios is MAS, which is indirectly wholly-owned by Morgan Stanley Dean Witter & Co.

BT INSURANCE FUNDS TRUST

    The Separate Account currently invests in the BT Insurance Funds Trust, a diversified open-end management investment company registered under the 1940 Act and organized as a Massachusetts business trust. BT Insurance Funds Trust consists of six series, including the EAFE-Registered Trademark--Equity Index Fund, the Equity 500 Index Fund and the Small Cap Index Fund available as part of OmniSource-SM-.

    BT Insurance Funds Trust has retained the services of Bankers Trust Global Investment Management, a unit of Bankers Trust, as investment manager. Bankers Trust conducts a variety of general banking and trust activities and is a major wholesaler supplier of financial services to the international and domestic institutional markets.

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                                 THE PORTFOLIOS

 HARTFORD CAPITAL APPRECIATION FUND

    Hartford Capital Appreciation Fund seeks to achieve growth of capital by investing in equity securities selected solely on the basis of potential for capital appreciation.

 HARTFORD BOND FUND

    Hartford Bond Fund seeks to achieve maximum current income consistent with preservation of capital by investing primarily in fixed-income securities. Up to 20% of the total assets of the Portfolio may be invested in debt securities rated in the highest category below investment grade ("Ba" by Moody's Investor Services, Inc. or "BB" by Standard & Poor's) or, if unrated, are determined to be of comparable quality by the Portfolio's investment adviser. Securities rated below investment grade are commonly referred to as "high yield-high risk securities" or "junk bonds." For more information concerning the risks associated with investing in such securities, please refer to the section in the accompanying prospectus for the Hartford Funds entitled "High Yield -- High Risk Debt Securities."

 HARTFORD MONEY MARKET FUND

    Hartford Money Market Fund seeks to achieve maximum current income consistent with liquidity and preservation of capital.

 LIMITED MATURITY BOND PORTFOLIO

    N&B AMT Limited Maturity Bond Portfolio seeks to achieve the highest current income consistent with low risk to principal and liquidity; and secondarily, total return. This Portfolio invests in a diversified portfolio primarily consisting of short to intermediate term U.S. government and agency securities and investment grade debt securities issued by financial institutions, corporations, and others. The Portfolio may invest up to 10% of its net assets, measured at the time of investment, in fixed-income securities that are below investment grade.

 BALANCED PORTFOLIO

    N&B AMT Balanced Portfolio seeks to achieve long-term capital growth and reasonable current income without undue risk to principal. It is anticipated that the Portfolio's investment program will normally be managed so that approximately 60% of its total assets will be invested in common and preferred stocks and the remaining assets will be invested in debt securities, primarily investment grade. However, depending on the investment manager's views regarding current market trends, the common stock portion of its portfolio investments may be adjusted downward to as low as 50% or upward to as high as 70%. At least 25% of its assets will be invested in fixed income securities.

 PARTNERS PORTFOLIO

    N&B AMT Partners Portfolio seeks to achieve capital growth. This Portfolio's investment approach is to invest principally in common stocks of medium to large capitalization established companies, using a value-oriented investment approach designed to increase capital with reasonable risk. Its investment program seeks securities believed to be undervalued based on strong fundamentals such as low price-to-earnings ratios, consistent cash flow and the company's track record through all parts of the market cycle.

 VIP HIGH INCOME PORTFOLIO

    VIP High Income Portfolio seeks high current income primarily through investments in all types of income-producing debt securities, preferred stocks and convertible securities. Although the Portfolio has no limits on the quality and maturity of its investments, its strategy typically leads to longer-term, lower-quality, fixed-income securities. These domestic and foreign investments may present the risk of default or may be in default.

 VIP EQUITY-INCOME PORTFOLIO

    VIP Equity-Income Portfolio seeks reasonable income by investing primarily in income-producing equity securities. In choosing these securities, the Portfolio will also consider the potential for capital appreciation. This Portfolio's goal is to achieve a yield which exceeds the composite yield on the securities comprising the Standard & Poor's Composite Index of 500 Stocks (commonly referred to as "S&P 500"). The Portfolio may invest in high yielding, lower-rated securities (commonly referred to as "junk bonds") which are subject to greater risk than investments in higher-rated securities.

 VIP OVERSEAS PORTFOLIO

    VIP Overseas Portfolio seeks long-term growth of capital primarily through investments in foreign securities and provides a means for aggressive investors to diversify their own portfolios by participating in companies and economies outside of the United States. International investing involves increased or additional risks compared to investing primarily in domestic equity securities.

 VIP II ASSET MANAGER PORTFOLIO

    VIP II Asset Manager Portfolio seeks high total return with reduced risk over the long term by allocating its assets among domestic and foreign stocks, bonds and short-term instruments.

 ALGER AMERICAN SMALL CAPITALIZATION PORTFOLIO

    Alger American Small Capitalization Portfolio seeks long-term capital appreciation by investing in a diversified, actively managed portfolio of equity securities, primarily of companies with total market capitalization within the range of companies included in the Russell 2000 Growth Index or the S&P SmallCap 600 Index, updated quarterly.

HARTFORD LIFE INSURANCE COMPANY                                               13
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 ALGER AMERICAN GROWTH PORTFOLIO

    Alger American Growth Portfolio seeks long-term capital appreciation by investing in a diversified, actively managed portfolio of equity securities, primarily of companies with total market capitalization of $1 billion or greater.

 J.P. MORGAN BOND PORTFOLIO

    J.P. Morgan Bond Portfolio seeks high total return consistent with moderate risk of capital and maintenance of liquidity. Although the net asset value of the Portfolio will fluctuate, the Portfolio attempts to preserve the value of its investments to the extent consistent with its objective. Under normal market conditions, 65% of the Portfolio's, assets will be invested in bonds, debentures and other debt instruments. The Portfolio may invest up to 20% of its assets in securities denominated in foreign currencies and may invest without limitation in U.S. dollar-denominated securities of foreign issuers.

 J.P. MORGAN EQUITY PORTFOLIO

    J.P. Morgan Equity Portfolio seeks high total return from a portfolio comprised of selected equity securities. The Portfolio invests primarily in the common stock of large and medium capitalization U.S. companies.

 J.P. MORGAN SMALL COMPANY PORTFOLIO

    J.P. Morgan Small Company Portfolio seeks high total return from a portfolio of equity securities of small companies. The Portfolio invests at least 65% of the value of its total assets in the common stock of small U.S. companies primarily with market capitalizations less than $1 billion.

 J.P. MORGAN INTERNATIONAL OPPORTUNITIES PORTFOLIO

    J.P. Morgan International Opportunities Portfolio seeks high total return from a portfolio of equity securities of foreign corporations. Under normal market conditions, the Portfolio will invest in a minimum of three different foreign countries.

 FIXED INCOME PORTFOLIO

    MS Fixed Income Portfolio seeks above average total return over a market cycle of three to five years by investing in a diversified portfolio of U.S. government and agency securities, corporate bonds, foreign bonds, mortgage-backed securities of domestic issuers, and other fixed income securities and derivatives. Under normal circumstances, the Portfolio will invest at least 65% of its total assets in fixed income securities, not more than 20% of which will be below investment grade (commonly referred to as "high yield securities" or "junk bonds").

 HIGH YIELD PORTFOLIO

    MS High Yield Portfolio seeks above average total return over a market cycle of three to five years by investing at least 65% of its total assets in high yield securities of U.S. and foreign issuers including corporate bonds and other fixed income securities. The Portfolio expects to achieve its objective through maximizing current income, although it may seek capital growth opportunities when consistent with its objective.

 EQUITY GROWTH PORTFOLIO

    MS Equity Growth Portfolio seeks long-term capital appreciation by investing primarily in growth-oriented common and preferred stocks, convertible securities, rights and warrants to purchase common stocks, depositary receipts and other equity securities. Under normal circumstances, the Portfolio will invest at least 65% of its total assets in equity securities.

 VALUE PORTFOLIO

    MS Value Portfolio seeks above average total return over a market cycle of three to five years by investing primarily in common and preferred stocks, convertible securities, rights and warrants to purchase common stocks, ADRs and other equity securities of companies with equity capitalizations usually greater than $300 million. Under normal circumstances, the Portfolio will invest at least 65% of its total assets in equity securities. The Portfolio may invest up to 5% of its total assets in foreign equity securities (other than ADRs).

 GLOBAL EQUITY PORTFOLIO

    MS Global Equity Portfolio seeks long-term capital appreciation by investing primarily in common and preferred stocks, convertible securities, and rights and warrants to purchase common stocks, depositary receipts and other equity securities of issuers throughout the world, including issuers in the United States and emerging market countries. Under normal circumstances, at least 65% of the total assets of the Portfolio will be invested in equity securities. At least 20% of the Portfolio's total assets will be invested in common stocks of U.S. issuers and the remaining equity position will be invested in at least three countries other than the United States.

 EMERGING MARKET EQUITY PORTFOLIO

    MS Emerging Markets Equity Portfolio seeks long-term capital appreciation by investing primarily in common and preferred stocks, convertible securities, rights and warrants to purchase common stocks, sponsored or unsponsored ADRs and other equity securities of emerging market country issuers. Under normal circumstances, at least 65% of the Portfolio's total assets will be invested in emerging market country equity securities.

 EAFE-REGISTERED TRADEMARK- EQUITY INDEX FUND

    BT EAFE-Registered Trademark- Equity Index Fund seeks to replicate as closely as possible (before deduction for expenses) the total return of the Europe, Australia, Far East Index (the "EAFE Index"), a capitalization-weighted index containing approximately 1,100 equity securities of companies located outside the United States, by investing in a statistically selected sample of the equity securities included in the EAFE Index.

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It will invest primarily in equity securities of business enterprises organized and domiciled outside of the United States or for which the principal trading market is outside the United States.

 EQUITY 500 INDEX FUND

    BT Equity 500 Index Fund seeks to replicate as closely as possible (before deduction for expenses) the total return of the Standard & Poor's 500 Composite Stock Price Index (the "S&P 500"), an index emphasizing large-capitalization stocks. It will include the common stock of those companies included in the S&P 500, other than Bankers Trust New York Corporation, selected on the basis of computer-generated statistical data, that are deemed representative of the industry diversification of the entire S&P 500.

 SMALL CAP INDEX FUND

    BT Small Cap Index Fund seeks to replicate as closely as possible (before deduction for expenses) the total return of the Russell 2000 Small Stock Index (the "Russell 2000"), an index consisting of 2,000 small-capitalization common stocks. It will include the common stock of companies included in the Russell 2000, on the basis of computer-generated statistical data, that are deemed representative of the industry diversification of the entire Russell 2000.

    There is no assurance that any Portfolio will achieve its stated objectives. Owners are also advised to read the prospectuses for each of the Funds accompanying this Prospectus for more detailed information. Each Fund is subject to certain investment restrictions which may not be changed without the approval of a majority of the shareholders of the Fund. See the accompanying prospectuses for each of the Funds.
                              DETAILED DESCRIPTION
                            OF CERTIFICATE BENEFITS
                                 AND PROVISIONS

                                    GENERAL

    This Prospectus describes a flexible premium group variable life insurance policy where the Owner has considerable flexibility in selecting the timing and amount of premium payments.

                           ISSUANCE OF A CERTIFICATE

    Certificates will only be offered to eligible employees when provided by the Participating Employer. Individuals wishing to purchase a Certificate must complete an Enrollment Form In Writing, which must be received by Our Customer Service Center before a Certificate will be issued. A Certificate will not be issued with a specified Face Amount of less than the minimum Face Amount. Acceptance is subject to Hartford's underwriting rules then in effect. Hartford reserves the right to reject an Enrollment Form for any reason permitted by law.

    There are two circumstances under which a Certificate may be issued with a backdated Coverage Date. The first involves Group Policy rollovers from Section 1035 exchanges under the Code. Backdating will occur in order to prevent a gap in coverage under the Certificate. Charges and deductions (other than those of the Portfolios) will be made for the period the Coverage Date is backdated; however, the Owner will not experience investment return during that time.

    Backdating will also occur when an application accompanied by the Initial Premium is received by Us but issuance of a Certificate is subject to Our insurance underwriting requirements. The initial Net Premium will be allocated to the Hartford Money Market Investment Division during the underwriting period. See "Premiums -- Allocation of Premium Payments" below. If the Insured meets Our underwriting requirements, a Certificate will be issued with a backdated Coverage Date. Charges and deductions (other than those of the Portfolios) will be made for the backdated period. If the Insured does not meet Our underwriting requirements, no Certificate will be issued and no coverage will have been in effect. A conditional receipt will be given to the applicant reflecting receipt of the Initial Premium and outlining any interim coverage in effect until the Certificate is either issued or declined.

    Backdating may only be permitted in certain states.

                                    PREMIUMS

    PREMIUM PAYMENT FLEXIBILITY -- A significant feature of the Certificate is that once the desired level and pattern of the Death Benefit have been determined, the Owner has considerable flexibility in the selection of the timing and amount of premiums to be paid and can choose the level of premiums, within a range determined by Hartford, based on the Face Amount of the Certificate, the Insured's sex (except where unisex rates apply), Issue Age, and the Insured's risk classification.

    A minimum Initial Premium, as set forth in the Certificate, is due on the Coverage Date. Unless determined otherwise by Hartford, the amount of the minimum Initial Premium is the amount which, after the deductions for sales load, state premium tax, and DAC tax charge, is sufficient (disregarding investment performance) to pay twelve (12) times the first Monthly Deduction Amount. Thereafter, additional premiums may be paid at any time, subject to the premium limitations set forth by the Code as indicated in the section entitled "Premium Limitation," page 15. You have the right to pay additional premiums of at least $500.00 at any time.

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    ALLOCATION OF PREMIUM PAYMENTS -- If the state of issue of Your Certificate requires that We return Your Initial Premium, We will allocate the initial Net Premium when Your Certificate is issued to the Hartford Money Market Investment Division until the expiration of the right to examine period. Upon the expiration of the right to examine period, the initial Net Premium will, at a later date, be invested according to Your initial allocation instructions (except that any accrued interest will remain in the Hartford Money Market Investment Division if it is selected as an initial allocation option). This later date is the later of ten (10) calendar days after We receive the Initial Premium and the date We receive the final requirement to put the Certificate in force. The Certificates are credited with units ("Accumulation Units") in each selected Investment Division, the assets of which are invested in the corresponding underlying Portfolio. An Owner may transfer funds among the Investment Divisions subject to certain restrictions. See "Detailed Description of Certificate Benefits and Provisions -- Transfers Among Investment Divisions," page 16. Any additional premiums received by Us prior to such date will be allocated to the Hartford Money Market Investment Division.

    Alternatively, if the state of issue of Your Certificate provides for Our return of the Certificate's Cash Value to the Owner, We will allocate the initial Net Premium immediately among Your chosen Investment Divisions. IN THAT CASE YOU WILL BEAR FULL INVESTMENT RISK FOR ANY AMOUNTS ALLOCATED TO THE INVESTMENT DIVISIONS DURING THE RIGHT TO EXAMINE PERIOD. (Please note that this automatic immediate investment feature only applies if Your Certificate so specifies. Please check with Your agent to determine the status of Your Certificate.)

    Upon written request, You may change the Net Premium allocation. Portions alltocated to the Investment Divisions must be whole percentages of 5% or more. Subsequent Net Premiums will be allocated among Investment Divisions according to Your most recent instructions, subject to the following. If We receive a premium and Your most recent allocation instructions would violate the 5% requirement, We will allocate the Net Premium among the Investment Divisions according to Your previous premium allocation. If the asset rebalancing option is in effect, Net Premiums will be allocated accordingly until that option is terminated. See "Transfers Among Investment Divisions -- Asset Rebalancing," page 17.

    The Owner will receive several different types of notification as to what his or her current premium allocation is. The initial allocation chosen by the Owner on the Enrollment Form is shown in the Certificate. In addition, every transactional confirmation generated after a premium payment is received will show how that premium has been allocated. A Certificate's annual statement will also summarize the current premium allocation in effect for that Certificate.

    ACCUMULATION UNITS -- Net Premiums allocated to the Investment Divisions are used to credit Accumulation Units under the Certificate.


    The number of Accumulation Units in each Investment Division to be credited under the Certificate (including the initial allocation to the Hartford Money Market Investment Division) will be determined first by multiplying the Net Premium by the appropriate allocation percentage to determine the portion to be invested in the Investment Division. Each portion to be invested in an Investment Division is then divided by the Accumulation Unit Value of that particular Investment Division next computed following receipt of the payment. Deductions made for the Monthly Deduction Amount on each Processing Date will reduce the number of Accumulation Units under the Certificate. See "Deductions and Charges from Investment Value -- Monthly Deduction Amount," page 21.


    ACCUMULATION UNIT VALUES -- The Accumulation Unit value for each Investment Division will vary daily to reflect the investment experience of the applicable Portfolio, as well as the daily deduction for mortality and expense risks, and will be determined on each Valuation Day by multiplying the Accumulation Unit value of the particular Investment Division on the preceding Valuation Day by a net investment factor for that Investment Division for the Valuation Period then ended. The net investment factor for each of the Investment Divisions is equal to the net asset value per share of the corresponding Portfolio at the end of the Valuation Period (plus the per share amount of any dividend or capital gain distributions paid by that Portfolio in the Valuation Period then ended) divided by the net asset value per share of the corresponding Portfolio at the beginning of the Valuation Period, less the daily deduction for the mortality and expense risks assumed by Hartford.

    All valuations in connection with a Certificate, e.g., with respect to determining Cash Value and Investment Value, or calculating the Death Benefit, or with respect to determining the number of Accumulation Units to be credited to a Certificate with each premium payment, other than the Initial Premium, will be made on the date the request or payment is received by Hartford at the Customer Service Center if such date is a Valuation Day; otherwise such determination will be made on the next succeeding date which is a Valuation Day.

    PREMIUM LIMITATION -- If premiums are received which would cause the Certificate to fail to meet the definition of a life insurance policy in accordance with the Code, We will refund the excess premium payments. We will refund such premium payments and interest thereon within sixty (60) days after the end of a Coverage Year.

    A premium payment that results in an increase in the Death Benefit greater than the amount of the premium will be accepted only after We approve evidence of insurability.

16                                               HARTFORD LIFE INSURANCE COMPANY
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                          VALUES UNDER THE CERTIFICATE

    As with traditional life insurance, each Certificate will have a Cash Surrender Value. The Cash Surrender Value is equal to the Cash Value, less Debt, less any charges accrued but not deducted. There is no minimum guaranteed Cash Surrender Value. The Cash Value equals the value in the Investment Divisions plus the Loan Account Value.

    Each Certificate will also have an Investment Value. The Investment Value of a Certificate changes on a daily basis and will be computed on each Valuation Day. The Investment Value will vary to reflect the investment experience of the Investment Divisions, Monthly Deduction Amounts and any amounts transferred to the Loan Account to secure a Loan.

    The Investment Value of a particular Certificate is related to the net asset value of the Portfolios associated with the Investment Divisions to which Net Premiums on the Certificate have been allocated. The total Investment Value in the Investment Divisions on any Valuation Day is calculated by multiplying the number of Accumulation Units in each Investment Division as of the Valuation Day by the current Accumulation Unit value of that Investment Division and then summing the result for all the Investment Divisions. The Investment Value equals the sum of the values of the assets in the Investment Divisions. See "Premiums -- Accumulation Unit Values," page 15.

                          SURRENDER OF THE CERTIFICATE

    At any time prior to the Maturity Date, provided the Certificate is in effect and has a Cash Surrender Value, the Owner may choose, without the consent of the Beneficiary (provided the designation of the Beneficiary is not irrevocable) to surrender the Certificate and receive the full Cash Surrender Value from Us. To surrender a Certificate, You must submit a request for surrender In Writing. We will determine the Cash Surrender Value as of the Valuation Day We receive the request In Writing at Our Customer Service Center, or the date requested by the Owner, whichever is later.

    The Cash Surrender Value, which is the net amount available upon surrender of the Certificate, equals the Cash Value, less Debt, less any charges accrued but not yet deducted. The Certificate will terminate on the date of receipt of the written request, or the date the Owner requests the surrender to be effective, whichever is later.

    The Cash Surrender Value may be paid in cash or allocated to any other payment option agreed upon by Us.

    PARTIAL WITHDRAWALS -- At any time before the Maturity Date, and subject to Hartford's rules then in effect, up to twelve (12) partial withdrawals are allowed per Coverage Year; however, only one (1) partial withdrawal is allowed between any successive Processing Dates. The minimum partial withdrawal allowed is $500.00. The maximum partial withdrawal is an amount equal to the sum of the Cash Surrender Value plus outstanding Debt, multiplied by .90, less outstanding Debt. Hartford currently imposes a charge for processing partial withdrawals which is the lesser of 2% of the amount withdrawn or $25.00. A partial withdrawal will reduce the Cash Surrender Value, Cash Value and Investment Value. Any partial withdrawal will have a permanent effect on the Cash Surrender Value and may have a permanent effect on the Death Benefit payable. If Death Benefit Option A is in effect, the Face Amount is reduced by the amount of the partial withdrawal. Unless specified otherwise, partial withdrawals will be deducted on a Pro Rata Basis from the Investment Divisions. Requests for partial withdrawals must be made In Writing to Us. The effective date of a partial withdrawal will be the Valuation Day We receive the request In Writing at Our Customer Service Center. A 10% penalty tax may be imposed on income distributed before the insured attains age 59 1/2. See "Federal Tax Considerations -- Modified Endowment Contracts," page 30.

                      TRANSFERS AMONG INVESTMENT DIVISIONS

    AMOUNT AND FREQUENCY OF TRANSFERS -- Upon request and as long as the Certificate is in effect, You may transfer amounts among the Investment Divisions, without charge, up to twelve (12) times per Coverage Year. Transfers in excess of twelve (12) per Coverage Year will be subject to a charge of $50 per transfer deducted from the amount of the transfer. Transfer requests must be In Writing on a form approved by Hartford or by telephone in accordance with established procedures. The amounts which may be transferred will be limited by Our rules then in effect. Currently, the minimum value of Accumulation Units that may be transferred from one Investment Division to another is the lesser of
(i) $500 or (ii) the total value of the Accumulation Units in the Investment Division. The value of the remaining Accumulation Units in the Investment Division must equal at least $500. If, after an ordered transfer, the value of the remaining Accumulation Units in an Investment Division would be less than $500, the entire value will be transferred.

    Currently there are no restrictions on transfers other than those described herein. Hartford reserves the right in the future to impose additional restrictions on transfers.

    TRANSFERS TO OR FROM INVESTMENT DIVISIONS -- In the event of a transfer from an Investment Division, the number of Accumulation Units credited to the Investment Division from which the transfer is made will be reduced. The reduction will be determined by dividing:

1.  the amount transferred by,

2. the Accumulation Unit value for that Investment Division on the Valuation Day We receive Your request for transfer In Writing.

HARTFORD LIFE INSURANCE COMPANY                                               17
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    In the event of a transfer to an Investment Division, We will increase the number of Accumulation Units credited thereto. The increase will equal:

1.  the amount transferred divided by,

2. the Accumulation Unit value for that Investment Division determined on the Valuation Day We receive Your request for transfer In Writing.

    ASSET REBALANCING -- Subject to Our rules then in effect, an Owner may authorize Hartford to automatically reallocate Investment Value periodically in order to maintain a particular percentage allocation among the Investment Divisions as selected by the Owner ("Asset Rebalancing"). The Investment Value held in each Investment Division will increase or decrease in value at different rates during the relevant period. Asset Rebalancing is intended to reallocate Investment Value from those Investment Divisions that have increased in value to those that have decreased in value.


    To elect Asset Rebalancing, a request In Writing must be received by Hartford. If Asset Rebalancing is elected, all Investment Value must be included in the automatic reallocation. The percentages selected under Asset Rebalancing will override any prior percentage allocations chosen by the Owner and all future Net Premiums will be allocated accordingly. All transfers made pursuant to Asset Rebalancing on the same day will count as one (1) transfer toward the twelve (12) transfers permitted without charge per Coverage Year. Once elected, an Owner may instruct Hartford In Writing at any time to terminate the option. In addition, any transfer made outside of Asset Rebalancing will terminate the option.


    PROCEDURES FOR TELEPHONE TRANSFERS -- Owners may effect telephone transfers in two ways. All Owners may directly contact a customer service representative. Owners may in the future also request access to an electronic service known as a Voice Response Unit (VRU). The VRU will permit the transfer of monies among the Investment Divisions and change of the allocation of future payments. All Owners intending to conduct telephone transfers through the VRU will be asked to complete a Telephone Authorization Form.

    Hartford will undertake reasonable procedures to confirm that instructions communicated by telephone are genuine. Before a customer service representative accepts any request, the caller will be asked for his or her social security number and address. All calls will also be recorded. A Personal Identification Number (PIN) will be assigned to all Owners who request VRU access. The PIN is selected by and known only to the Owner. Proper entry of the PIN is required before any transactions will be allowed through the VRU. Furthermore, all transactions performed over the VRU, as well as with a customer service representative, will be confirmed by Hartford through a written letter. Moreover, all VRU transactions will be assigned a unique confirmation number which will become part of the Certificate's history. Hartford is not liable for any loss, cost or expense for action on telephone instructions which are believed to be genuine in accordance with these procedures.

                      VALUATION OF PAYMENTS AND TRANSFERS

    We value the Certificate on every Valuation Day.

    We will generally pay Death Proceeds, Cash Surrender Values, partial withdrawals, and Loan amounts attributable to the Investment Divisions within seven (7) calendar days after We receive all the information needed to process the payment unless the NYSE is closed for other than a regular holiday or weekend, trading is restricted by the SEC or the SEC declares that an emergency exists.

    Hartford may defer payment of any amounts not attributable to the Investment Divisions for up to six months from the date on which We receive the request.

    PROCESSING OF TRANSACTIONS -- Generally, transactions initiated by an Owner will be processed only on a Valuation Day. Requests received by Hartford on a Valuation Day before the close of trading on the NYSE (generally 4:00 p.m. Eastern Time) will be processed as of that day, except as otherwise indicated in this Prospectus. Those requests received after the close of the NYSE will be processed as of the next Valuation Day.

                                     LOANS

    As long as the Certificate is in effect, an Owner may obtain, without the consent of the Beneficiary (provided the designation of Beneficiary is not irrevocable), a cash Loan from Hartford. The maximum Loan amount is equal to the sum of the Cash Surrender Value plus outstanding Debt, multiplied by .90, less outstanding Debt.

    The amount of each Loan will be transferred on a Pro-Rata Basis from each of the Investment Divisions (unless the Owner specifies otherwise) to the Loan Account. The Loan Account is the mechanism used to ensure that any outstanding Debt remains fully secured by the Investment Value.

    LOAN INTEREST -- Interest will accrue daily on outstanding Debt at the Adjustable Loan Interest Rate indicated in the Certificate. The difference between the value of the Loan Account and any outstanding Debt will be transferred from the Investment Divisions to the Loan Account on each Certificate Anniversary. Interest payments are due as shown in the Certificate. If interest is not paid within 5 days of its due date, it will be added to the amount of the Loan as of its due date.

    The maximum Adjustable Loan Interest Rate We may charge for Loans is the greater of 5% and the Published Monthly Average for the calendar month two months prior to the date on which the Adjustable Loan Interest Rate is

18                                               HARTFORD LIFE INSURANCE COMPANY
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determined. The Published Monthly Average means the "Moody's Corporate Bond Yield Average -- Monthly Average Corporate" as published by Moody's Investors Service, Inc. or any successor to that service. If that monthly average is no longer published, a substitute average will be used.
    CREDITED INTEREST -- Amounts in the Loan Account for Coverage Years 1 through 10 will be credited with interest at a rate equal to the Adjustable Loan Interest Rate then in effect, minus 1%. Amounts in the Loan Account for Coverage Years 11 and later will be credited with interest at a rate equal to the Adjustable Loan Interest Rate then in effect, minus .20%.

    LOAN REPAYMENTS -- You can repay any part of or the entire Loan at any time. The amount of the Loan repayment will be allocated to Your chosen Investment Divisions on a Pro Rata Basis, determined as of the date of the Loan repayment. Unless specified otherwise, additional premium payments received by Hartford during the period when a Loan is outstanding will be treated as Loan repayments.

    TERMINATION DUE TO EXCESSIVE DEBT -- If total Debt outstanding equals or exceeds the Cash Surrender Value, the Certificate will terminate thirty-one (31) calendar days after We have mailed notice to Your last known address and that of any assignees of record. If sufficient Loan repayment is not made by the end of this 31-day period, the Certificate will terminate without value.

    EFFECT OF LOANS ON INVESTMENT VALUE -- A Loan, whether or not repaid, will have a permanent effect on the Investment Value because the investment results of each Investment Division will apply only to the amount remaining in such Investment Divisions. The longer a Loan is outstanding, the greater the effect is likely to be. The effect could be favorable or unfavorable. If the Investment Divisions earn more than the annual interest rate for funds held in the Loan Account, an Owner's Investment Value will not increase as rapidly as it would have had no Loan been made. If the Investment Divisions earn less than the Loan Account, the Owner's Investment Value will be greater than it would have been had no Loan been made. Also, if not repaid, the aggregate amount of outstanding Debt will reduce the Death Proceeds and Cash Surrender Value otherwise payable.

                                 DEATH BENEFIT

    As long as the Certificate remains in force, the Certificate provides for the payment of the Death Proceeds to the named Beneficiary when the Insured under the Certificate dies. The Death Proceeds payable to the Beneficiary equal the Death Benefit less any Debt outstanding under the Certificate plus any rider benefits payable. The Death Benefit depends on the Death Benefit option You select and is determined as of the date of the death of the Insured.

    MINIMUM DEATH BENEFIT TESTING PROCEDURES -- Section 7702 of the Code defines alternative testing procedures, the guideline premium test ("GPT") and the cash value accumulation test ("CVAT") in order to meet the definition of life insurance under the Code. See "Federal Tax Considerations -- Income Taxation of Certificate Benefits," page 30. Each Certificate must qualify under either the GPT or the CVAT. Prior to issue, the Owner chooses the procedure under which a Certificate will qualify. Once either the GPT or the CVAT is chosen to test a Certificate, it cannot be changed while the Certificate is in force.

    Under both testing procedures, there is a minimum Death Benefit required at all times equal to the Variable Insurance Amount. The factors used to determine the Variable Insurance Amount depend on the testing procedure chosen and are set forth in the Certificate.

    Under the GPT, there is also a maximum amount of premium which may be paid with respect to each Certificate.

    Use of the CVAT can be advantageous if an Owner intends to maximize the total amount of premiums paid under a Certificate. An offsetting consideration, however, is that the factors used to determine the Variable Insurance Amount are higher under the CVAT, which can result in a higher Death Benefit over time and thus, a higher total cost of insurance.

    DEATH BENEFIT OPTIONS -- Regardless of the minimum death benefit testing procedure chosen, there are two Death Benefit options: Death Benefit Option A and Death Benefit Option B.

1. Under Death Benefit Option A, the Death Benefit is the greater of (a) the Face Amount and (b) the Variable Insurance Amount.

2. Under Death Benefit Option B, the Death Benefit is the greater of (a) the Face Amount plus the Cash Value and (b) the Variable Insurance Amount.

    Regardless of which Death Benefit option You select, the maximum amount payable under such option will be the Death Proceeds.

    OPTION CHANGE -- While the Certificate is in force, You may change the Death Benefit option selected under a Certificate by making a request In Writing during the lifetime of the Insured. If the change is from Death Benefit Option A to Death Benefit Option B, satisfactory evidence of insurability must be provided to Hartford. The Face Amount after the change will be equal to the Face Amount before the change, less the Cash Value on the effective date of the change. If the change is from Death Benefit Option B to Death Benefit Option A, the Face Amount after the change will be equal to the Face Amount before the change plus the Cash Value on the effective date of change. Any

HARTFORD LIFE INSURANCE COMPANY                                               19
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change in the selection of a Death Benefit option will become effective at the beginning of the Coverage month following Hartford's approval of such change. We will notify You that the change has been made.

    All or part of the Death Proceeds may be paid in cash or applied under one of the payment options described below.

    PAYMENT OPTIONS -- Death Proceeds under the Certificate may be paid in a lump sum or may be applied to one of Hartford's payment options. The minimum amount that may be placed under a payment option is $5,000 unless Hartford consents to a lesser amount. Once payments under payment options 2, 3 or 4 commence, no surrender of the Certificate may be made for the purpose of receiving a lump sum settlement in lieu of the life insurance payments. The following options are available under the Certificates:

    FIRST OPTION -- Interest Income

    Payments of interest at the rate We declare, but not less than 3% per year, on the amount applied under this option.

    SECOND OPTION -- Income of Fixed Amount

    Equal payments of the amount chosen until the amount applied under this option, with interest of not less than 3% per year, is exhausted. The final payment will be for the balance remaining.

    THIRD OPTION -- Payments for a Fixed Period

    An amount payable monthly for the number of years selected which may be from 1 to 30 years.

    FOURTH OPTION -- Life Income

      LIFE ANNUITY -- an annuity payable monthly during the lifetime of the Annuitant and terminating with the last monthly payment due preceding the death of the Annuitant. Under this option, it is possible that only one monthly annuity payment would be made, if the Annuitant died before the second monthly annuity payment was due.

      LIFE ANNUITY WITH 120 MONTHLY PAYMENTS CERTAIN -- an annuity providing monthly income to the Annuitant for a fixed period of 120 months and for as long thereafter as the Annuitant shall live.

    The fourth payment option is based on the 1983a Individual Annuity Mortality Table set back one year and a net investment rate of 3% per annum. The amount of each payment under this option will depend upon the age of the Annuitant at the time the first payment is due. If any periodic payment due any payee is less than $200, Hartford may make payments less often. The first, second and third payment options are based on a net investment rate of 3% per annum. Hartford may, however, from time to time, at Our discretion if mortality appears more favorable and interest rates justify, apply other tables which will result in higher monthly payments for each $1,000 applied under one or more of the four payment options.

    Hartford will make any other arrangements for income payments as may be agreed on.

    LEGAL DEVELOPMENTS REGARDING INCOME PAYMENTS -- In those states affected by the 1983 Supreme Court decision in Arizona Governing Committee v. Norris, income payment options involving life income are based on unisex actuarial tables. In addition, legislation has previously been introduced in Congress which, had it been enacted, would have required the use of tables that do not vary on the basis of sex for some or all annuities. Currently, several states have enacted such laws.

    BENEFICIARY -- The Owner names the Beneficiary in the Enrollment Form for the Certificate. The Owner may change the Beneficiary (unless irrevocably named) during the Insured's lifetime by written request to Hartford. If no Beneficiary is living when the Insured dies, the Death Proceeds will be paid to the Owner if living; otherwise to the Owner's estate.

    INCREASES AND DECREASES IN FACE AMOUNT -- The minimum Face Amount of the Certificate is $50,000. At any time after purchasing a Certificate, the Owner may request a change in the Face Amount by making a request In Writing to Hartford and directing such request to Hartford's Customer Service Center.

    All requests to increase the Face Amount must be applied for on a new Enrollment Form. All requests will be subject to evidence of insurability satisfactory to Hartford and subject to Our rules then in effect. Any increase approved by Us will be effective on the Processing Date following the date We approve the request. The Monthly Deduction Amount on the first Processing Date on or after the effective date of the increase will reflect a charge for the increase. A decrease in the Face Amount will be effective on the first Processing Date following the date We receive the request. Decreases must reduce the Face Amount by at least $25,000, and the remaining Face Amount must not be less than $50,000. Decreases will be applied:

(a) to the most recent increase; then

(b) successively to each prior increase, and then

(c) to the initial Face Amount.

    We reserve the right to limit the number of Face Amount increases or decreases made under the Certificate to no more than one in any twelve (12) month period.

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                              BENEFITS AT MATURITY

    If the Insured is living on the Maturity Date, on surrender of the Certificate to Hartford, Hartford will pay to the Owner the Cash Surrender Value on the date the Certificate is surrendered. However, on the Maturity Date, the Certificate will terminate and Hartford will have no further obligations under the Certificate.

                          TERMINATION OF PARTICIPATION
                              IN THE GROUP POLICY

    Participation in the Group Policy may be terminated by Hartford or the Participating Employer. The party initiating the termination must provide notice of such termination to each Owner of record, at his or her last known address, at least fifteen (15) days prior to the date of termination. In the event of such termination, no new Enrollment Forms for new Insureds will be accepted on or after the date notice of discontinuance is received or sent by Hartford, whichever is applicable, nor will any new Certificates be issued. If premium payments are discontinued, Hartford will continue insurance coverage under the Certificate as long as the Cash Surrender Value is sufficient to cover the charges due. This continuation of insurance will not continue the coverage under the Certificate beyond Attained Age 100, nor will it continue any optional benefit rider beyond the Certificate's date of termination. If the Group Policy is discontinued or amended to discontinue the eligible class to which an Insured belongs (and if the coverage on the Insured is not transferred to another insurance carrier), any Certificate then in effect will remain in force under the discontinued Group Policy, provided it is not canceled or surrendered by the Owner, subject to Hartford's qualifications then in effect. Certificate premiums will then be payable by the Owner Directly to Us.

                         LAPSE AND REINSTATEMENT WHILE
                         THE GROUP POLICY IS IN EFFECT

    LAPSE AND GRACE PERIOD -- A Grace Period will follow the date We mail notice to the Owner that the Cash Surrender Value is insufficient to pay the charges due under the Certificate. Unless the Owner has given Hartford written notice of termination in advance of the date of termination of the Certificate, insurance will continue in force during the Grace Period. The Owner will be liable to Hartford for all charges due under the Certificate then unpaid for the period the Certificate remains in force.
    In the event that total Debt outstanding equals or exceeds the Cash Surrender Value, the Certificate will terminate thirty-one (31) calendar days after We have mailed notice to Your last known address and that of any assignees of record. If sufficient Loan repayment is not made by the end of this 31-day period, the Certificate will terminate without value.

    REINSTATEMENT -- Prior to the death of the Insured, and unless (i) the Group Policy is terminated (see "Termination of Participation in the Group Policy" above) or (ii) the Certificate has been surrendered for cash, the Certificate may be reinstated prior to the Maturity Date, provided:

(a) you make Your request within three (3) years of the date of lapse; and

(b) satisfactory evidence of insurability is submitted.

    We will not require evidence of insurability, however, if You reinstate Your Certificate within one month after the end of the Grace Period, provided that the Insured is alive.

    To reinstate Your Certificate, you must remit a premium payment large enough to keep the coverage under the Certificate in force for at least three (3) months following the date of reinstatement. The Face Amount of the reinstated Certificate cannot exceed the Face Amount at the time of lapse. The Investment Value on the reinstatement date will reflect:

(a) The Investment Value at the time of termination; plus

(b) Net Premiums attributable to premiums paid at the time of reinstatement.

    Upon reinstatement, any Debt at the time of termination must be repaid or carried over to the reinstated Certificate.

                          ENROLLMENT FOR A CERTIFICATE

    Individuals wishing to purchase a Certificate must submit an Enrollment Form to Hartford. Within limits, an applicant may choose the Initial Premium and the initial Face Amount. A Certificate generally will be issued only on the lives of Insureds Attained Age 79 and under who supply evidence of insurability satisfactory to Hartford. Acceptance is subject to Hartford's underwriting rules and Hartford reserves the right to reject an Enrollment Form for any reason. No change in the terms or conditions of a Certificate will be made without the consent of the Owner.

    The Certificate will be effective on the Coverage Date only after Hartford has received all outstanding delivery requirements and received the Initial Premium. The Coverage Date is the date used to determine all future cyclical transactions on the Certificate, e.g., Processing Date, Coverage Months and Coverage Years.

                      THE RIGHT TO EXAMINE THE CERTIFICATE

    An Owner has a limited right to return a Certificate. Subject to applicable state regulation, if the Certificate is returned, by mail or personal delivery to Hartford or to the agent who sold the Certificate, to be canceled within ten
(10) calendar days after delivery of the Certificate to the Owner, Hartford will return either (i) the total amount of

HARTFORD LIFE INSURANCE COMPANY                                               21
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premiums or (ii) the Cash Value plus charges deducted under the Certificate to the Owner within seven (7) days. If the state where Your Certificate is issued requires that We return Your Initial Premium, We will allocate Your initial Net Premium to the Hartford Money Market Investment Division. If the state of issue of Your Certificate provides for Our return of the Certificate's Cash Value to the Owner, We will allocate the initial Net Premium immediately among Your chosen Investment Divisions.

                            DEDUCTIONS FROM PREMIUM

    Before allocating the Net Premium to the Investment Divisions, a deduction as a percentage of premium is made for the front-end sales load, premium taxes and the DAC tax charge. The amount of each premium allocated to the Investment Divisions is Your Net Premium.

    FRONT-END SALES LOAD -- The current front-end sales load is 6.75% of any premium paid for Coverage Years 1 through 7 and 4.75% of any premium paid in Coverage Years 8 and later. The maximum front-end sales load is 9% of any premium paid in Coverage Years 1 through 7 and 7% of any premium paid in Coverage Years 8 and later.

    Front-end sales loads cover expenses related to the sale and distribution of the Certificates. The front-end sales load may be reduced for certain sales of the Certificates under circumstances which result in a saving of such sales and distribution expenses. To qualify for such a reduction, a plan must satisfy certain criteria as to, for example, the expected number of Owners and the anticipated Face Amount of all Certificates under the plan. Generally, the sales contacts and effort and administrative costs per Certificate vary based on such factors as the size of the plan, the purpose for which Certificates are purchased and certain characteristics of the plan's members. The amount of reduction and the criteria for qualification are related to the reduced sales effort and administrative costs resulting from sales to qualifying plans. Hartford may modify from time to time on a uniform basis both the amounts of reductions and the criteria for qualification. Reductions in these charges will not be unfairly discriminatory against any person, including the affected Owners funded by the Separate Account.

    PREMIUM RELATED TAX CHARGE -- We deduct a percentage of each premium to cover state and local taxes assessed against Hartford that are attributable to premiums. This percentage will vary by locale depending on the tax rates in effect there. The range of premium taxes actually deducted by Hartford currently ranges from 0% to 4%.

    DAC TAX CHARGE -- Hartford deducts 1.25% of each premium to cover a federal premium tax assessed against Hartford. This charge is reasonable in relation to Hartford's federal income tax burden, under Section 848 of the Code, resulting from the receipt of premiums. We will adjust this charge based on changes in the applicable tax law.

                             DEDUCTIONS AND CHARGES
                             FROM INVESTMENT VALUE

    MONTHLY DEDUCTION AMOUNT -- On the Coverage Date and on each subsequent Processing Date, Hartford will deduct the Monthly Deduction Amount from the Investment Value to cover certain charges and expenses incurred in connection with a Certificate. The Monthly Deduction Amount will vary from month to month. It will be taken from the Charge Deduction Division, if designated in the Enrollment Form for the Certificate or later elected.

    If a Charge Deduction Division has been designated but the Investment Value in the Charge Deduction Division is less than that required to cover all charges due on such date:

(1) Hartford will apply the Investment Value of the Charge Deduction Division to the charges due and set the Investment Value in the Charge Deduction Division to zero; and

(2) any additional amount due will be allocated among the remaining Investment Divisions on a Pro Rata Basis.

    If no Charge Deduction Division has been designated or elected, any amounts due will be allocated among the Owner's chosen Investment Divisions on a Pro Rata Basis.

    The Monthly Deduction Amount equals:

(a) the administrative expense charge; plus

(b) the charges for cost of insurance; plus

(c) the charges for additional benefits provided by rider, if any.

    (A) Monthly Administrative Fee and Other Expense Charges

      Hartford will assess a monthly administrative charge to compensate Hartford for administrative costs in connection with the Certificates. This charge will be $5 per Coverage Month initially and is guaranteed never to exceed $10.00 per Coverage Month.

    (B) Cost of Insurance Charge

      The charge for the cost of insurance is equal to:

    (i) the cost of insurance rate per $1,000; multiplied by

    (ii) the Net Amount at Risk; divided by

   (iii) $1,000.

      The Net Amount at Risk equals the Death Benefit less the Cash Value on that date.

22                                               HARTFORD LIFE INSURANCE COMPANY
--------------------------------------------------------------------------------

       The cost of insurance charge is to cover Hartford's anticipated mortality costs. Hartford uses various underwriting procedures, including medical underwriting procedures, depending on the characteristics of the group to which the Group Policies are issued. The current cost of insurance rates for standard risks may be equal to or less than the 1980 Commissioners Standard Ordinary Mortality Table. Substandard risks will be charged a higher cost of insurance rate that will not exceed rates based on a multiple of the 1980 Commissioners Standard Ordinary Mortality Table. The multiple will be based on the Insured's risk class. The use of simplified underwriting and guaranteed issue procedures may result in the cost of insurance charges being higher for some individuals than if medical underwriting procedures were used.

      Cost of insurance rates are based on the age, sex (except where unisex rates apply), and rate class of the Insured and group mortality characteristics and the particular characteristics (such as the rate class structure) under the Group Policy that are agreed to by Hartford and the Participating Employer. The actual monthly cost of insurance rates will be based on Hartford's expectations as to future experience. Hartford will determine the cost of insurance rate at the start of each Coverage Year. Any changes in the cost of insurance rate will be made uniformly for all Insureds in the same risk class.

      The rate class of an Insured affects the cost of insurance rate. Hartford and the Participating Employer will agree to the number of classes and characteristics of each class. The classes may vary by smokers and nonsmokers, active and retired status, and/or any other nondiscriminatory classes agreed to by the Participating Employer. Where smoker and non-smoker divisions are provided, an Insured who is in the nonsmoker division of a rate class will have a lower cost of insurance than an Insured in the smoker division of the same rate class, even if each Insured has an identical Certificate.

      Because the Cash Value and the Death Benefit Amount under a Certificate may vary from month to month, the cost of insurance charge may also vary on each Processing Date.

    (C) Rider Charge

      If the Certificate includes riders, a charge is deducted from the Investment Value on each Processing Date. The applicable charge is specified on the rider and is to compensate Hartford for the anticipated cost of providing the benefits thereunder.

      The riders available under the Certificate are described on page 24 under "Supplemental Benefits."

                       MORTALITY AND EXPENSE RISK CHARGE

    A charge is made for mortality and expense risks assumed by Hartford. Hartford currently deducts a daily charge for Coverage Years 1 through 10 at an effective annual rate of .65% of the value of each Investment Division's assets and for Coverage Years 11 and later at an effective annual rate of .50% of an Investment Division's assets. In no event will the charge exceed .65% of an Investment Division's assets on an annual basis. See also "Premiums -- Accumulation Unit Values," page 15.

    The mortality and expense risk charge is equal to:

 (i) the mortality and expense risk rate; multiplied by

 (ii) the portion of the Cash Value allocated to the Investment Divisions and the Loan Account.

    The mortality risk assumed is that the actual cost of insurance charges specified in the Certificate will be insufficient to meet actual claims. The expense risk assumed is that expenses incurred in issuing and administering the Certificates will exceed the administrative charges set forth therein.

    If these charges are insufficient to cover actual costs and assumed risks, the loss will fall on Hartford. Conversely, if the charge proves more than sufficient, any excess will be added to Hartford's surplus.

                                     TAXES

    Currently, no charge is made to the Separate Account for federal, state, and local taxes that may be attributable to the Separate Account. A change in the applicable federal, state or local tax laws which impose tax on Hartford and/or the Separate Account may result in a charge against the Certificates in the future. Charges for other taxes, if any, attributable to the Separate Account may also be made.

                                 OTHER MATTERS

                            ADDITIONS, DELETIONS OR
                          SUBSTITUTIONS OF INVESTMENTS

    Hartford reserves the right, subject to compliance with the law as then in effect, to make additions to, deletions from, or substitutions for the Separate Account and the Investment Divisions which fund the Group Policies. If shares of any of the Portfolios should no longer be available for investment, or if, in the judgment of Hartford's management, further investment in shares of any Portfolio should become inappropriate in view of the purposes of the Group Policies, Hartford may substitute shares of another Portfolio for shares already purchased, or to be purchased in the

HARTFORD LIFE INSURANCE COMPANY                                               23
--------------------------------------------------------------------------------

future, under the Group Policies. No substitution of securities will take place without notice to and consent of Owners and without prior approval of the SEC to the extent required by the 1940 Act. Subject to Owner approval, if required, Hartford also reserves the right to end the registration under the 1940 Act of the Separate Account or any other separate accounts of which it is the depositor which may fund the Group Policy.

                                 VOTING RIGHTS

    In accordance with its view of presently applicable law, Hartford will vote the shares of the Funds at regular and special meetings of the shareholders of the Funds in accordance with instructions from Owners (or the assignee of the Certificates, as the case may be) having a voting interest in the Separate Account. The number of shares held in the Separate Account which are attributable to each Owner is determined by dividing the Owner's interest in each Investment Division by the net asset value of the applicable shares of the Funds. Hartford will vote shares for which no instructions have been given and shares which are not attributable to Owners (i.e., shares owned by Hartford) in the same proportion as it votes shares for which it has received instructions. If the 1940 Act or any rule promulgated thereunder should be amended, however, or if Hartford's present interpretation should change and, as a result, Hartford determines it is permitted to vote the shares of the Funds in its own right, it may elect to do so.

    The voting interests of the Owners (or the assignees) in the Funds will be determined as follows: Owners may cast one vote for each full or fractional Accumulation Unit owned under their respective Certificates and allocated to an Investment Division the assets of which are invested in the particular Fund on the record date for the shareholder meeting for that Fund. If, however, an Owner has taken a Loan secured by the Certificate, amounts transferred from the Investment Division(s) to the Loan Account(s) in connection with the Loan (see "Detailed Description of Certificate Benefits and Provisions -- Loans," page 17) will not be considered in determining the voting interests of the Owner. Owners should review the prospectuses for the Funds which accompany this Prospectus to determine matters on which shareholders may vote.

    Hartford may, when required by state insurance regulatory authorities, disregard voting instructions if the instructions require that the shares be voted so as to cause a change in the sub-classification or investment objective of one or more of the Funds or to approve or disapprove an investment advisory policy for the Funds. In addition, Hartford itself may disregard voting instructions in favor of changes initiated by an Owner in the investment policy or the investment adviser of the Funds if Hartford reasonably disapproves of such changes. A change would be disapproved only if the proposed change is contrary to state law or prohibited by state regulatory authorities. In the event Hartford does disregard voting instructions, a summary of that action and the reasons for such action will be included in the next periodic report to Owners.

                                   OUR RIGHTS

    We reserve the right to take certain actions in connection with Our operations and the operations of the Separate Account. These actions will be taken in accordance with applicable laws (including obtaining any required approval of the SEC). If necessary, We will seek approval by Owners.

    Specifically, We reserve the right to:

- Add or remove any Investment Division;

- Create new separate accounts;

- Combine the Separate Account with one or more other separate accounts;

- Operate the Separate Account as a management investment company under the 1940 Act or in any other form permitted by law;

- Deregister the Separate Account under the 1940 Act;

- Manage the Separate Account under the direction of a committee or discharge such committee at any time;

- Transfer the assets of the Separate Account to one or more other separate accounts; and

- Restrict or eliminate any of the voting rights of Owners or other persons who have voting rights as to the Separate Account.

    Hartford also reserves the right to change the name of the Separate Account.

    We have reserved all rights to the name of Hartford Life Insurance Company or any part of it. We may allow the Separate Account and other entities to use Our name or part of it, but We may also withdraw this right.

                              STATEMENTS TO OWNERS

    We will send You a statement at least once each Coverage Year, showing:

(a) the current Cash Value, Cash Surrender Value and Face Amount;

(b) the premiums paid, Monthly Deduction Amounts and Loans since the last report;

(c) the amount of any outstanding Debt;

(d) notifications required by the provisions of the Certificate; and

(e) any other information required by the Insurance Department of the State where the Certificate was delivered.

24                                               HARTFORD LIFE INSURANCE COMPANY
--------------------------------------------------------------------------------

                           LIMIT ON RIGHT TO CONTEST

    Hartford may not contest the validity of the Certificate after it has been in effect during the Insured's lifetime for two years from the Issue Date. If the Certificate is reinstated, the two-year period is measured from the date of reinstatement. Any increase in the Face Amount as a result of a premium payment is contestable for two years from its effective date. In addition, if the Insured commits suicide in the two-year period, or such period as specified in state law, the Death Benefit payable will be limited to the premiums paid less any outstanding Debt and partial withdrawals.

                         MISSTATEMENT AS TO AGE OR SEX

    If the age or sex of the Insured is incorrectly stated, the amount of all benefits payable will be appropriately adjusted, as specified in the Certificate.

                                   ASSIGNMENT

    The Certificate may be assigned as collateral for a loan or other obligation. Hartford is not responsible for any payment made or action taken before receipt of written notice of such assignment. Proof of interest must be filed with any claim under a collateral assignment.

                                   DIVIDENDS

    No dividends will be paid under the Certificates.
                               EXPERIENCE CREDITS

    The Certificates issued under a Group Policy may be eligible for experience credits due to administrative savings. The amount of any experience credit may be paid in cash or applied to and used to increase the Investment Value.

                             SUPPLEMENTAL BENEFITS

    The following supplemental benefit may in the future be included in a Certificate, subject to the restrictions and limitations set forth therein.

                         MATURITY DATE EXTENSION RIDER

    We will extend the Maturity Date (the date on which the Certificate will mature), to the date of death of the Insured. Certain Death Benefit and premium restrictions apply. See "Federal Tax Considerations -- Income Taxation of Certificate Benefits," page 30.

                        EXECUTIVE OFFICERS AND DIRECTORS


                                      POSITION WITH HARTFORD LIFE,           OTHER BUSINESS PROFESSION, VOCATION OR EMPLOYMENT
           NAME, AGE                        YEAR OF ELECTION                       FOR PAST 5 YEARS; OTHER DIRECTORSHIPS
--------------------------------  -------------------------------------  ----------------------------------------------------------
Ahn, Dong H., 37                  Vice President, 1998                   Vice President (1998-Present), Hartford Life and Accident
                                                                           Insurance Company, Director Small Business Priority
                                                                           Accounts (1995-present), Hartford; Director of Accounts
                                                                           Management and Employee Benefits (1985-1995), Traveler's
                                                                           Insurance Company.
Bossen, Wendell J., 64            Vice President, 1992**                 Vice President (1992-Present), Hartford Life and Accident
                                                                           Insurance Company; President (1992-Present),
                                                                           International Corporate Marketing Group, Inc.; Executive
                                                                           Vice President (1984-1992), Mutual Benefit.
Boyko, Gregory A., 46             Senior Vice President, Chief           Vice President and Controller (1995-1997), Hartford;
                                  Financial Officer &                      Director (1997-Present); Senior Vice President, Chief
                                  Treasurer, 1997                          Financial Officer & Treasurer (1997-Present); Vice
                                  Director, 1997*                          President & Controller (1995-1997), Hartford Life and
                                                                           Accident Insurance Company; Senior Vice President, Chief
                                                                           Financial Officer & Treasurer (1997-Present), Hartford
                                                                           Life, Inc.; Chief Financial Officer (1994-1995), IMG
                                                                           American Life; Senior Vice President (1992-1994),
                                                                           Connecticut Mutual Life Insurance Company.

HARTFORD LIFE INSURANCE COMPANY                                               25
--------------------------------------------------------------------------------


                                      POSITION WITH HARTFORD LIFE,           OTHER BUSINESS PROFESSION, VOCATION OR EMPLOYMENT
           NAME, AGE                        YEAR OF ELECTION                       FOR PAST 5 YEARS; OTHER DIRECTORSHIPS
--------------------------------  -------------------------------------  ----------------------------------------------------------
Cummins, Peter W., 60             Senior Vice President, 1997            Vice President (1989-1997); Director of Broker Dealer
                                                                           Sales-ILAD (1989-1992), Hartford; Senior Vice President
                                                                           (1997-Present) Vice President (1989-1997); Director of
                                                                           Broker Dealer Sales-ILAD (1989-1991), Hartford Life and
                                                                           Accident Insurance Company.
deRaismes, Ann M., 47             Senior Vice President, 1997            Vice President (1994-1997); Assistant Vice President
                                  Director of Human Resources,             (1992-1994); Hartford; Senior Vice President
                                  1991                                     (1997-Present); Director of Human Resources
                                                                           (1991-Present); Vice President (1994-1997); Assistant
                                                                           Vice President (1992-1994); Hartford Life and Accident
                                                                           Insurance Company; Vice President, Human Resources
                                                                           (1997-Present), Hartford Life, Inc.
Fitch, Timothy M., 45             Vice President, 1995                   Assistant Vice President (1992-1995), Hartford; Vice
                                  Actuary, 1994                            President (1995-Present); Actuary (1994-Present);
                                                                           Assistant Vice President (1992-1995), Hartford Life and
                                                                           Accident Insurance Company.
Foy, David T., 31                 Vice President, 1998                   Senior Vice President (1998-present), Vice President
                                                                           (1998), Assistant Vice President (1995-1998), Hartford;
                                                                           Vice President (1998-Present), Hartford Life and
                                                                           Accident Insurance Company; Director, Strategic Planning
                                                                           Corporate Finance (1995-1996), IA Product Development
                                                                           (1994-1995), Hartford; Various Actuarial Roles
                                                                           (1989-1993), Milliman & Robertson.
Gardner, Bruce D., 47             Vice President, 1995                   Director (1994-1997); General Counsel & Corporate
                                                                           Secretary (1991-1995), Hartford; Vice President
                                                                           (1995-1997); Director (1995-1997); General Counsel &
                                                                           Corporate Secretary (1991-1995), Hartford Life and
                                                                           Accident Insurance Company.
Garrett, J. Richard, 53           Vice President, 1993                   Treasurer (1986-1997), Hartford; Vice President
                                  Assistant Treasurer, 1997                (1993-Present); Assistant Treasurer (1997-Present);
                                                                           Treasurer (1983-1997), Hartford Life and Accident
                                                                           Insurance Company; Treasurer (1977), The Hartford
                                                                           Financial Services Group.
Ginnetti, John P., 52             Executive Vice President               Senior Vice President-Individual Life and Annuity Division
                                  and Director, Asset                      (1988-1994), Hartford; Director (1988-Present); Director
                                  Management Services, 1994                (1988-Present); Executive Vice President & Director,
                                  Director, 1988*                          Asset Management Services (1994-Present); Senior Vice
                                                                           President-Individual Life and Annuity Division
                                                                           (1988-1994), Hartford Life and Accident Insurance
                                                                           Company; Executive Vice President, Asset Management,
                                                                           Hartford Life, Inc. (1997-Present).
Godfrey, III, William A., 41      Senior Vice President, 1997            Senior Vice President (1997-Present), Hartford; Senior
                                                                           Vice President (1997-Present), Hartford Life and
                                                                           Accident Insurance Company; Vice President Information
                                                                           Technology (1997-Present), Hartford Life, Inc.

26                                               HARTFORD LIFE INSURANCE COMPANY
--------------------------------------------------------------------------------


                                      POSITION WITH HARTFORD LIFE,           OTHER BUSINESS PROFESSION, VOCATION OR EMPLOYMENT
           NAME, AGE                        YEAR OF ELECTION                       FOR PAST 5 YEARS; OTHER DIRECTORSHIPS
--------------------------------  -------------------------------------  ----------------------------------------------------------
Godkin, Lynda, 44                 Senior Vice President, 1997            Associate General Counsel (1995-1996); Assistant General
                                  General Counsel, 1996                    Counsel and Secretary (1994-1995), Counsel (1990-1994),
                                  Corporate Secretary, 1995                Hartford; Director (1997-Present); Senior Vice President
                                  Director, 1997*                          (1997-Present); General Counsel (1996-Present);
                                                                           Corporate Secretary (1995-Present); Associate General
                                                                           Counsel (1995-1996); Assistant General Counsel and
                                                                           Secretary (1994-1995); Counsel (1990-1994), Hartford
                                                                           Life and Accident Insurance Company; Vice President and
                                                                           General Counsel (1997-Present), Hartford Life, Inc.
Grady, Lois W., 53                Senior Vice President, 1998            Vice President (1993-1998); Assistant Vice President
                                  Vice President, 1993                     (1987-1993), Hartford; Senior Vice President (1998);
                                                                           Vice President (1993-1997); Assistant Vice President
                                                                           (1987-1993), Hartford Life and Accident Insurance
                                                                           Company.
Graham, Christopher, 47           Vice President, 1997                   Vice President (1996-Present), Hartford; Vice President,
                                                                           Senior Vice President New Business and Claims
                                                                           (1993-1996), National Life of Vermont.
Hunt, Mark E., 37                 Vice President, 1998                   Assistant Vice President (1997-1998), Hartford; Vice
                                                                           President (1998-Present), Assistant Vice President
                                                                           (1997-1998), Hartford Life and Accident Insurance
                                                                           Company; Director Asset Allocation/Asset Liability
                                                                           Management Senior Investment Officer, Associate Actuary,
                                                                           Assistant Actuary, Senior Actuary Associate, Connecticut
                                                                           Mutual Life (1987-1996).
Joyce, Stephen T., 39             Vice President, 1997                   Director of Annuity Bank Distribution (1990-Present),
                                                                           Assistant Vice President (1994-1997), Hartford;
                                                                           Assistant Vice President (1994-1997), Hartford Life and
                                                                           Accident Insurance Company.
Keeler, Michael D., 37            Vice President, 1998                   Vice President (1998-Present); Hartford Life and Accident
                                                                           Insurance Company; Vice President (1995-1997), Providian
                                                                           Insurance; Supervisor, Manager (1985-1995), U.S. West
                                                                           Communications.
Kerzner, Robert A., 46            Senior Vice President, 1998            Vice President (1995-1998); Regional Vice President
                                  Vice President, 1997                     (1991-1994), Hartford, Vice President (1994-1997),
                                                                           Hartford Life and Accident Insurance Company.
Levenson, David N., 31            Vice President, 1998                   Assistant Vice President (1995-Present), Director and
                                                                           Assistant Vice President (1995-1997) Hartford; Vice
                                                                           President, Fidelity Investments (1994-1995); Actuary
                                                                           (1990-1994) Aetna Life and Casualty.
Maher, Steven M., 43              Vice President, 1992                   Assistant Vice President (1987-1992), Hartford; Vice
                                  Actuary, 1987                            President (1993-Present); Actuary (1987-Present);
                                                                           Assistant Vice President (1987-1983), Hartford Life and
                                                                           Accident Insurance Company.

HARTFORD LIFE INSURANCE COMPANY                                               27
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                                      POSITION WITH HARTFORD LIFE,           OTHER BUSINESS PROFESSION, VOCATION OR EMPLOYMENT
           NAME, AGE                        YEAR OF ELECTION                       FOR PAST 5 YEARS; OTHER DIRECTORSHIPS
--------------------------------  -------------------------------------  ----------------------------------------------------------
Malchodi, Jr., William B., 50     Vice President, 1994                   Director of Taxes, Hartford (1991-1998); Director of Taxes
                                                                           (1992-1998), Hartford Life and Accident Insurance
                                                                           Company.
Marra, Raymond J., 37             Vice President, 1998                   Assistant Vice President (1997-Present), Hartford; Vice
                                                                           President (1998-Present), Assistant Vice President
                                                                           (1994-1997), Hartford Life and Accident Insurance
                                                                           Company.
Marra, Thomas M., 39              Executive Vice President, 1995         Senior Vice President (1994-1995); Vice President
                                  Director, Individual Life                (1989-1994); Actuary (1987-1995), Hartford; Director
                                  and Annuity Division, 1994               (1994-Present); Executive Vice President (1995-Present);
                                  Director, 1994*                          Senior Vice President (1994-1995); Director, Individual
                                                                           Life and Annuity Division (1994-Present); Actuary
                                                                           (1987-1997), Hartford Life and Accident Insurance
                                                                           Company; Executive Vice President, Individual Life and
                                                                           Annuities (1997-Present), Hartford Life Inc.
Nolan, Jr., Robert F., 43         Senior Vice President, 1997            Vice President (1995-1997); Assistant Vice President
                                                                           (1992-1995), Hartford; Vice President (1995-1997);
                                                                           Assistant Vice President (1992-1995), Hartford Life and
                                                                           Accident Insurance Company; Vice President, Corporate
                                                                           Relations (1997-Present), Hartford Life, Inc.; Manager,
                                                                           Public Relations (1986), Aetna Life and Casualty
                                                                           Insurance Company.
Noto, Joseph J., 46               Vice President, 1989                   Executive Vice President & Chief Operating Officer
                                                                           (1997-Present); Director (1994-Present); President
                                                                           (1994-1997), American Maturity Life Insurance Company;
                                                                           Vice President (1989-1997), Hartford Life and Accident
                                                                           Insurance Company.
O'Halloran, C. Michael, 51        Vice President, 1994                   Senior Associate General Counsel (1988-1997), Hartford;
                                                                           Vice President (1994-Present); Senior Associate General
                                                                           Counsel (1988-1997), Hartford Life and Accident
                                                                           Insurance Company; Corporate Secretary (1997-Present),
                                                                           Hartford Life, Inc.; Vice President (1994-Present);
                                                                           Senior Associate General Counsel (1988-Present);
                                                                           Director of Corporate Law (1994-Present), The Hartford
                                                                           Financial Services Group.
O'Sullivan, Daniel E., 43         Vice President, 1998                   Vice President (1998-Present), Hartford Life and Accident
                                                                           Insurance Company; Director Strategic Initiatives Group
                                                                           Specialty Risks (1996-1997), Hartford; Vice President
                                                                           (1991-1996), Aetna Life Insurance and Annuity Co.
Raymond, Craig R., 37             Senior Vice President, 1997            Vice President (1993-1997); Assistant Vice President
                                  Chief Actuary, 1994                      (1992-1993); Actuary (1990-1994), Hartford; Senior Vice
                                                                           President (1997-Present); Chief Actuary (1995-Present);
                                                                           Vice President (1993-1997); Actuary (1990-1995),
                                                                           Hartford Life and Accident Insurance Company; Vice
                                                                           President and Chief Actuary (1997-Present), Hartford
                                                                           Life, Inc.

28                                               HARTFORD LIFE INSURANCE COMPANY
--------------------------------------------------------------------------------


                                      POSITION WITH HARTFORD LIFE,           OTHER BUSINESS PROFESSION, VOCATION OR EMPLOYMENT
           NAME, AGE                        YEAR OF ELECTION                       FOR PAST 5 YEARS; OTHER DIRECTORSHIPS
--------------------------------  -------------------------------------  ----------------------------------------------------------
Robinson, Mary P., 38             Vice President, 1998                   Assistant Vice President (1995-1998), Hartford; Assistant
                                                                           Vice President(1995-1998), Hartford Life and Accident
                                                                           Insurance Company, Director BMS (1995-1996), Director
                                                                           Priority Account Segment (1994-1995), Hartford.
Salama, Donald A., 50             Vice President, 1997                   Vice President (1997-Present), Hartford Life and Accident
                                                                           Insurance Company; Principal and Director of
                                                                           Institutional Sales (1995-1998), The Vanguard Group;
                                                                           Senior Vice President (1994-1995), Mercantile
                                                                           Bancorporation; Vice President (1988-1994), Bankers
                                                                           Trust Company.
Schlitz, Timothy P., 37           Vice President, 1997                   Assistant Vice President (1994-1997), Hartford, Vice
                                                                           President (1997-Present); Assistant Vice President
                                                                           (1994-1997), Hartford Life and Accident Insurance
                                                                           Company; Consulting Actuary (1992-1993), Milliman &
                                                                           Robertson, Inc.; Consulting Actuary (1988-1992) Chalke
                                                                           Incorporated.
Smith, Lowndes A., 58             President, 1989                        Chief Operating Officer (1989-1997), Hartford; Director
                                  Chief Executive Officer, 1997            (1981-Present); President (1989-Present); Chief
                                  Director, 1981*                          Executive Officer (1997-Present); Chief Operating
                                                                           Officer (1989-1997), Hartford Life and Accident
                                                                           Insurance Company; Chief Executive Officer and President
                                                                           and Director (1997-Present), Hartford Life, Inc.
Stevenson, Keith A., 44           Vice President, 1998
Sweeney, Edward A., 51            Vice President, 1993                   Chicago Regional Manager (1985-1993), Hartford; Vice
                                                                           President (1993-Present), Hartford Life and Accident
                                                                           Insurance Company.
Tilbor, Judith V., 46             Vice President, 1998                   Assistant Vice President (1994-1998), Hartford; Vice
                                                                           President (1998-Present), Assistant Vice President
                                                                           (1994-1998), Hartford Life and Accident Insurance
                                                                           Company.
Welnicki, Raymond P., 49          Senior Vice President &                Vice President (1993-1994), Hartford; Director
                                  Director, Employee Benefit               (1994-Present); Senior Vice President (1995-Present);
                                  Division, 1994                           Director, Employee Benefit Division (1997-Present); Vice
                                  Director, 1994*                          President (1993-1995), Hartford Life and Accident
                                                                           Insurance Company; Senior Vice President, Employee
                                                                           Benefits (1997-Present), Hartford Life, Inc., Board of
                                                                           Directors, Ethix Corp.
Welsh, Walter, C., 51             Senior Vice President, 1997            Vice President (1995-1997); Assistant Vice President
                                                                           (1992-1995), Hartford; Senior Vice President
                                                                           (1997-Present); Vice President (1995-1997); Assistant
                                                                           Vice President (1992-1995), Hartford Life and Accident
                                                                           Insurance Company; Vice President Government Affairs
                                                                           (1997-Present), Hartford Life, Inc.

HARTFORD LIFE INSURANCE COMPANY                                               29
--------------------------------------------------------------------------------


                                      POSITION WITH HARTFORD LIFE,           OTHER BUSINESS PROFESSION, VOCATION OR EMPLOYMENT
           NAME, AGE                        YEAR OF ELECTION                       FOR PAST 5 YEARS; OTHER DIRECTORSHIPS
--------------------------------  -------------------------------------  ----------------------------------------------------------
Zlatkus, Lizabeth H., 39          Senior Vice President, 1997            Vice President (1994-1997); Assistant Vice President
                                  Director, 1994*                          (1992-1994), Hartford; Director (1994-Present); Senior
                                                                           Vice President (1997-Present); Vice President
                                                                           (1994-1997); Assistant Vice President (1992-1994),
                                                                           Hartford Life and Accident Insurance Company; Vice
                                                                           President, Group Life and Disability (1997-Present),
                                                                           Hartford Life, Inc.
Znamierowski, David M., 38        Senior Vice President, 1997            Vice President (1997), Hartford; Director (1998-Present);
                                  Director, Risk Management                Senior Vice President (1997-Present); Hartford Life and
                                  Strategy, 1996                           Accident Insurance Company; Vice President, Investment
                                  Director, 1998*                          Strategy (1997-Present), Hartford Life, Inc.; Vice
                                                                           President, Investment Strategy & Policy (1991-1996),
                                                                           Aetna Life and Casualty.


---------

 *  Denotes date of election to Board of Directors of Hartford.

**  Affiliated Company of The Hartford Financial Services Group, Inc.

    Unless otherwise indicated, the principal business address of each the above individuals is P.O. Box 2999, Hartford,CT 06104-2999.

                                DISTRIBUTION OF
                                THE GROUP POLICY

    Hartford intends to sell the Group Policy in all jurisdictions where it is licensed to do business. The Group Policy will be sold by life insurance sales representatives who represent Hartford and who are registered representatives of Hartford Equity Sales Company, Inc. ("HESCO"), or certain other registered broker-dealers. Any sales representative or employee will have been qualified to sell variable life insurance policies under applicable federal and state laws. Each broker-dealer is registered with the SEC under the Securities Exchange Act of 1934 and all are members of the National Association of Securities Dealers, Inc. HESCO is the principal underwriter for the Group Policy. The maximum sales commission payable to Hartford agents, independent registered insurance brokers, and other registered broker-dealers is 6% of the premiums paid. In addition, expense allowances, service fees and asset-based trail commissions may be paid. The sales representative may be required to return all or a portion of the commissions paid if a Certificate terminates prior to the second Certificate Anniversary.

    Broker-dealers or financial institutions are compensated according to a schedule set forth by HESCO and any applicable rules or regulations for variable insurance compensation. Compensation is generally based on premium payments made by policyholders or contract owners. This compensation is usually paid from the sales charges described in this Prospectus.

    In addition, a broker-dealer or financial institution may also receive additional compensation for, among other things, training, marketing or other services provided. HESCO, its affiliates or Hartford may also make compensation arrangements with certain broker-dealers or financial institutions based on total sales by the broker-dealer or financial institution of insurance products. These payments, which may be different for different broker-dealers or financial institutions, will be made by HESCO, its affiliates or Hartford out of their own assets and will not affect the amounts paid by the policyholders or contract owners to purchase, hold or surrender variable insurance products.

                          SAFEKEEPING OF THE SEPARATE
                                 ACCOUNT ASSETS

    The assets of the Separate Account are held by Hartford. The assets of the Separate Account are kept physically segregated and held separate and apart from the General Account of Hartford. Hartford maintains records of all purchases and redemptions of shares of the Fund. Additional protection for the assets of the Separate Account is afforded by Hartford's blanket fidelity bond issued by Aetna Casualty and Surety Company, in the aggregate amount of $50 million, covering all of the officers and employees of Hartford.

30                                               HARTFORD LIFE INSURANCE COMPANY
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                           FEDERAL TAX CONSIDERATIONS

                                    GENERAL

    SINCE THE TAX LAW IS COMPLEX AND SINCE TAX CONSEQUENCES WILL VARY ACCORDING TO THE ACTUAL STATUS OF THE OWNER INVOLVED AND THE TYPE OF PLAN UNDER WHICH THE GROUP POLICY IS PURCHASED, LEGAL AND TAX ADVICE MAY BE NEEDED BY A PERSON, TRUSTEE OR OTHER ENTITY CONTEMPLATING THE PURCHASE OF A GROUP POLICY DESCRIBED HEREIN.

    It should be understood that any detailed description of the Federal income tax consequences regarding the purchase of the Group Policy cannot be made in this Prospectus and that special tax rules may be applicable with respect to certain purchase situations not discussed herein. In addition, no attempt is made here to consider any applicable state or other tax laws. For detailed information, a qualified tax adviser should always be consulted. This discussion of Federal tax considerations is based upon Hartford's understanding of current Federal income tax laws as they are currently interpreted.

                            TAXATION OF HARTFORD AND
                              THE SEPARATE ACCOUNT

    The Separate Account is taxed as a part of Hartford, which is taxed as a life insurance company under Part 1 of Subchapter L of Chapter 1 of the Internal Revenue Code ("Code"). Accordingly, the Separate Account will not be taxed as a "regulated investment company" under Subchapter M of the Code. Investment income and realized capital gains on the assets of the Separate Account (the underlying Investment Divisions) are reinvested and are taken into account in determining the value of the Accumulation Units (see "Detailed Description of Certificate Benefits and Provisions -- Values Under the Certificate," on page 16). As a result, such investment income and realized capital gains are automatically applied to increase reserves under the Certificate.

    Hartford does not expect to incur any Federal income tax on the earnings or realized capital gains attributable to the Separate Account. Based upon these expectations, no charge is currently being made to the Separate Account for Federal income taxes. If Hartford incurs income taxes attributable to the Separate Account or determines that such taxes will be incurred, it may assess a charge for taxes against the Separate Account.

                    INCOME TAXATION OF CERTIFICATE BENEFITS

    For Federal income tax purposes, the Certificates should be treated as life insurance policies under Section 7702 of the Code. The death benefit under a life insurance policy is excluded from the gross income of the Beneficiary. Also, a life insurance policy owner is not taxed on increments in the policy value until the policy is partially or completely surrendered. Section 7702 limits the amount of premiums that may be invested in a policy that is treated as life insurance. Hartford intends to monitor premium levels to assure compliance with the Section 7702 standards.

    During the first fifteen policy years, an "income first" rule generally applies to any distribution of cash that is required under Code Section 7702 because of a reduction in benefits under the Certificate.

    Hartford also believes that any Loan received under a Certificate will be treated as Debt of the Owner, and that no part of any Loan under a Certificate will constitute income to the Owner. A surrender or assignment of the Certificate may have tax consequences depending upon the circumstances. Owners should consult qualified tax advisers concerning the effect of such changes.

    Federal, state, and local estate tax, inheritance, and other tax consequences of ownership or receipt of Certificate proceeds depend on the circumstances of each Owner or Beneficiary.

    The Maturity Date Extension Rider allows an Owner to extend the Maturity Date to the date of the death of the Insured. Although Hartford believes that the Certificate will continue to be treated as a life insurance contract for federal income tax purposes after the scheduled Maturity Date, due to the lack of specific guidance on this issue, this result is not certain. If the Certificate is not treated as a life insurance contract for federal income tax purposes after the Maturity Date, among other things, the Death Proceeds may be taxable to the recipient. The Owner should consult a competent tax adviser regarding the possible adverse tax consequences resulting from an extension of the scheduled Maturity Date.

                          MODIFIED ENDOWMENT CONTRACTS

    Code Section 7702A applies an additional test, the "seven-pay" test, to life insurance contracts. A modified endowment contract is a life insurance policy which satisfies the Section 7702 definition of life insurance but fails the seven-pay test of Section 7702A. A policy fails the seven-pay test if the accumulated amount paid into the Certificate at any time during the first seven Coverage Years exceeds the sum of the net level premiums that would have been paid up to that point if the Certificate provided for paid-up future benefits after the payment of seven level annual premiums. Computational rules for the seven-pay test are described in Section 7702A(c).

    A policy that is classified as a modified endowment contract is eligible for certain aspects of the beneficial tax

HARTFORD LIFE INSURANCE COMPANY                                               31
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treatment accorded to life insurance. That is, the death benefit is excluded from income and increments in value are not subject to current taxation. However, withdrawals and loans from a modified endowment policy are treated first as income, then as a recovery of basis. Taxable withdrawals are subject to a 10% additional tax, with certain exceptions. Generally, only distributions and loans made in the first year in which a policy becomes a modified endowment policy, and in subsequent years, are taxable. However, distributions and loans made in the two years prior to a policy's failing the seven-pay test are deemed to be in anticipation of failure and are subject to tax.

    If the Certificate satisfies the seven-pay test for seven years, distributions and loans made thereafter will not be subject to the modified endowment policy rules, unless the Certificate is changed materially. The seven-pay test will be applied anew at any time the Certificate undergoes a material change, which includes an increase in the Face Amount.

    All modified endowment policies that are issued within any calendar year to the same policy owner by one company or its affiliates shall be treated as one modified endowment policy for the purpose of determining the taxable portion of any loan or distribution.

    Hartford has instituted procedures to monitor whether a Certificate may become a modified endowment contract after issue.

                          DIVERSIFICATION REQUIREMENTS

    Section 817 of the Code provides that a variable life insurance policy (other than a pension plan policy) will not be treated as a life insurance policy for any period during which the investments made by the separate account underlying the policy are not adequately diversified in accordance with regulations prescribed by the Treasury. If a policy is not treated as a life insurance policy, the policy owner will be subject to income tax on the annual increases in cash value. The Treasury has issued diversification regulations which, among other things, generally require that no more than 55% of the value of the total assets of the segregated asset account (such as the Funds) underlying a variable contract is represented by any one investment, no more than 70% is represented by any two investments, no more than 80% is represented by any three investments, and no more than 90% is represented by any four investments. In determining whether the diversification standards are met, all securities of the same issuer, all interests in the same real property project, and all interests in the same commodity are each treated as a single investment. In addition, in the case of government securities, each government agency or instrumentality shall be treated as a separate issuer. If the diversification standards are not met, non-pension policy owners will be subject to current tax on the increase in cash value in the policy.

    A separate account must be in compliance with the diversification standards on the last day of each calendar quarter or within 30 days after the quarter ends. If an insurance company inadvertently fails to meet the diversification requirements, the company may comply within a reasonable period and avoid the taxation of policy income on an ongoing basis. However, either the company or Owner must agree to pay the tax due for the period during which the diversification standards were not met. The amount required to be paid shall be an amount based upon the tax that would have been owed by the policy owner if they were treated as receiving the income on the policy for such period or periods.

                         FEDERAL INCOME TAX WITHHOLDING

    If any amounts are deemed to be current taxable income to the Owner, such amounts will be subject to Federal income tax withholding and reporting, pursuant to Section 3405 of the Internal Revenue Code.

                            OTHER TAX CONSIDERATIONS

    Qualified tax advisers should be consulted concerning the estate and gift tax consequences of Certificate ownership and distributions under federal, state and local law.

                        PERFORMANCE RELATED INFORMATION

    The Separate Account may advertise certain performance related information concerning its Investment Divisions. Performance information about an Investment Division is based on the Investment Division's past performance only and is no indication of future performance.

    Each Investment Division may include total return in advertisements, sales literature, and other promotional materials. When an Investment Division advertises its total return, it will usually be calculated for one year, five years, and ten years or some other relevant periods if the Investment Division has not been in existence for at least ten years. Total return may also be calculated for the most recent fiscal quarter and for the period since underlying fund inception. Total return is measured by comparing the value of an investment in the Investment Division at the beginning of the relevant period to the value of the investment at the end of the period.

    The Investment Divisions investing in the Hartford Bond Fund, N&B AMT Limited Maturity Bond Portfolio, J.P. Morgan Bond Portfolio, MS Fixed Income Portfolio, and MS High Yield Portfolio may advertise yield in addition to total return. The yield will be computed in the following manner: The net investment income per unit earned during a recent one month period is divided by the unit value on

32                                               HARTFORD LIFE INSURANCE COMPANY
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the last day of the period. This figure reflects the Certificate charges described below.

    The Investment Division investing in the Hartford Money Market Fund may advertise yield and effective yield. The yield of an Investment Division is based upon the income earned by the Investment Division over a seven-day period and then annualized, i.e., the income earned in the period is assumed to be earned every seven days over a 52-week period and stated as a percentage of the investment. Effective yield is calculated similarly, but when annualized, the income earned by the investment is assumed to be reinvested in Division units and thus compounded in the course of a 52-week period. Yield reflects the Certificate charges described below.

    Total return for an Investment Division includes deductions for the maximum sales load charge, mortality and expense risk charge, DAC tax charge, and the administrative expense charge, and is therefore lower than total return at the Portfolio level, where there are no comparable charges. The performance results do not reflect the cost of insurance or any state or local premium taxes. If these charges were included, the total return figures would be lower. Total return may also be calculated to include deductions for Separate Account charges, but not include deductions for the sales load charge, DAC tax charge or any state or local premium taxes. If reflected, the total return figures would reduce the performance quoted. Yield for an Investment Division includes all recurring charges (except sales charges) and is therefore lower than yield at the Portfolio level, where there are no comparable charges.

    Hartford may provide information on various topics to current and prospective Owners in advertising, sales literature or other materials. These topics may include the relationship between sectors of the economy and the economy as a whole and its effect on various securities markets, investment strategies and techniques (such as value investing, dollar cost averaging and asset allocation), plan and trust arrangements, the advantages and disadvantages of investing in tax-advantaged and taxable instruments, current and prospective Owner profiles and hypothetical purchase scenarios, financial management and tax and retirement planning, and investment alternatives, including comparisons between the Certificates and the characteristics of and market for such alternatives.

                               LEGAL PROCEEDINGS

    There are no material legal proceedings pending to which the Separate Account is a party.


                                   YEAR 2000



    The Year 2000 issue relates to the ability or inability of computer systems to properly process information and data containing or related to dates beginning with the year 2000 and beyond. The Year 2000 issue exists because, historically, many computer systems that are in use today were developed years ago when a year was identified using a two-digit field rather than a four-digit field. As information and data containing or related to the century date are introduced to computer hardware, software and other systems, date sensitive systems may recognize the year 2000 as 1900, or not at all, which may result in computer systems processing information incorrectly. This, in turn, may significantly and adversely affect the integrity and reliability of information databases and may result in a wide variety of adverse consequences to a company. In addition, Year 2000 problems that occur with third parties with which a company does business, such as suppliers, computer vendors and others, may also adversely affect any given company.



    As an insurance and financial services company, Hartford has thousands of individual and business customers that have purchased or invested in insurance policies, annuities, mutual funds and other financial products. Nearly all of these policies and products contain date sensitive data, such as policy expiration dates, birth dates, premium payments dates and the like. In addition, Hartford has business relationships with numerous third parties that affect virtually all aspects of its business, including, without limitation, suppliers, computer hardware and software vendors, insurance agents and brokers, securities broker-dealers and other distributors of financial products.



    Beginning in 1990, Hartford began working on making its computer systems Year 2000 ready, either by installing new programs or by replacing systems. In January 1998, Hartford commenced a company-wide program to further identify, assess and remediate the impact of Year 2000 problems in all of Hartford's business segments. Hartford currently anticipates that this internal program will be substantially completed by the end of 1998, and testing of computer systems will continue through 1999.



    In addition, as part of its Year 2000 program, Hartford is identifying third parties with which it has significant business relations in order to attempt to assess any potential impact on Hartford as a result of such third-party Year 2000 issues and remediation plans. Hartford currently anticipates that it will substantially complete this evaluation by the end of 1998, and will conduct systems testing with certain third parties through 1999. Hartford does not have control over these third parties and, as a result, Hartford cannot currently determine to what extent future operating results may be adversely affected by the failure of these third parties to successfully address their Year 2000 issues. Hartford will continue to assess Year 2000 risk exposures related to its own operations and its third-party relationships and is in the process of developing contingency plans.



    The costs of addressing the Year 2000 issue that have been incurred through the six months ended June 30, 1998

HARTFORD LIFE INSURANCE COMPANY                                               33
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have not been material to Hartford's financial condition or results of operations. Hartford will continue to incur costs related to its Year 2000 efforts and does not anticipate that the costs to be incurred will be material to its financial condition or results of operations.


                                    EXPERTS


    The audited financial statements and financial statement schedules included in this registration statement have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto, and are included herein in reliance upon the authority of said firm as experts in giving said reports. The principal business address of Arthur Andersen LLP is One Financial Plaza, Hartford, Connecticut 06103.


    The hypothetical illustrations included in this Prospectus and Registration Statement have been approved by Pauline Gyllenhammer, ASA, MAAA, Senior Actuarial Associate, are included in reliance upon her opinion as to their reasonableness.

                             REGISTRATION STATEMENT

    A registration statement has been filed with the SEC under the Securities Act of 1933, as amended. This Prospectus does not contain all information set forth in the registration statement, its amendments and exhibits, to all of which reference is made for further information concerning the Separate Account, Hartford, the Group Policies and the Certificates.

                              FINANCIAL STATEMENTS


    No financial statements are included for the Separate Account. As of the date of this Prospectus, the Separate Account had not yet commenced operations, had no assets or liabilities, and had received no income or incurred any expense. The financial statements of Hartford that are included and should be considered only as bearing upon Hartford's ability to meet its contractual obligations under the Policy. There has been no adverse material change in Hartford's financial position since the dates of the audited financial statements. In addition to the audited financial statement for the year ended December 31, 1997, Hartford has provided unaudited financial statements for the period ended September 30, 1998.

34                                               HARTFORD LIFE INSURANCE COMPANY
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                                   APPENDIX A
                   ILLUSTRATIONS OF DEATH BENEFIT, CASH VALUE
                            AND CASH SURRENDER VALUE

    The following tables illustrate how the Death Benefit, Cash Value and Cash Surrender Value of a Group Policy may change with the investment experience of the Separate Account. The tables show how the Death Benefit, Cash Value and Cash Surrender Value of a Certificate issued to an Insured of a given age would vary over time if the investment return on the assets held in each Portfolio were a uniform, gross annual rate of 0%, 6% and 12%. The Death Benefit, Cash Value and Cash Surrender Value would be different from those shown if the gross annual investment returns averaged 0%, 6% and 12% over a period of years, but fluctuated above and below those averages for individual Coverage Years. The tables assume that no Loans are made and that no partial withdrawals have been made. The tables are also based on the assumption that the Owner has not requested an increase or decrease in the Face Amount and that no transfers have been made in any Coverage Years.
    The tables on pages 35 to 46 illustrate a Certificate issued to a Male Insured, Age 45 in the Medical Non-Smoker Class with an Initial Face Amount of $250,000. The Death Benefit, Cash Value and Cash Surrender Value would be lower if the Insured was a smoker or in a special class since the cost of insurance charges would increase.

    The tables reflect the fact that the net return on the assets held in the Investment Divisions is lower than the gross after-tax return of the Portfolios. This is because these tables assume an investment management fee and other estimated Portfolio expenses totaling 0.82%. The 0.82% figure is based on an average of the current management fees and expenses of the available 25 Portfolios, taking into account any applicable expense caps or reimbursement arrangements. Actual fees and expenses of the Portfolios associated with a Certificate may be more or less than 0.82%, will vary from year to year, and will depend on how the Cash Value is allocated.

    As their headings indicate, the tables reflect the deductions of current contractual charges and guaranteed contractual charges for a single gross interest rate. These charges include the front-end sales load, the daily charge to the Separate Account for assuming mortality and expense risks, and the monthly administrative expense and cost of insurance charges. All tables assume a charge of 2.00% for taxes attributable to premiums, a 1.25% charge for the federal DAC tax and reflect the fact that no charges against the Separate Account are currently made for federal, state or local taxes attributable to the Group Policy or Certificate.

    Each table also shows the amount to which the premiums would accumulate if an amount equal to those premiums were invested to earn interest, after taxes, at 5% compounded annually.

    Upon request, Hartford will furnish a comparable illustration based on a proposed Certificate's specific circumstances.

HARTFORD LIFE INSURANCE COMPANY                                               35
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                    FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE
                           LEVEL DEATH BENEFIT OPTION
                      ISSUE AGE 45 MALE MEDICAL NON-SMOKER
                        $14,102 PREMIUM PAID FOR 7 YEARS

   ASSUMING HYPOTHETICAL GROSS ANNUAL INVESTMENT RETURN OF 0.00% (-0.82% NET)

              PREMIUMS             CURRENT CHARGES*                    GUARANTEED CHARGES**
            ACCUMULATED   -----------------------------------   -----------------------------------
  END OF       AT 5%                      CASH                                  CASH
  POLICY      INTEREST       CASH       SURRENDER    DEATH         CASH       SURRENDER    DEATH
   YEAR       PER YEAR       VALUE        VALUE     BENEFIT        VALUE        VALUE     BENEFIT
  -------   ------------  -----------   ---------  ----------   -----------   ---------  ----------
      1         14,807         12,242     12,242      250,000        11,000     11,000      250,000
      2         30,355         24,223     24,223      250,000        21,805     21,805      250,000
      3         46,680         35,952     35,952      250,000        32,418     32,418      250,000
      4         63,821         47,463     47,463      250,000        42,846     42,846      250,000
      5         81,819         58,776     58,776      250,000        53,088     53,088      250,000

      6        100,717         70,004     70,004      250,000        63,152     63,152      250,000
      7        120,560         81,059     81,059      250,000        73,031     73,031      250,000
      8        126,588         79,409     79,409      250,000        70,438     70,438      250,000
      9        132,917         77,737     77,737      250,000        67,726     67,726      250,000
     10        139,563         76,033     76,033      250,000        64,873     64,873      250,000

     11        146,541         74,390     74,390      250,000        61,866     61,866      250,000
     12        153,868         72,678     72,678      250,000        58,682     58,682      250,000
     13        161,561         70,874     70,874      250,000        55,309     55,309      250,000
     14        169,639         68,973     68,973      250,000        51,725     51,725      250,000
     15        178,121         66,967     66,967      250,000        47,906     47,906      250,000

     16        187,027         64,783     64,783      250,000        43,817     43,817      250,000
     17        196,378         62,477     62,477      250,000        39,414     39,414      250,000
     18        206,197         60,032     60,032      250,000        34,640     34,640      250,000
     19        216,507         57,434     57,434      250,000        29,429     29,429      250,000
     20        227,332         54,664     54,664      250,000        23,710     23,710      250,000

     25        290,140         37,293     37,293      250,000            --         --           --
     30        370,300         10,376     10,376      250,000            --         --           --

   *  THESE VALUES REFLECT INVESTMENT RESULTS USING CURRENT COST OF INSURANCE
      RATES, ADMINISTRATIVE FEES, MORTALITY AND EXPENSE RISK RATES, AND FRONT-END
      SALES LOADS.
  **  THESE VALUES REFLECT INVESTMENT RESULTS USING GUARANTEED COST OF INSURANCE
      RATES, ADMINISTRATIVE FEES, MORTALITY AND EXPENSE RISK RATES, AND FRONT-END
      SALES LOADS.

      THE DEATH BENEFIT MAY, AND THE CASH VALUE AND CASH SURRENDER VALUE WILL
      DIFFER IF PREMIUMS ARE PAID IN DIFFERENT AMOUNTS OR FREQUENCIES.

    THE HYPOTHETICAL INVESTMENT RESULTS SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RESULTS. ACTUAL INVESTMENT RESULTS MAY BE MORE OR LESS THAN THOSE SHOWN. THE DEATH BENEFIT, ACCOUNT VALUE AND CASH SURRENDER VALUE FOR A CONTRACT WOULD BE DIFFERENT FROM THOSE SHOWN IF ACTUAL INVESTMENT RETURN APPLICABLE TO THE CONTRACT AVERAGE 0% OVER A PERIOD OF YEARS, BUT ALSO FLUCTUATED ABOVE OR BELOW THAT AVERAGE FOR INDIVIDUAL CONTRACT YEARS. THE DEATH BENEFIT, ACCOUNT VALUE, AND CASH SURRENDER VALUE FOR A CONTRACT WOULD ALSO BE DIFFERENT FROM THOSE SHOWN, DEPENDING ON THE INVESTMENT ALLOCATIONS MADE TO THE SEPARATE ACCOUNTS AND THE RATES OF RETURN OF THE SEPARATE ACCOUNT IF THE ACTUAL RATES OF INVESTMENT RETURN APPLICABLE TO THE CONTRACT AVERAGED 0%, BUT VARIED ABOVE OR BELOW THAT AVERAGE FOR THE SEPARATE ACCOUNT. NO REPRESENTATION CAN BE MADE THAT THIS HYPOTHETICAL RATE OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

36                                               HARTFORD LIFE INSURANCE COMPANY
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                    FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE
                           LEVEL DEATH BENEFIT OPTION
                      ISSUE AGE 45 MALE MEDICAL NON-SMOKER
                        $14,102 PREMIUM PAID FOR 7 YEARS

   ASSUMING HYPOTHETICAL GROSS ANNUAL INVESTMENT RETURN OF 6.00% (5.18% NET)

              PREMIUMS             CURRENT CHARGES*                    GUARANTEED CHARGES**
            ACCUMULATED   -----------------------------------   -----------------------------------
  END OF       AT 5%                      CASH                                  CASH
  POLICY      INTEREST       CASH       SURRENDER    DEATH         CASH       SURRENDER    DEATH
   YEAR       PER YEAR       VALUE        VALUE     BENEFIT        VALUE        VALUE     BENEFIT
  -------   ------------  -----------   ---------  ----------   -----------   ---------  ----------
      1         14,807         12,990     12,990      250,000        11,701     11,701      250,000
      2         30,355         26,482     26,482      250,000        23,897     23,897      250,000
      3         46,680         40,505     40,505      250,000        36,618     36,618      250,000
      4         63,821         55,118     55,118      250,000        49,895     49,895      250,000
      5         81,819         70,368     70,368      250,000        63,760     63,760      250,000

      6        100,717         86,393     86,393      250,000        78,249     78,249      250,000
      7        120,560        103,144    103,144      250,000        93,397     93,397      250,000
      8        126,588        107,366    107,366      250,000        96,210     96,210      250,000
      9        132,917        111,753    111,753      250,000        99,055     99,055      250,000
     10        139,563        116,307    116,307      250,000       101,924    101,924      250,000

     11        146,541        121,204    121,204      252,527       104,812    104,812      250,000
     12        153,868        126,269    126,269      256,053       107,714    107,714      250,000
     13        161,561        131,496    131,496      259,641       110,631    110,631      250,000
     14        169,639        136,892    136,892      263,292       113,561    113,561      250,000
     15        178,121        142,464    142,464      267,012       116,499    116,499      250,000

     16        187,027        148,173    148,173      270,740       119,434    119,434      250,000
     17        196,378        154,070    154,070      274,562       122,354    122,354      250,000
     18        206,197        160,160    160,160      278,502       125,242    125,242      250,000
     19        216,507        166,448    166,448      282,582       128,076    128,076      250,000
     20        227,332        172,939    172,939      286,816       130,838    130,838      250,000

     25        290,140        208,558    208,558      310,301       142,988    142,988      250,000
     30        370,300        249,843    249,843      338,301       149,364    149,364      250,000

   *  THESE VALUES REFLECT INVESTMENT RESULTS USING CURRENT COST OF INSURANCE
      RATES, ADMINISTRATIVE FEES, MORTALITY AND EXPENSE RISK RATES, AND FRONT-END
      SALES LOADS.
  **  THESE VALUES REFLECT INVESTMENT RESULTS USING GUARANTEED COST OF INSURANCE
      RATES, ADMINISTRATIVE FEES, MORTALITY AND EXPENSE RISK RATES, AND FRONT-END
      SALES LOADS.

      THE DEATH BENEFIT MAY, AND THE CASH VALUE AND CASH SURRENDER VALUE WILL
      DIFFER IF PREMIUMS ARE PAID IN DIFFERENT AMOUNTS OR FREQUENCIES.

    THE HYPOTHETICAL INVESTMENT RESULTS SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RESULTS. ACTUAL INVESTMENT RESULTS MAY BE MORE OR LESS THAN THOSE SHOWN. THE DEATH BENEFIT, ACCOUNT VALUE AND CASH SURRENDER VALUE FOR A CONTRACT WOULD BE DIFFERENT FROM THOSE SHOWN IF ACTUAL INVESTMENT RETURN APPLICABLE TO THE CONTRACT AVERAGE 6% OVER A PERIOD OF YEARS, BUT ALSO FLUCTUATED ABOVE OR BELOW THAT AVERAGE FOR INDIVIDUAL CONTRACT YEARS. THE DEATH BENEFIT, ACCOUNT VALUE, AND CASH SURRENDER VALUE FOR A CONTRACT WOULD ALSO BE DIFFERENT FROM THOSE SHOWN, DEPENDING ON THE INVESTMENT ALLOCATIONS MADE TO THE SEPARATE ACCOUNTS AND THE RATES OF RETURN OF THE SEPARATE ACCOUNT IF THE ACTUAL RATES OF INVESTMENT RETURN APPLICABLE TO THE CONTRACT AVERAGED 6%, BUT VARIED ABOVE OR BELOW THAT AVERAGE FOR THE SEPARATE ACCOUNT. NO REPRESENTATION CAN BE MADE THAT THIS HYPOTHETICAL RATE OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

HARTFORD LIFE INSURANCE COMPANY                                               37
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                    FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE
                           LEVEL DEATH BENEFIT OPTION
                      ISSUE AGE 45 MALE MEDICAL NON-SMOKER
                        $14,102 PREMIUM PAID FOR 7 YEARS

  ASSUMING HYPOTHETICAL GROSS ANNUAL INVESTMENT RETURN OF 12.00% (11.18% NET)

              PREMIUMS               CURRENT CHARGES*                     GUARANTEED CHARGES**
            ACCUMULATED   --------------------------------------  ------------------------------------
  END OF       AT 5%                       CASH                                   CASH
  POLICY      INTEREST        CASH       SURRENDER      DEATH        CASH       SURRENDER     DEATH
   YEAR       PER YEAR       VALUE         VALUE       BENEFIT       VALUE        VALUE      BENEFIT
  -------   ------------  ------------  -----------  -----------  -----------   ---------  -----------
      1         14,807          13,739      13,739       250,000       12,402     12,402       250,000
      2         30,355          28,831      28,831       250,000       26,075     26,075       250,000
      3         46,680          45,428      45,428       250,000       41,164     41,164       250,000
      4         63,821          63,726      63,726       250,000       57,834     57,834       250,000
      5         81,819          83,930      83,930       250,000       76,266     76,266       250,000

      6        100,717         106,346     106,346       254,254       96,669     96,669       250,000
      7        120,560         131,029     131,029       304,242      119,126    119,126       276,760
      8        126,588         144,219     144,219       325,337      130,105    130,105       293,671
      9        132,917         158,718     158,718       348,002      142,048    142,048       311,641
     10        139,563         174,649     174,649       372,360      155,028    155,028       330,737

     11        146,541         192,420     192,420       399,056      169,130    169,130       351,026
     12        153,868         211,937     211,937       427,791      184,442    184,442       372,584
     13        161,561         233,346     233,346       458,620      201,069    201,069       395,490
     14        169,639         256,831     256,831       491,698      219,118    219,118       419,827
     15        178,121         282,590     282,590       527,201      238,707    238,707       445,683

     16        187,027         310,746     310,746       565,175      259,951    259,951       473,153
     17        196,378         341,619     341,619       605,979      282,971    282,971       502,339
     18        206,197         375,461     375,461       649,878      307,889    307,889       533,345
     19        216,507         412,551     412,551       697,165      334,828    334,828       566,287
     20        227,332         453,189     453,189       748,137      363,924    363,924       601,285

     25        290,140         722,002     722,002     1,069,272      547,697    547,697       811,896
     30        370,300       1,142,549   1,142,549     1,539,940      813,034    813,034     1,097,032

   *  THESE VALUES REFLECT INVESTMENT RESULTS USING CURRENT COST OF INSURANCE
      RATES, ADMINISTRATIVE FEES, MORTALITY AND EXPENSE RISK RATES, AND FRONT-END
      SALES LOADS.
  **  THESE VALUES REFLECT INVESTMENT RESULTS USING GUARANTEED COST OF INSURANCE
      RATES, ADMINISTRATIVE FEES, MORTALITY AND EXPENSE RISK RATES, AND FRONT-END
      SALES LOADS.

      THE DEATH BENEFIT MAY, AND THE CASH VALUE AND CASH SURRENDER VALUE WILL
      DIFFER IF PREMIUMS ARE PAID IN DIFFERENT AMOUNTS OR FREQUENCIES.

    THE HYPOTHETICAL INVESTMENT RESULTS SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RESULTS. ACTUAL INVESTMENT RESULTS MAY BE MORE OR LESS THAN THOSE SHOWN. THE DEATH BENEFIT, ACCOUNT VALUE AND CASH SURRENDER VALUE FOR A CONTRACT WOULD BE DIFFERENT FROM THOSE SHOWN IF ACTUAL INVESTMENT RETURN APPLICABLE TO THE CONTRACT AVERAGE 12% OVER A PERIOD OF YEARS, BUT ALSO FLUCTUATED ABOVE OR BELOW THAT AVERAGE FOR INDIVIDUAL CONTRACT YEARS. THE DEATH BENEFIT, ACCOUNT VALUE, AND CASH SURRENDER VALUE FOR A CONTRACT WOULD ALSO BE DIFFERENT FROM THOSE SHOWN, DEPENDING ON THE INVESTMENT ALLOCATIONS MADE TO THE SEPARATE ACCOUNTS AND THE RATES OF RETURN OF THE SEPARATE ACCOUNT IF THE ACTUAL RATES OF INVESTMENT RETURN APPLICABLE TO THE CONTRACT AVERAGED 12%, BUT VARIED ABOVE OR BELOW THAT AVERAGE FOR THE SEPARATE ACCOUNT. NO REPRESENTATION CAN BE MADE THAT THIS HYPOTHETICAL RATE OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

38                                               HARTFORD LIFE INSURANCE COMPANY
--------------------------------------------------------------------------------

                    FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE
                        INCREASING DEATH BENEFIT OPTION
                      ISSUE AGE 45 MALE MEDICAL NON-SMOKER
                        $14,102 PREMIUM PAID FOR 7 YEARS

   ASSUMING HYPOTHETICAL GROSS ANNUAL INVESTMENT RETURN OF 0.00% (-0.82% NET)

              PREMIUMS              CURRENT CHARGES*                 GUARANTEED CHARGES**
             ACCUMULATED    --------------------------------   --------------------------------
  END OF        AT 5%                    CASH                               CASH
  POLICY      INTEREST        CASH     SURRENDER    DEATH        CASH     SURRENDER    DEATH
   YEAR       PER YEAR        VALUE      VALUE     BENEFIT       VALUE      VALUE     BENEFIT
  -------   -------------   ---------  ---------  ----------   ---------  ---------  ----------
      1           14,807       12,231    12,231      262,264      10,947    10,947      261,056
      2           30,355       24,182    24,182      274,238      21,643    21,643      271,772
      3           46,680       35,848    35,848      285,928      32,083    32,083      282,233
      4           63,821       47,263    47,263      297,364      42,267    42,267      292,438
      5           81,819       58,442    58,442      308,562      52,184    52,184      302,378

      6          100,717       69,533    69,533      319,660      61,833    61,833      312,049
      7          120,560       80,416    80,416      330,561      71,194    71,194      321,434
      8          126,588       78,583    78,583      328,730      68,061    68,061      318,310
      9          132,917       76,716    76,716      326,866      64,786    64,786      315,047
     10          139,563       74,801    74,801      324,955      61,348    61,348      311,623

     11          146,541       72,923    72,923      323,074      57,733    57,733      308,022
     12          153,868       70,948    70,948      321,107      53,924    53,924      304,229
     13          161,561       68,849    68,849      319,018      49,913    49,913      300,235
     14          169,639       66,621    66,621      316,800      45,685    45,685      296,025
     15          178,121       64,258    64,258      314,448      41,224    41,224      291,583

     16          187,027       61,664    61,664      311,874      36,499    36,499      286,880
     17          196,378       58,922    58,922      309,144      31,477    31,477      281,883
     18          206,197       56,016    56,016      306,252      26,113    26,113      276,547
     19          216,507       52,934    52,934      303,184      20,357    20,357      270,823
     20          227,332       49,658    49,658      299,925      14,159    14,159      264,662

     25          290,140       29,569    29,569      279,945          --        --           --
     30          370,300          626       626      251,175          --        --           --

   *  THESE VALUES REFLECT INVESTMENT RESULTS USING CURRENT COST OF INSURANCE
      RATES, ADMINISTRATIVE FEES, MORTALITY AND EXPENSE RISK RATES, AND FRONT-END
      SALES LOADS.
  **  THESE VALUES REFLECT INVESTMENT RESULTS USING GUARANTEED COST OF INSURANCE
      RATES, ADMINISTRATIVE FEES, MORTALITY AND EXPENSE RISK RATES, AND FRONT-END
      SALES LOADS.

      THE DEATH BENEFIT MAY, AND THE CASH VALUE AND CASH SURRENDER VALUE WILL
      DIFFER IF PREMIUMS ARE PAID IN DIFFERENT AMOUNTS OR FREQUENCIES.

    THE HYPOTHETICAL INVESTMENT RESULTS SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RESULTS. ACTUAL INVESTMENT RESULTS MAY BE MORE OR LESS THAN THOSE SHOWN. THE DEATH BENEFIT, ACCOUNT VALUE AND CASH SURRENDER VALUE FOR A CONTRACT WOULD BE DIFFERENT FROM THOSE SHOWN IF ACTUAL INVESTMENT RETURN APPLICABLE TO THE CONTRACT AVERAGE 0% OVER A PERIOD OF YEARS, BUT ALSO FLUCTUATED ABOVE OR BELOW THAT AVERAGE FOR INDIVIDUAL CONTRACT YEARS. THE DEATH BENEFIT, ACCOUNT VALUE, AND CASH SURRENDER VALUE FOR A CONTRACT WOULD ALSO BE DIFFERENT FROM THOSE SHOWN, DEPENDING ON THE INVESTMENT ALLOCATIONS MADE TO THE SEPARATE ACCOUNTS AND THE RATES OF RETURN OF THE SEPARATE ACCOUNT IF THE ACTUAL RATES OF INVESTMENT RETURN APPLICABLE TO THE CONTRACT AVERAGED 0%, BUT VARIED ABOVE OR BELOW THAT AVERAGE FOR THE SEPARATE ACCOUNT. NO REPRESENTATION CAN BE MADE THAT THIS HYPOTHETICAL RATE OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

HARTFORD LIFE INSURANCE COMPANY                                               39
--------------------------------------------------------------------------------

                    FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE
                        INCREASING DEATH BENEFIT OPTION
                      ISSUE AGE 45 MALE MEDICAL NON-SMOKER
                        $14,102 PREMIUM PAID FOR 7 YEARS

   ASSUMING HYPOTHETICAL GROSS ANNUAL INVESTMENT RETURN OF 6.00% (5.18% NET)

              PREMIUMS             CURRENT CHARGES*                    GUARANTEED CHARGES**
            ACCUMULATED   -----------------------------------   -----------------------------------
  END OF       AT 5%                      CASH                                  CASH
  POLICY      INTEREST       CASH       SURRENDER    DEATH         CASH       SURRENDER    DEATH
   YEAR       PER YEAR       VALUE        VALUE     BENEFIT        VALUE        VALUE     BENEFIT
  -------   ------------  -----------   ---------  ----------   -----------   ---------  ----------
      1         14,807         12,979     12,979      262,949        11,645     11,645      261,697
      2         30,355         26,436     26,436      276,366        23,719     23,719      273,734
      3         46,680         40,387     40,387      290,275        36,234     36,234      286,212
      4         63,821         54,882     54,882      304,723        49,204     49,204      299,144
      5         81,819         69,956     69,956      319,748        62,638     62,638      312,538

      6        100,717         85,788     85,788      335,516        76,548     76,548      326,407
      7        120,560        102,284    102,284      351,956        90,933     90,933      340,752
      8        126,588        106,208    106,208      355,869        92,864     92,864      342,690
      9        132,917        110,245    110,245      359,897        94,690     94,690      344,524
     10        139,563        114,387    114,387      364,030        96,379     96,379      346,225

     11        146,541        118,789    118,789      368,409        97,910     97,910      347,770
     12        153,868        123,270    123,270      372,884        99,255     99,255      349,131
     13        161,561        127,806    127,806      377,415       100,396    100,396      350,289
     14        169,639        132,390    132,390      381,995       101,304    101,304      351,216
     15        178,121        137,020    137,020      386,621       101,948    101,948      351,883

     16        187,027        141,595    141,595      391,201       102,282    102,282      352,244
     17        196,378        146,195    146,195      395,799       102,254    102,254      352,246
     18        206,197        150,803    150,803      400,406       101,796    101,796      351,825
     19        216,507        155,406    155,406      405,009       100,832    100,832      350,904
     20        227,332        159,981    159,981      409,586        99,284     99,284      349,406

     25        290,140        181,433    181,433      431,089        80,071     80,071      330,541
     30        370,300        196,724    196,724      446,526        30,810     30,810      281,938

   *  THESE VALUES REFLECT INVESTMENT RESULTS USING CURRENT COST OF INSURANCE
      RATES, ADMINISTRATIVE FEES, MORTALITY AND EXPENSE RISK RATES, AND FRONT-END
      SALES LOADS.
  **  THESE VALUES REFLECT INVESTMENT RESULTS USING GUARANTEED COST OF INSURANCE
      RATES, ADMINISTRATIVE FEES, MORTALITY AND EXPENSE RISK RATES, AND FRONT-END
      SALES LOADS.

      THE DEATH BENEFIT MAY, AND THE CASH VALUE AND CASH SURRENDER VALUE WILL
      DIFFER IF PREMIUMS ARE PAID IN DIFFERENT AMOUNTS OR FREQUENCIES.

    THE HYPOTHETICAL INVESTMENT RESULTS SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RESULTS. ACTUAL INVESTMENT RESULTS MAY BE MORE OR LESS THAN THOSE SHOWN. THE DEATH BENEFIT, ACCOUNT VALUE AND CASH SURRENDER VALUE FOR A CONTRACT WOULD BE DIFFERENT FROM THOSE SHOWN IF ACTUAL INVESTMENT RETURN APPLICABLE TO THE CONTRACT AVERAGE 6% OVER A PERIOD OF YEARS, BUT ALSO FLUCTUATED ABOVE OR BELOW THAT AVERAGE FOR INDIVIDUAL CONTRACT YEARS. THE DEATH BENEFIT, ACCOUNT VALUE, AND CASH SURRENDER VALUE FOR A CONTRACT WOULD ALSO BE DIFFERENT FROM THOSE SHOWN, DEPENDING ON THE INVESTMENT ALLOCATIONS MADE TO THE SEPARATE ACCOUNTS AND THE RATES OF RETURN OF THE SEPARATE ACCOUNT IF THE ACTUAL RATES OF INVESTMENT RETURN APPLICABLE TO THE CONTRACT AVERAGED 6%, BUT VARIED ABOVE OR BELOW THAT AVERAGE FOR THE SEPARATE ACCOUNT. NO REPRESENTATION CAN BE MADE THAT THIS HYPOTHETICAL RATE OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

40                                               HARTFORD LIFE INSURANCE COMPANY
--------------------------------------------------------------------------------

                    FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE
                        INCREASING DEATH BENEFIT OPTION
                      ISSUE AGE 45 MALE MEDICAL NON-SMOKER
                        $14,102 PREMIUM PAID FOR 7 YEARS

  ASSUMING HYPOTHETICAL GROSS ANNUAL INVESTMENT RETURN OF 12.00% (11.18% NET)

              PREMIUMS                CURRENT CHARGES*                        GUARANTEED CHARGES**
            ACCUMULATED   -----------------------------------------   -------------------------------------
  END OF       AT 5%                         CASH                                     CASH
  POLICY      INTEREST        CASH         SURRENDER      DEATH          CASH       SURRENDER     DEATH
   YEAR       PER YEAR        VALUE          VALUE       BENEFIT         VALUE        VALUE      BENEFIT
  -------   ------------  -------------   -----------  ------------   -----------   ---------  ------------
      1         14,807           13,727       13,727        263,631        12,343     12,343        262,336
      2         30,355           28,781       28,781        278,570        25,879     25,879        275,768
      3         46,680           45,294       45,294        294,955        40,726     40,726        290,500
      4         63,821           63,448       63,448        312,966        57,015     57,015        306,664
      5         81,819           83,426       83,426        332,786        74,884     74,884        324,395

      6        100,717          105,576      105,576        354,746        94,490     94,490        343,850
      7        120,560          129,993      129,993        378,966       115,992    115,992        365,186
      8        126,588          142,892      142,892        391,762       125,899    125,899        375,025
      9        132,917          157,076      157,076        405,834       136,645    136,645        385,698
     10        139,563          172,663      172,663        421,299       148,289    148,289        397,264

     11        146,541          190,058      190,058        438,536       160,911    160,911        409,801
     12        153,868          209,173      209,173        457,501       174,591    174,591        423,388
     13        161,561          230,160      230,160        478,324       189,429    189,429        438,126
     14        169,639          253,211      253,211        501,195       205,528    205,528        454,115
     15        178,121          278,537      278,537        526,323       222,998    222,998        471,465

     16        187,027          306,273      306,273        557,039       241,948    241,948        490,285
     17        196,378          336,701      336,701        597,255       262,491    262,491        510,690
     18        206,197          370,055      370,055        640,521       284,746    284,746        532,795
     19        216,507          406,610      406,610        687,125       308,830    308,830        556,720
     20        227,332          446,662      446,662        737,361       334,878    334,878        582,597

     25        290,140          711,598      711,598      1,053,863       500,718    500,718        747,343
     30        370,300        1,126,078    1,126,078      1,517,740       743,048    743,048      1,002,599

   *  THESE VALUES REFLECT INVESTMENT RESULTS USING CURRENT COST OF INSURANCE
      RATES, ADMINISTRATIVE FEES, MORTALITY AND EXPENSE RISK RATES, AND FRONT-END
      SALES LOADS.
  **  THESE VALUES REFLECT INVESTMENT RESULTS USING GUARANTEED COST OF INSURANCE
      RATES, ADMINISTRATIVE FEES, MORTALITY AND EXPENSE RISK RATES, AND FRONT-END
      SALES LOADS.

      THE DEATH BENEFIT MAY, AND THE CASH VALUE AND CASH SURRENDER VALUE WILL
      DIFFER IF PREMIUMS ARE PAID IN DIFFERENT AMOUNTS OR FREQUENCIES.

    THE HYPOTHETICAL INVESTMENT RESULTS SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RESULTS. ACTUAL INVESTMENT RESULTS MAY BE MORE OR LESS THAN THOSE SHOWN. THE DEATH BENEFIT, ACCOUNT VALUE AND CASH SURRENDER VALUE FOR A CONTRACT WOULD BE DIFFERENT FROM THOSE SHOWN IF ACTUAL INVESTMENT RETURN APPLICABLE TO THE CONTRACT AVERAGE 12% OVER A PERIOD OF YEARS, BUT ALSO FLUCTUATED ABOVE OR BELOW THAT AVERAGE FOR INDIVIDUAL CONTRACT YEARS. THE DEATH BENEFIT, ACCOUNT VALUE, AND CASH SURRENDER VALUE FOR A CONTRACT WOULD ALSO BE DIFFERENT FROM THOSE SHOWN, DEPENDING ON THE INVESTMENT ALLOCATIONS MADE TO THE SEPARATE ACCOUNTS AND THE RATES OF RETURN OF THE SEPARATE ACCOUNT IF THE ACTUAL RATES OF INVESTMENT RETURN APPLICABLE TO THE CONTRACT AVERAGED 12%, BUT VARIED ABOVE OR BELOW THAT AVERAGE FOR THE SEPARATE ACCOUNT. NO REPRESENTATION CAN BE MADE THAT THIS HYPOTHETICAL RATE OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

HARTFORD LIFE INSURANCE COMPANY                                               41
--------------------------------------------------------------------------------

                    FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE
                           LEVEL DEATH BENEFIT OPTION
                      ISSUE AGE 45 MALE MEDICAL NON-SMOKER
                        $6,000 PREMIUM PAID FOR 30 YEARS

   ASSUMING HYPOTHETICAL GROSS ANNUAL INVESTMENT RETURN OF 0.00% (-0.82% NET)

              PREMIUMS            CURRENT CHARGES*                 GUARANTEED CHARGES**
            ACCUMULATED    -------------------------------   --------------------------------
  END OF       AT 5%                    CASH                              CASH
  POLICY      INTEREST       CASH     SURRENDER   DEATH        CASH     SURRENDER    DEATH
   YEAR       PER YEAR       VALUE     VALUE     BENEFIT       VALUE      VALUE     BENEFIT
  -------   ------------   ---------  --------  ----------   ---------  ---------  ----------
      1           6,300        5,050    5,050      250,000       3,962     3,962      250,000
      2          12,915        9,934    9,934      250,000       7,796     7,796      250,000
      3          19,861       14,649   14,649      250,000      11,497    11,497      250,000
      4          27,154       19,229   19,229      250,000      15,066    15,066      250,000
      5          34,812       23,687   23,687      250,000      18,494    18,494      250,000

      6          42,853       28,159   28,159      250,000      21,781    21,781      250,000
      7          51,296       32,534   32,534      250,000      24,909    24,909      250,000
      8          60,161       36,930   36,930      250,000      27,987    27,987      250,000
      9          69,469       41,222   41,222      250,000      30,881    30,881      250,000
     10          79,242       45,400   45,400      250,000      33,575    33,575      250,000

     11          89,504       49,524   49,524      250,000      36,061    36,061      250,000
     12         100,279       53,511   53,511      250,000      38,328    38,328      250,000
     13         111,593       57,347   57,347      250,000      40,372    40,372      250,000
     14         123,473       61,030   61,030      250,000      42,183    42,183      250,000
     15         135,947       64,562   64,562      250,000      43,749    43,749      250,000

     16         149,044       67,879   67,879      250,000      45,047    45,047      250,000
     17         162,796       71,044   71,044      250,000      46,048    46,048      250,000
     18         177,236       74,051   74,051      250,000      46,715    46,715      250,000
     19         192,398       76,895   76,895      250,000      47,004    47,004      250,000
     20         208,318       79,570   79,570      250,000      46,869    46,869      250,000

     25         300,684       89,984   89,984      250,000      38,221    38,221      250,000
     30         418,569       93,946   93,946      250,000       7,529     7,529      250,000

   *  THESE VALUES REFLECT INVESTMENT RESULTS USING CURRENT COST OF INSURANCE
      RATES, ADMINISTRATIVE FEES, MORTALITY AND EXPENSE RISK RATES, AND FRONT-END
      SALES LOADS.
  **  THESE VALUES REFLECT INVESTMENT RESULTS USING GUARANTEED COST OF INSURANCE
      RATES, ADMINISTRATIVE FEES, MORTALITY AND EXPENSE RISK RATES, AND FRONT-END
      SALES LOADS.

      THE DEATH BENEFIT MAY, AND THE CASH VALUE AND CASH SURRENDER VALUE WILL
      DIFFER IF PREMIUMS ARE PAID IN DIFFERENT AMOUNTS OR FREQUENCIES.

    THE HYPOTHETICAL INVESTMENT RESULTS SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RESULTS. ACTUAL INVESTMENT RESULTS MAY BE MORE OR LESS THAN THOSE SHOWN. THE DEATH BENEFIT, ACCOUNT VALUE AND CASH SURRENDER VALUE FOR A CONTRACT WOULD BE DIFFERENT FROM THOSE SHOWN IF ACTUAL INVESTMENT RETURN APPLICABLE TO THE CONTRACT AVERAGE 0% OVER A PERIOD OF YEARS, BUT ALSO FLUCTUATED ABOVE OR BELOW THAT AVERAGE FOR INDIVIDUAL CONTRACT YEARS. THE DEATH BENEFIT, ACCOUNT VALUE, AND CASH SURRENDER VALUE FOR A CONTRACT WOULD ALSO BE DIFFERENT FROM THOSE SHOWN, DEPENDING ON THE INVESTMENT ALLOCATIONS MADE TO THE SEPARATE ACCOUNTS AND THE RATES OF RETURN OF THE SEPARATE ACCOUNT IF THE ACTUAL RATES OF INVESTMENT RETURN APPLICABLE TO THE CONTRACT AVERAGED 0%, BUT VARIED ABOVE OR BELOW THAT AVERAGE FOR THE SEPARATE ACCOUNT. NO REPRESENTATION CAN BE MADE THAT THIS HYPOTHETICAL RATE OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

42                                               HARTFORD LIFE INSURANCE COMPANY
--------------------------------------------------------------------------------

                    FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE
                           LEVEL DEATH BENEFIT OPTION
                      ISSUE AGE 45 MALE MEDICAL NON-SMOKER
                        $6,000 PREMIUM PAID FOR 30 YEARS

   ASSUMING HYPOTHETICAL GROSS ANNUAL INVESTMENT RETURN OF 6.00% (5.18% NET)

              PREMIUMS               CURRENT CHARGES*                   GUARANTEED CHARGES**
             ACCUMULATED    -----------------------------------   ---------------------------------
  END OF        AT 5%                     CASH                                  CASH
  POLICY      INTEREST         CASH     SURRENDER     DEATH          CASH     SURRENDER    DEATH
   YEAR       PER YEAR        VALUE       VALUE      BENEFIT        VALUE       VALUE     BENEFIT
  -------   -------------   ----------  ---------  ------------   ----------  ---------  ----------
      1            6,300         5,364     5,364        250,000        4,237     4,237      250,000
      2           12,915        10,873    10,873        250,000        8,594     8,594      250,000
      3           19,861        16,532    16,532        250,000       13,071    13,071      250,000
      4           27,154        22,380    22,380        250,000       17,675    17,675      250,000
      5           34,812        28,439    28,439        250,000       22,404    22,404      250,000

      6           42,853        34,854    34,854        250,000       27,261    27,261      250,000
      7           51,296        41,530    41,530        250,000       32,239    32,239      250,000
      8           60,161        48,607    48,607        250,000       37,461    37,461      250,000
      9           69,469        55,970    55,970        250,000       42,801    42,801      250,000
     10           79,242        63,627    63,627        250,000       48,252    48,252      250,000

     11           89,504        71,685    71,685        250,000       53,819    53,819      250,000
     12          100,279        80,060    80,060        250,000       59,503    59,503      250,000
     13          111,593        88,758    88,758        250,000       65,312    65,312      250,000
     14          123,473        97,802    97,802        250,000       71,255    71,255      250,000
     15          135,947       107,217   107,217        250,000       77,339    77,339      250,000

     16          149,044       116,981   116,981        250,000       83,563    83,563      250,000
     17          162,796       127,175   127,175        250,000       89,928    89,928      250,000
     18          177,236       137,829   137,829        250,000       96,431    96,431      250,000
     19          192,398       148,970   148,970        252,910      103,070   103,070      250,000
     20          208,318       160,511   160,511        266,204      109,848   109,848      250,000

     25          300,684       224,484   224,484        333,997      146,534   146,534      250,000
     30          418,569       299,755   299,755        405,886      190,827   190,827      258,677

   *  THESE VALUES REFLECT INVESTMENT RESULTS USING CURRENT COST OF INSURANCE
      RATES, ADMINISTRATIVE FEES, MORTALITY AND EXPENSE RISK RATES, AND FRONT-END
      SALES LOADS.
  **  THESE VALUES REFLECT INVESTMENT RESULTS USING GUARANTEED COST OF INSURANCE
      RATES, ADMINISTRATIVE FEES, MORTALITY AND EXPENSE RISK RATES, AND FRONT-END
      SALES LOADS.

      THE DEATH BENEFIT MAY, AND THE CASH VALUE AND CASH SURRENDER VALUE WILL
      DIFFER IF PREMIUMS ARE PAID IN DIFFERENT AMOUNTS OR FREQUENCIES.

    THE HYPOTHETICAL INVESTMENT RESULTS SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RESULTS. ACTUAL INVESTMENT RESULTS MAY BE MORE OR LESS THAN THOSE SHOWN. THE DEATH BENEFIT, ACCOUNT VALUE AND CASH SURRENDER VALUE FOR A CONTRACT WOULD BE DIFFERENT FROM THOSE SHOWN IF ACTUAL INVESTMENT RETURN APPLICABLE TO THE CONTRACT AVERAGE 6% OVER A PERIOD OF YEARS, BUT ALSO FLUCTUATED ABOVE OR BELOW THAT AVERAGE FOR INDIVIDUAL CONTRACT YEARS. THE DEATH BENEFIT, ACCOUNT VALUE, AND CASH SURRENDER VALUE FOR A CONTRACT WOULD ALSO BE DIFFERENT FROM THOSE SHOWN, DEPENDING ON THE INVESTMENT ALLOCATIONS MADE TO THE SEPARATE ACCOUNTS AND THE RATES OF RETURN OF THE SEPARATE ACCOUNT IF THE ACTUAL RATES OF INVESTMENT RETURN APPLICABLE TO THE CONTRACT AVERAGED 6%, BUT VARIED ABOVE OR BELOW THAT AVERAGE FOR THE SEPARATE ACCOUNT. NO REPRESENTATION CAN BE MADE THAT THIS HYPOTHETICAL RATE OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

HARTFORD LIFE INSURANCE COMPANY                                               43
--------------------------------------------------------------------------------

                    FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE
                           LEVEL DEATH BENEFIT OPTION
                      ISSUE AGE 45 MALE MEDICAL NON-SMOKER
                        $6,000 PREMIUM PAID FOR 30 YEARS

  ASSUMING HYPOTHETICAL GROSS ANNUAL INVESTMENT RETURN OF 12.00% (11.18% NET)

              PREMIUMS              CURRENT CHARGES*                 GUARANTEED CHARGES**
             ACCUMULATED    --------------------------------   ---------------------------------
  END OF        AT 5%                    CASH                                CASH
  POLICY      INTEREST        CASH     SURRENDER    DEATH         CASH     SURRENDER    DEATH
   YEAR       PER YEAR        VALUE      VALUE     BENEFIT       VALUE       VALUE     BENEFIT
  -------   -------------   ---------  ---------  ----------   ----------  ---------  ----------
      1            6,300        5,677     5,677      250,000        4,513     4,513      250,000
      2           12,915       11,850    11,850      250,000        9,426     9,426      250,000
      3           19,861       18,570    18,570      250,000       14,780    14,780      250,000
      4           27,154       25,927    25,927      250,000       20,624    20,624      250,000
      5           34,812       34,006    34,006      250,000       27,004    27,004      250,000

      6           42,853       43,019    43,019      250,000       33,981    33,981      250,000
      7           51,296       52,955    52,955      250,000       41,608    41,608      250,000
      8           60,161       64,048    64,048      250,000       50,086    50,086      250,000
      9           69,469       76,284    76,284      250,000       59,373    59,373      250,000
     10           79,242       89,784    89,784      250,000       69,555    69,555      250,000

     11           89,504      104,832   104,832      250,000       80,743    80,743      250,000
     12          100,279      121,467   121,467      250,000       93,062    93,062      250,000
     13          111,593      139,789   139,789      274,743      106,664   106,664      250,000
     14          123,473      159,910   159,910      306,145      121,722   121,722      250,000
     15          135,947      182,000   182,000      339,539      138,396   138,396      258,396

     16          149,044      206,182   206,182      374,996      156,527   156,527      284,905
     17          162,796      232,715   232,715      412,799      176,203   176,203      312,801
     18          177,236      261,816   261,816      453,172      197,533   197,533      342,180
     19          192,398      293,726   293,726      496,364      220,630   220,630      373,147
     20          208,318      328,706   328,706      542,637      245,614   245,614      405,811

     25          300,684      560,383   560,383      829,916      404,038   404,038      598,938
     30          418,569      923,352   923,352    1,244,505      633,898   633,898      855,322

   *  THESE VALUES REFLECT INVESTMENT RESULTS USING CURRENT COST OF INSURANCE
      RATES, ADMINISTRATIVE FEES, MORTALITY AND EXPENSE RISK RATES, AND FRONT-END
      SALES LOADS.
  **  THESE VALUES REFLECT INVESTMENT RESULTS USING GUARANTEED COST OF INSURANCE
      RATES, ADMINISTRATIVE FEES, MORTALITY AND EXPENSE RISK RATES, AND FRONT-END
      SALES LOADS.

      THE DEATH BENEFIT MAY, AND THE CASH VALUE AND CASH SURRENDER VALUE WILL
      DIFFER IF PREMIUMS ARE PAID IN DIFFERENT AMOUNTS OR FREQUENCIES.

    THE HYPOTHETICAL INVESTMENT RESULTS SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RESULTS. ACTUAL INVESTMENT RESULTS MAY BE MORE OR LESS THAN THOSE SHOWN. THE DEATH BENEFIT, ACCOUNT VALUE AND CASH SURRENDER VALUE FOR A CONTRACT WOULD BE DIFFERENT FROM THOSE SHOWN IF ACTUAL INVESTMENT RETURN APPLICABLE TO THE CONTRACT AVERAGE 12% OVER A PERIOD OF YEARS, BUT ALSO FLUCTUATED ABOVE OR BELOW THAT AVERAGE FOR INDIVIDUAL CONTRACT YEARS. THE DEATH BENEFIT, ACCOUNT VALUE, AND CASH SURRENDER VALUE FOR A CONTRACT WOULD ALSO BE DIFFERENT FROM THOSE SHOWN, DEPENDING ON THE INVESTMENT ALLOCATIONS MADE TO THE SEPARATE ACCOUNTS AND THE RATES OF RETURN OF THE SEPARATE ACCOUNT IF THE ACTUAL RATES OF INVESTMENT RETURN APPLICABLE TO THE CONTRACT AVERAGED 12%, BUT VARIED ABOVE OR BELOW THAT AVERAGE FOR THE SEPARATE ACCOUNT. NO REPRESENTATION CAN BE MADE THAT THIS HYPOTHETICAL RATE OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

44                                               HARTFORD LIFE INSURANCE COMPANY
--------------------------------------------------------------------------------

                    FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE
                        INCREASING DEATH BENEFIT OPTION
                      ISSUE AGE 45 MALE MEDICAL NON-SMOKER
                        $6,000 PREMIUM PAID FOR 30 YEARS

   ASSUMING HYPOTHETICAL GROSS ANNUAL INVESTMENT RETURN OF 0.00% (-0.82% NET)

              PREMIUMS              CURRENT CHARGES*                 GUARANTEED CHARGES**
             ACCUMULATED    --------------------------------   --------------------------------
  END OF        AT 5%                    CASH                               CASH
  POLICY      INTEREST        CASH     SURRENDER    DEATH        CASH     SURRENDER    DEATH
   YEAR       PER YEAR        VALUE      VALUE     BENEFIT       VALUE      VALUE     BENEFIT
  -------   -------------   ---------  ---------  ----------   ---------  ---------  ----------
      1            6,300        5,046     5,046      255,070       3,942     3,942      254,041
      2           12,915        9,916     9,916      259,955       7,734     7,734      257,846
      3           19,861       14,606    14,606      264,660      11,372    11,372      261,497
      4           27,154       19,147    19,147      269,213      14,852    14,852      264,990
      5           34,812       23,551    23,551      273,628      18,165    18,165      268,316

      6           42,853       27,967    27,967      278,044      21,305    21,305      271,471
      7           51,296       32,273    32,273      282,358      24,252    24,252      274,434
      8           60,161       36,583    36,583      286,678      27,110    27,110      277,309
      9           69,469       40,769    40,769      290,875      29,740    29,740      279,958
     10           79,242       44,819    44,819      294,936      32,120    32,120      282,358

     11           89,504       48,783    48,783      298,907      34,237    34,237      284,498
     12          100,279       52,572    52,572      302,711      36,077    36,077      286,361
     13          111,593       56,162    56,162      306,317      37,633    37,633      287,940
     14          123,473       59,547    59,547      309,719      38,891    38,891      289,223
     15          135,947       62,725    62,725      312,914      39,835    39,835      290,193

     16          149,044       65,599    65,599      315,813      40,437    40,437      290,823
     17          162,796       68,253    68,253      318,485      40,664    40,664      291,081
     18          177,236       70,672    70,672      320,924      40,473    40,473      290,925
     19          192,398       72,845    72,845      323,118      39,814    39,814      290,305
     20          208,318       74,756    74,756      325,050      38,640    38,640      289,173

     25          300,684       79,599    79,599      330,030      23,720    23,720      274,513
     30          418,569       74,006    74,006      324,636          --        --           --

   *  THESE VALUES REFLECT INVESTMENT RESULTS USING CURRENT COST OF INSURANCE
      RATES, ADMINISTRATIVE FEES, MORTALITY AND EXPENSE RISK RATES, AND FRONT-END
      SALES LOADS.
  **  THESE VALUES REFLECT INVESTMENT RESULTS USING GUARANTEED COST OF INSURANCE
      RATES, ADMINISTRATIVE FEES, MORTALITY AND EXPENSE RISK RATES, AND FRONT-END
      SALES LOADS.

      THE DEATH BENEFIT MAY, AND THE CASH VALUE AND CASH SURRENDER VALUE WILL
      DIFFER IF PREMIUMS ARE PAID IN DIFFERENT AMOUNTS OR FREQUENCIES.

    THE HYPOTHETICAL INVESTMENT RESULTS SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RESULTS. ACTUAL INVESTMENT RESULTS MAY BE MORE OR LESS THAN THOSE SHOWN. THE DEATH BENEFIT, ACCOUNT VALUE AND CASH SURRENDER VALUE FOR A CONTRACT WOULD BE DIFFERENT FROM THOSE SHOWN IF ACTUAL INVESTMENT RETURN APPLICABLE TO THE CONTRACT AVERAGE 0% OVER A PERIOD OF YEARS, BUT ALSO FLUCTUATED ABOVE OR BELOW THAT AVERAGE FOR INDIVIDUAL CONTRACT YEARS. THE DEATH BENEFIT, ACCOUNT VALUE, AND CASH SURRENDER VALUE FOR A CONTRACT WOULD ALSO BE DIFFERENT FROM THOSE SHOWN, DEPENDING ON THE INVESTMENT ALLOCATIONS MADE TO THE SEPARATE ACCOUNTS AND THE RATES OF RETURN OF THE SEPARATE ACCOUNT IF THE ACTUAL RATES OF INVESTMENT RETURN APPLICABLE TO THE CONTRACT AVERAGED 0%, BUT VARIED ABOVE OR BELOW THAT AVERAGE FOR THE SEPARATE ACCOUNT. NO REPRESENTATION CAN BE MADE THAT THIS HYPOTHETICAL RATE OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

HARTFORD LIFE INSURANCE COMPANY                                               45
--------------------------------------------------------------------------------

                    FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE
                        INCREASING DEATH BENEFIT OPTION
                      ISSUE AGE 45 MALE MEDICAL NON-SMOKER
                        $6,000 PREMIUM PAID FOR 30 YEARS

   ASSUMING HYPOTHETICAL GROSS ANNUAL INVESTMENT RETURN OF 6.00% (5.18% NET)

              PREMIUMS              CURRENT CHARGES*                  GUARANTEED CHARGES**
             ACCUMULATED    ---------------------------------   ---------------------------------
  END OF        AT 5%                     CASH                                CASH
  POLICY      INTEREST         CASH     SURRENDER    DEATH         CASH     SURRENDER    DEATH
   YEAR       PER YEAR        VALUE       VALUE     BENEFIT       VALUE       VALUE     BENEFIT
  -------   -------------   ----------  ---------  ----------   ----------  ---------  ----------
      1            6,300         5,359     5,359      255,357        4,215     4,215      254,295
      2           12,915        10,854    10,854      260,841        8,526     8,526      258,597
      3           19,861        16,484    16,484      266,459       12,927    12,927      262,991
      4           27,154        22,283    22,283      272,244       17,419    17,419      267,475
      5           34,812        28,271    28,271      278,216       21,993    21,993      272,042

      6           42,853        34,607    34,607      284,522       26,644    26,644      276,686
      7           51,296        41,180    41,180      291,076       31,353    31,353      281,391
      8           60,161        48,123    48,123      297,997       36,230    36,230      286,263
      9           69,469        55,315    55,315      305,168       41,134    41,134      291,165
     10           79,242        62,754    62,754      312,585       46,039    46,039      296,070

     11           89,504        70,528    70,528      320,331       50,932    50,932      300,963
     12          100,279        78,540    78,540      328,323       55,789    55,789      305,824
     13          111,593        86,769    86,769      336,533       60,600    60,600      310,638
     14          123,473        95,219    95,219      344,965       65,343    65,343      315,388
     15          135,947       103,895   103,895      353,621       69,995    69,995      320,047

     16          149,044       112,704   112,704      362,419       74,518    74,518      324,581
     17          162,796       121,735   121,735      371,432       78,866    78,866      328,944
     18          177,236       130,981   130,981      380,659       82,983    82,983      333,081
     19          192,398       140,437   140,437      390,097       86,799    86,799      336,922
     20          208,318       150,092   150,092      399,735       90,246    90,246      340,401

     25          300,684       200,723   200,723      450,306       99,598    99,598      349,996
     30          418,569       252,661   252,661      502,251       85,961    85,961      336,887

   *  THESE VALUES REFLECT INVESTMENT RESULTS USING CURRENT COST OF INSURANCE
      RATES, ADMINISTRATIVE FEES, MORTALITY AND EXPENSE RISK RATES, AND FRONT-END
      SALES LOADS.
  **  THESE VALUES REFLECT INVESTMENT RESULTS USING GUARANTEED COST OF INSURANCE
      RATES, ADMINISTRATIVE FEES, MORTALITY AND EXPENSE RISK RATES, AND FRONT-END
      SALES LOADS.

      THE DEATH BENEFIT MAY, AND THE CASH VALUE AND CASH SURRENDER VALUE WILL
      DIFFER IF PREMIUMS ARE PAID IN DIFFERENT AMOUNTS OR FREQUENCIES.

    THE HYPOTHETICAL INVESTMENT RESULTS SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RESULTS. ACTUAL INVESTMENT RESULTS MAY BE MORE OR LESS THAN THOSE SHOWN. THE DEATH BENEFIT, ACCOUNT VALUE AND CASH SURRENDER VALUE FOR A CONTRACT WOULD BE DIFFERENT FROM THOSE SHOWN IF ACTUAL INVESTMENT RETURN APPLICABLE TO THE CONTRACT AVERAGE 6% OVER A PERIOD OF YEARS, BUT ALSO FLUCTUATED ABOVE OR BELOW THAT AVERAGE FOR INDIVIDUAL CONTRACT YEARS. THE DEATH BENEFIT, ACCOUNT VALUE, AND CASH SURRENDER VALUE FOR A CONTRACT WOULD ALSO BE DIFFERENT FROM THOSE SHOWN, DEPENDING ON THE INVESTMENT ALLOCATIONS MADE TO THE SEPARATE ACCOUNTS AND THE RATES OF RETURN OF THE SEPARATE ACCOUNT IF THE ACTUAL RATES OF INVESTMENT RETURN APPLICABLE TO THE CONTRACT AVERAGED 6%, BUT VARIED ABOVE OR BELOW THAT AVERAGE FOR THE SEPARATE ACCOUNT. NO REPRESENTATION CAN BE MADE THAT THIS HYPOTHETICAL RATE OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

46                                               HARTFORD LIFE INSURANCE COMPANY
--------------------------------------------------------------------------------

                    FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE
                        INCREASING DEATH BENEFIT OPTION
                      ISSUE AGE 45 MALE MEDICAL NON-SMOKER
                        $6,000 PREMIUM PAID FOR 30 YEARS

  ASSUMING HYPOTHETICAL GROSS ANNUAL INVESTMENT RETURN OF 12.00% (11.18% NET)

              PREMIUMS               CURRENT CHARGES*                 GUARANTEED CHARGES**
             ACCUMULATED    ----------------------------------  --------------------------------
  END OF        AT 5%                     CASH                               CASH
  POLICY      INTEREST         CASH     SURRENDER     DEATH       CASH     SURRENDER    DEATH
   YEAR       PER YEAR        VALUE       VALUE      BENEFIT      VALUE      VALUE     BENEFIT
  -------   -------------   ----------  ---------  -----------  ---------  ---------  ----------
      1            6,300         5,672     5,672       255,643      4,490     4,490      254,547
      2           12,915        11,829    11,829       261,758      9,351     9,351      259,376
      3           19,861        18,514    18,514       268,397     14,616    14,616      264,606
      4           27,154        25,812    25,812       275,642     20,320    20,320      270,271
      5           34,812        33,799    33,799       283,569     26,496    26,496      276,407

      6           42,853        42,703    42,703       292,393     33,186    33,186      283,052
      7           51,296        52,489    52,489       302,102     40,421    40,421      290,239
      8           60,161        63,378    63,378       312,905     48,370    48,370      298,136
      9           69,469        75,341    75,341       324,774     56,952    56,952      306,663
     10           79,242        88,476    88,476       337,807     66,206    66,206      315,859

     11           89,504       103,031   103,031       352,238     76,188    76,188      325,777
     12          100,279       119,005   119,005       368,088     86,951    86,951      336,472
     13          111,593       136,516   136,516       385,464     98,566    98,566      348,013
     14          123,473       155,721   155,721       404,522    111,105   111,105      360,471
     15          135,947       176,793   176,793       425,431    124,642   124,642      373,921

     16          149,044       199,827   199,827       448,294    139,246   139,246      388,432
     17          162,796       225,114   225,114       473,385    154,990   154,990      404,077
     18          177,236       252,878   252,878       500,932    171,940   171,940      420,922
     19          192,398       283,365   283,365       531,182    190,165   190,165      439,036
     20          208,318       316,844   316,844       564,400    209,741   209,741      458,494

     25          300,684       540,277   540,277       800,140    331,491   331,491      579,515
     30          418,569       891,524   891,524     1,201,606    502,933   502,933      750,014

   *  THESE VALUES REFLECT INVESTMENT RESULTS USING CURRENT COST OF INSURANCE
      RATES, ADMINISTRATIVE FEES, MORTALITY AND EXPENSE RISK RATES, AND FRONT-END
      SALES LOADS.
  **  THESE VALUES REFLECT INVESTMENT RESULTS USING GUARANTEED COST OF INSURANCE
      RATES, ADMINISTRATIVE FEES, MORTALITY AND EXPENSE RISK RATES, AND FRONT-END
      SALES LOADS.

      THE DEATH BENEFIT MAY, AND THE CASH VALUE AND CASH SURRENDER VALUE WILL
      DIFFER IF PREMIUMS ARE PAID IN DIFFERENT AMOUNTS OR FREQUENCIES.

    THE HYPOTHETICAL INVESTMENT RESULTS SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RESULTS. ACTUAL INVESTMENT RESULTS MAY BE MORE OR LESS THAN THOSE SHOWN. THE DEATH BENEFIT, ACCOUNT VALUE AND CASH SURRENDER VALUE FOR A CONTRACT WOULD BE DIFFERENT FROM THOSE SHOWN IF ACTUAL INVESTMENT RETURN APPLICABLE TO THE CONTRACT AVERAGE 12% OVER A PERIOD OF YEARS, BUT ALSO FLUCTUATED ABOVE OR BELOW THAT AVERAGE FOR INDIVIDUAL CONTRACT YEARS. THE DEATH BENEFIT, ACCOUNT VALUE, AND CASH SURRENDER VALUE FOR A CONTRACT WOULD ALSO BE DIFFERENT FROM THOSE SHOWN, DEPENDING ON THE INVESTMENT ALLOCATIONS MADE TO THE SEPARATE ACCOUNTS AND THE RATES OF RETURN OF THE SEPARATE ACCOUNT IF THE ACTUAL RATES OF INVESTMENT RETURN APPLICABLE TO THE CONTRACT AVERAGED 12%, BUT VARIED ABOVE OR BELOW THAT AVERAGE FOR THE SEPARATE ACCOUNT. NO REPRESENTATION CAN BE MADE THAT THIS HYPOTHETICAL RATE OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

                                                                              47
--------------------------------------------------------------------------------

                  CONDENSED CONSOLIDATED STATEMENTS OF INCOME
                HARTFORD LIFE INSURANCE COMPANY AND SUBSIDIARIES

                                                      THIRD QUARTER     NINE MONTHS
                                                          ENDED            ENDED
                                                      SEPTEMBER 30,    SEPTEMBER 30,
                                                      -------------   ---------------
                                                      1998    1997     1998     1997
                                                      -----   -----   ------   ------
                                                               (IN MILLIONS)
                                                                (UNAUDITED)
 Revenues
   Premiums and other considerations...............   $ 484   $ 360   $1,430   $  993
   Net investment income...........................     339     319    1,035      978
   Net realized capital (losses) gains.............       3      --       (3)       4
                                                      -----   -----   ------   ------
     Total revenues................................     826     679    2,462    1,975
                                                      -----   -----   ------   ------
 Benefits, claims and expenses
   Benefits, claims and claim adjustment
    expenses.......................................     353     318    1,100      970
   Amortization of deferred policy acquisition
    costs..........................................     119      80      328      252
   Dividends to policyholders......................      61      47      177      119
   Other insurance expenses........................     155     105      461      295
                                                      -----   -----   ------   ------
     Total benefits, claims and expenses...........     688     550    2,066    1,636
                                                      -----   -----   ------   ------
   Income before income tax expense................     138     129      396      339
   Income tax expense..............................      49      48      139      121
                                                      -----   -----   ------   ------
   Net income......................................   $  89   $  81   $  257   $  218
                                                      -----   -----   ------   ------
                                                      -----   -----   ------   ------

           See Notes to Condensed Consolidated Financial Statements.

48
--------------------------------------------------------------------------------

                     CONDENSED CONSOLIDATED BALANCE SHEETS
                HARTFORD LIFE INSURANCE COMPANY AND SUBSIDIARIES

                                                      SEPTEMBER 30,    DECEMBER 31,
                                                          1998             1997
                                                      -------------    -------------
                                                           (IN MILLIONS, EXCEPT
                                                             FOR SHARE DATA)
                                                               (UNAUDITED)
 Assets
   Investments
   Fixed maturities, available for sale, at fair
    value (amortized cost of $13,771 and
    $13,885).......................................      $14,214          $14,176
   Equity securities, at fair value................          114              180
   Policy loans, at outstanding balance............        3,742            3,756
   Other investments, at cost......................          275               47
                                                      -------------    -------------
     Total investments.............................       18,345           18,159
   Cash............................................           86               54
   Premiums and amounts receivable.................           22               18
   Accrued investment income.......................          330              330
   Reinsurance recoverables........................        5,903            6,114
   Deferred policy acquisition costs...............        3,674            3,315
   Deferred income tax.............................          376              348
   Other assets....................................          332              352
   Separate account assets.........................       76,725           69,055
                                                      -------------    -------------
     Total assets..................................      $105,793         $97,745
                                                      -------------    -------------
                                                      -------------    -------------
 Liabilities
   Future policy benefits..........................      $ 3,341          $ 3,059
   Other policyholder funds........................       20,684           21,034
   Other liabilities...............................        2,331            2,254
   Separate account liabilities....................       76,725           69,055
                                                      -------------    -------------
     Total liabilities.............................      103,081           95,402
 Stockholder's Equity
   Common stock -- authorized, issued and
    outstanding 1,000, par value $5,690............            6                6
   Capital surplus.................................        1,045            1,045
   Accumulated other comprehensive income
    Net unrealized capital gains on securities, net
    of tax.........................................          291              179
    Total accumulated other comprehensive income...          291              179
    Retained earnings..............................        1,370            1,113
                                                      -------------    -------------
     Total stockholder's equity....................        2,712            2,343
                                                      -------------    -------------
   Total liabilities and stockholder's equity......      $105,793         $97,745
                                                      -------------    -------------
                                                      -------------    -------------

           See Notes to Condensed Consolidated Financial Statements.

                                                                              49
--------------------------------------------------------------------------------

                      CONDENSED CONSOLIDATED STATEMENTS OF
                        CHANGES IN STOCKHOLDER'S EQUITY
                HARTFORD LIFE INSURANCE COMPANY AND SUBSIDIARIES

NINE MONTHS ENDED SEPTEMBER 30, 1998

                                                                             ACCUMULATED OTHER
                                                                           COMPREHENSIVE INCOME
                                               -----------------------------------------------------------------------------
                                                                             NET UNREALIZED
                                                                            CAPITAL GAINS ON                       TOTAL
                                               COMMON                      SECURITIES, NET OF      RETAINED    STOCKHOLDER'S
                                               STOCK    CAPITAL SURPLUS            TAX             EARNINGS       EQUITY
                                               ------   ---------------   ---------------------   ----------   -------------
                                                                               (IN MILLIONS)
                                                                                (UNAUDITED)
Balance, December 31, 1997...................    $6         $1,045                $ 179             $1,113        $2,343
Comprehensive income
  Net income.................................    --             --                   --                257           257
  Other comprehensive income, net of tax (1):
   Changes in net unrealized capital gains
    on securities (2)........................    --             --                  112                 --           112
  Total other comprehensive income...........                                                                        112
Total comprehensive income...................                                                                        369
                                                 --
                                                            ------                -----           ----------      ------
Balance, September 30, 1998..................    $6         $1,045                $ 291             $1,370        $2,712
                                                 --
                                                 --
                                                            ------                -----           ----------      ------
                                                            ------                -----           ----------      ------

NINE MONTHS ENDED SEPTEMBER 30, 1997

                                                                             ACCUMULATED OTHER
                                                                           COMPREHENSIVE INCOME
                                               -----------------------------------------------------------------------------
                                                                             NET UNREALIZED
                                                                            CAPITAL GAINS ON                       TOTAL
                                               COMMON                      SECURITIES, NET OF      RETAINED    STOCKHOLDER'S
                                               STOCK    CAPITAL SURPLUS            TAX             EARNINGS       EQUITY
                                               ------   ---------------   ---------------------   ----------   -------------
                                                                               (IN MILLIONS)
                                                                                (UNAUDITED)
Balance, December 31, 1996...................    $6         $1,045                $  30             $  811        $1,892
Comprehensive income
  Net income.................................    --             --                   --                218           218
  Other comprehensive income, net of tax (1):
   Changes in net unrealized capital gains
    on securities (2)........................    --             --                  105                 --           105
  Total other comprehensive income...........                                                                        105
Total comprehensive income                                                                                           323
                                                 --
                                                            ------                -----           ----------      ------
Balance, September 30, 1997..................    $6         $1,045                $ 135             $1,029        $2,215
                                                 --
                                                 --
                                                            ------                -----           ----------      ------
                                                            ------                -----           ----------      ------

---------

(1) Net unrealized gain on securities is reflected net of tax of $60 and $57 as of September 30, 1998 and 1997, respectively.

(2) Net of reclassification adjustment for (losses) gains realized in net income of $(2) and $3 for the nine months ended September 30, 1998 and 1997, respectively.

           See Notes to Condensed Consolidated Financial Statements.

50
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                CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
                HARTFORD LIFE INSURANCE COMPANY AND SUBSIDIARIES

                                           NINE MONTHS ENDED
                                             SEPTEMBER 30,
                                          -------------------
                                            1998       1997
                                          --------   --------
                                             (IN MILLIONS)
                                              (UNAUDITED)
Operating Activities
  Net income............................  $    257   $    218
Adjustments to net income:
  Depreciation and amortization.........       (15)         5
  Net realized capital losses (gains)...         3         (4)
  Increase in deferred income taxes.....       (90)       (14)
  Increase in deferred policy
   acquisition costs....................      (359)      (396)
  (Increase) decrease in premiums and
   amounts receivable...................        (4)         3
  Decrease in accrued investment
   income...............................        --         48
  Decrease in other assets..............        65        169
  Decrease (increase) in reinsurance
   recoverables.........................        39       (310)
  Increase in liability for future
   policy benefits......................       282        650
  (Decrease) increase in other
   liabilities..........................       (55)       131
                                          --------   --------
    Cash provided by operating
     activities.........................       123        500
                                          --------   --------
Investing Activities
  Purchases of fixed maturity
   investments..........................    (4,530)    (4,628)
  Sales of fixed maturity investments...     2,848      3,039
  Maturities and principal paydowns of
   fixed maturity investments...........     1,387      1,643
  Net (purchases) sales of other
   investments..........................       (89)        32
  Net sales (purchases) of short-term
   investments..........................       492        (70)
                                          --------   --------
    Cash provided by investing
     activities.........................       108         16
                                          --------   --------
Financing Activities
  Net disbursements for investment and
   universal life-type contracts charged
   against policyholder accounts........      (199)      (506)
                                          --------   --------
  Cash used for financing activities....      (199)      (506)
                                          --------   --------
  Increase in cash......................        32         10
  Cash -- beginning of period...........        54         43
                                          --------   --------
  Cash -- end of period.................  $     86   $     53
                                          --------   --------
Supplemental Disclosure of Cash Flow
 Information:
  Net Cash paid during the period for:
  Income taxes..........................  $    241   $     31
                                          --------   --------
                                          --------   --------

           See Notes to Condensed Consolidated Financial Statements.

                                                                              51
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              NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
   (DOLLAR AMOUNTS IN MILLIONS EXCEPT FOR SHARE DATA UNLESS OTHERWISE STATED)
                                  (UNAUDITED)

 NOTE 1. SIGNIFICANT ACCOUNTING POLICIES

(A) BASIS OF PRESENTATION

    The accompanying unaudited condensed consolidated financial statements of Hartford Life Insurance Company and subsidiaries (the "Company") have been prepared pursuant to the rules and regulations of the Securities and Exchange Commission. Certain information and note disclosures which are normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted pursuant to those rules and regulations, although the Company believes that the disclosures made are adequate to make the information presented not misleading. In the opinion of management, these statements include all adjustments which were normal recurring adjustments necessary to present fairly the financial position, results of operations and cash flows for the periods presented. For a description of significant accounting policies, see Note 2 of Notes to Consolidated Financial Statements in the Company's 1997 Form 10-K Annual Report.

(B) CHANGES IN ACCOUNTING PRINCIPLES

    Effective January 1, 1998, the Company adopted Statement of Financial Accounting Standards (SFAS) No. 130, "Reporting Comprehensive Income", which establishes standards for reporting and display of comprehensive income and its components in a full set of general purpose financial statements. The objective of this statement is to report a measure of all changes in equity of an enterprise that result from transactions and other economic events of the period other than transactions with owners. Comprehensive income is the total of net income and all other nonowner changes in equity. Accordingly, the Company has reported comprehensive income in the Condensed Consolidated Statement of Changes in Stockholder's Equity.

    In March 1998, the American Institute of Certified Public Accountants issued Statement of Position (SOP) No. 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use". The SOP provides guidance on accounting for the costs of internal use software and in determining whether the software is for internal use. The SOP defines internal use software as software that is acquired, internally developed, or modified solely to meet internal needs and identifies stages of software development and accounting for the related costs incurred during the stages. This statement is effective for fiscal years beginning after December 15, 1998 and is not expected to have a material impact on the Company's financial condition or results of operations.

    In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities". The new standard establishes accounting and reporting guidance for derivative instruments, including certain derivative instruments embedded in other contracts. The standard requires, among other things, that all derivatives be carried on the balance sheet at fair value. The standard also specifies hedge accounting criteria under which a derivative can qualify for special accounting. In order to receive special accounting, the derivative instrument must qualify as either a hedge of the fair value or the variability of the cash flow of a qualified asset or liability. Special accounting for qualifying hedges provides for matching the timing of gain or loss recognition on the hedging instrument with the recognition of the corresponding changes in value of the hedged item. SFAS No. 133 will be effective for fiscal years beginning after June 15, 1999. Initial application for the Company will begin for the first quarter of the year 2000. The Company is currently in the process of quantifying the impact of SFAS No. 133.

    In September 1998, the Securities and Exchange Commission stated that until the Emerging Issues Task Force (EITF) concludes its discussion regarding the accounting for combined structured notes, affected companies that entered into these notes prior to September 25, 1998 are required to either restate prior period financial statements to conform with the recently prescribed unit accounting model or disclose the related impact on earnings for all periods presented and cumulatively over the life of the instruments had the registrant accounted for the structure as a unit. Included in net income for the nine months ended September 30, 1998 was $32 of after-tax net realized capital losses and approximately $2 of after-tax net investment income related to a combined structured note transaction, which was accounted for in accordance with then current generally accepted accounting principles (GAAP). Had the transaction been accounted for as a unit, based upon recently prescribed GAAP for such types of transactions entered into after September 24, 1998, net income would have been approximately $2 lower for the third quarter and $30 higher for the nine months ended September 30, 1998.

 NOTE 2. INITIAL PUBLIC OFFERING (IPO)

    On February 10, 1997, the Company's indirect parent, Hartford Life, Inc. (Hartford Life), filed a registration statement, as amended, with the Securities and Exchange Commission, relating to the IPO of Hartford Life's Class A Common Stock. Pursuant to the IPO on May 22, 1997, Hartford Life sold to the public 26 million shares at $28.25

52
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per share and received proceeds, net of offering expenses, of $687. Of the proceeds, $527 was used to retire debt related to Hartford Life's promissory notes outstanding and line of credit. The remaining $160 was contributed by Hartford Life to Hartford Life and Accident Insurance Company, the Company's direct parent, to support growth in its core businesses.

    The 26 million shares sold in the IPO represented approximately 18.6% of the equity ownership in Hartford Life and approximately 4.4% of the combined voting power of Hartford Life's Class A and Class B Common Stock. Hartford Financial Services Group, Inc., an indirect parent of Hartford Life, owns all of the 114 million outstanding shares of Class B Common Stock of Hartford Life, representing approximately 81.4% of the equity ownership in Hartford Life and approximately 95.6% of the combined voting power of Hartford Life's Class A and Class B Common Stock. Holders of Class A Common Stock generally have identical rights to the holders of Class B Common Stock except that the holders of Class A Common Stock are entitled to one vote per share while holders of Class B Common Stock are entitled to five votes per share on all matters submitted to a vote of Hartford Life's stockholders.

 NOTE 3. COMMITMENTS AND CONTINGENCIES

(A) LITIGATION

    The Company is involved in pending and threatened litigation in the normal course of its business in which claims for monetary and punitive damages have been asserted. Although there can be no assurances, management, at the present time, does not anticipate that the ultimate liability arising from such pending or threatened litigation will have a material effect on the financial condition or operating results of the Company.

(B) INVESTMENTS

    As of September 30, 1998, the Company held $110 of asset-backed securities securitized and serviced by Commercial Finance Services, Inc. (CFS). In October 1998, the Company became aware of allegations of improper activities at CFS. CFS has engaged an independent accounting firm and outside legal counsel to investigate these allegations. Currently, these securities are performing in line with expectations. Based upon information available at this time, the Company is presently unable to determine the amount of potential loss, if any, related to the securities.

ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OF
       FINANCIAL CONDITION AND RESULTS OF OPERATIONS
       (DOLLAR AMOUNTS IN MILLIONS UNLESS OTHERWISE STATED)

    Management's Discussion and Analysis of Financial Condition and Results of Operations (MD&A) addresses the financial condition of the Company as of September 30, 1998, compared with December 31, 1997, and its results of operations for the third quarter and nine months ended September 30, 1998 compared with the equivalent 1997 periods. This discussion should be read in conjunction with the MD&A in the Company's 1997 Form 10-K Annual Report.

    Certain statements contained in this discussion, other than statements of historical fact, are forward-looking statements. These statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and include estimates and assumptions related to economic, competitive and legislative developments. These forward-looking statements are subject to change and uncertainty which are, in many instances, beyond the Company's control and have been made based upon management's expectations and beliefs concerning future developments and their potential effect on Hartford Life Insurance Company and subsidiaries (the "Company"). There can be no assurance that future developments will be in accordance with management's expectations or that the effect of future developments on the Company will be those anticipated by management. Actual results could differ materially from those expected by the Company, depending on the outcome of certain factors, including those described in the forward-looking statements.

INDEX

Consolidated Results of
 Operations:
Operating Summary...............                 9
Annuity.........................                10
Individual Life Insurance.......                11
Employee Benefits...............                11
Guaranteed Investment
 Contracts......................                11
Regulatory Initiatives and
 Contingencies..................                12
Accounting Standards............                13
Other Matters...................                13

CONSOLIDATED RESULTS OF OPERATIONS:
OPERATING SUMMARY

                          THIRD QUARTER ENDED
                                                 NINE MONTHS ENDED
                             SEPTEMBER 30,         SEPTEMBER 30,
                          --------------------  --------------------
                            1998       1997       1998       1997
                          ---------  ---------  ---------  ---------
Revenues................  $     826  $     679  $   2,462  $   1,975
Expenses................        737        598      2,205      1,757
                          ---------  ---------  ---------  ---------
  Net Income............  $      89  $      81  $     257  $     218
                          ---------  ---------  ---------  ---------
                          ---------  ---------  ---------  ---------

    The Company's insurance business operates in three principal segments:
Annuity, Individual Life Insurance, and Employee Benefits as well as a Guaranteed Investments Contracts segment, which is primarily comprised of business written prior to 1995. The Company also maintains a Corporate operation through which it reports items that are not directly allocable to any of its business segments.

                                                                              53
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    The Annuity segment focuses on the savings and retirement needs of the growing number of individuals who are preparing for retirement or have already retired. This segment consists of two areas of operation: Individual Annuity and Group Annuity. The variety of products sold within this segment reflects the diverse nature of the market. These include, in the Individual Annuity area, individual variable annuities, fixed market value adjusted (MVA) annuities, and mutual funds; and in the Group Annuity area, deferred compensation and retirement plan services for municipal governments and corporations, structured settlement contracts and other special purpose annuity contracts, and investment management contracts. The Individual Life Insurance segment, which focuses on the high end estate and business planning markets, sells a variety of life insurance products, including variable life and universal life insurance. The Employee Benefits segment consists of two areas of operation: Group Insurance and Specialty Insurance. Through Group Insurance, the Company offers products such as group life insurance, group short- and long-term disability and accidental death and dismemberment. Substantially all of the Group Insurance business directly written by the Company is ceded to its direct parent, Hartford Life and Accident Insurance Company. Specialty Insurance primarily consists of the Company's corporate owned life insurance (COLI) business. The Guaranteed Investment Contracts segment consists of guaranteed rate contract (GRC) business that is supported by assets held in either the Company's general account or a guaranteed separate account and includes a closed block of guaranteed rate contracts (Closed Book GRC). The Company decided in 1995, after a thorough review of its GRC business, that it would significantly de-emphasize general account GRC, choosing to focus its distribution efforts on other products sold through other divisions. Management expects no material income or loss from the Guaranteed Investment Contracts segment in the future.

    Revenues increased $147, or 22%, and $487, or 25%, for the third quarter and nine months ended September 30, 1998, respectively, compared to the equivalent 1997 periods. This increase was driven by higher fee income earned on growth in separate account assets primarily related to the Annuity and Individual Life Insurance segments, revenue growth due to new sales and renewals in the Employee Benefits segment, as well as higher net investment income, partially offset by decreasing revenues related to the declining block of Closed Book GRC. For a discussion of combined structured note transactions and investment contingencies see Notes 1 (b) and 3 (b), respectively, of Notes to Condensed Consolidated Financial Statements.

    Expenses increased $139, or 23%, and $448, or 25%, for the third quarter and nine months ended September 30, 1998, respectively, compared to the same prior year periods. This increase was due to higher benefits, claims, and claim adjustment expenses, increased amortization of deferred policy acquisition costs and increased operating expenses primarily related to growth in the Company's principal operating segments.

    Net income increased $8, or 10%, and $39, or 18%, for the third quarter and nine months ended September 30, 1998, respectively, as compared to the same periods in 1997 primarily due to revenue growth in both the Annuity and Individual Life Insurance segments. These increases were partially offset by a decrease in Employee Benefits earnings as a result of COLI.

SEGMENT RESULTS

    The Company's reporting segments, consist of Annuity, Individual Life Insurance, Employee Benefits, Guaranteed Investment Contracts and a Corporate Operation.

    Below is a summary of net income by segment.

                                  THIRD QUARTER ENDED      NINE MONTHS ENDED
                                     SEPTEMBER 30,           SEPTEMBER 30,
                                ------------------------  --------------------
                                   1998         1997        1998       1997
                                   -----        -----     ---------  ---------
Annuity.......................   $      67    $      56   $     197  $     148
Individual Life Insurance.....          16           15          44         38
Employee Benefits.............           6            8          18         23
Guaranteed Investment
 Contracts....................          --           --          --         --
Corporate Operation...........          --            2          (2)         9
                                       ---          ---   ---------  ---------
  Net Income..................         $89          $81   $     257  $     218
                                       ---          ---   ---------  ---------
                                       ---          ---   ---------  ---------

    The sections that follow analyze each segment's results.

ANNUITY

                            THIRD QUARTER ENDED    NINE MONTHS ENDED
                               SEPTEMBER 30,         SEPTEMBER 30,
                            --------------------  --------------------
                              1998       1997       1998       1997
                            ---------  ---------  ---------  ---------
Revenues..................  $     410  $     336  $   1,208  $     924
Expenses..................        343        280      1,011        776
                            ---------  ---------  ---------  ---------
  Net Income..............  $      67  $      56  $     197  $     148
                            ---------  ---------  ---------  ---------
                            ---------  ---------  ---------  ---------

    Revenues for the third quarter and nine months ended September 30, 1998 increased $74, or 22%, and $284, or 31%, respectively, compared to the equivalent prior year periods. This increase was driven by Individual Annuity revenues which increased $72, or 31%, and $255, or 41%, for the third quarter and nine months ended September 30, 1998, respectively, as compared to the same periods in 1997 primarily due to higher fee income earned on growth in individual variable annuity account values. Despite the fact that the equity market did not experience significant appreciation during the third quarter of 1998, the segment's assets under management have increased from prior year levels. Average individual variable annuity account values grew $11.0 billion, or 29%, to $49.7 billion as of September 30, 1998 from $38.7 billion as of September 30,

54
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1997. This growth was the result of strong individual variable annuity sales of $2.4 billion and $7.6 billion for the third quarter and nine months ended September 30, 1998, respectively, compared to sales of $2.5 billion and $7.2 billion for the third quarter and nine months ended September 30, 1997, respectively. In addition, Group Annuity revenues increased $2, or 2%, and $29, or 10%, for the third quarter and nine months ended September 30, 1998, respectively, over the equivalent prior periods, primarily due to higher fee income and net investment income resulting from growth in assets under management. Group Annuity average total account values grew $1.3 billion, or 13%, to $11.1 billion as of September 30, 1998 from $9.8 billion as of September 30, 1997, due to new deposits.

    Expenses increased $63, or 23%, and $235, or 30%, for the third quarter and nine months ended September 30, 1998, respectively, as compared to the same prior year periods. Benefits, claims and claim adjustment expenses increased $6 and $68 for the third quarter and nine months ended September 30, 1998, respectively, compared to the same periods in 1997 primarily due to increased interest credited on Individual Annuity general account values. Average Individual Annuity general account values increased $975, or 31%, to $4.1 billion at September 30, 1998 from $3.1 billion at September 30, 1997. Amortization of deferred policy acquisition costs increased $26 and $64 for the third quarter and nine months ended September 30, 1998, respectively, compared to the same periods in 1997 as prior and current year sales remained strong. In addition, for the third quarter and nine months ended September 30, 1998, other business expenses increased $23 and $75, respectively, compared to prior year periods, as a result of the continued growth in this segment.

    Annuity net income increased $11, or 20%, and $49, or 33%, for the third quarter and nine months ended September 30, 1998, respectively, as compared to the same prior year periods as a result of revenue growth and continued operating efficiencies.

INDIVIDUAL LIFE INSURANCE

                              THIRD QUARTER ENDED    NINE MONTHS ENDED
                                 SEPTEMBER 30,         SEPTEMBER 30,
                              --------------------  --------------------
                                1998       1997       1998       1997
                              ---------  ---------  ---------  ---------
Revenues....................  $     137  $     122  $     401  $     358
Expenses                            121        107        357        320
                              ---------  ---------  ---------  ---------
  Net Income................  $      16  $      15  $      44  $      38
                              ---------  ---------  ---------  ---------
                              ---------  ---------  ---------  ---------

    Revenues for the third quarter and nine months ended September 30, 1998 increased $15, or 12%, and $43, or 12%, respectively, as compared to the equivalent periods in 1997. This increase was primarily due to higher cost of insurance charges and other fee income earned on the Company's growing block of variable life insurance. Variable life average account values increased $447, or 57%, to $1.2 billion as of September 30, 1998 from $786 as of September 30, 1997 due to strong sales. Variable life product sales constituted $82, or 75%, of total Individual Life Insurance new sales as of September 30, 1998, an increase of $21, or 34%, compared to the same period in 1997.

    Expenses increased $14, or 13%, and $37, or 12%, for the third quarter and nine months ended September 30, 1998, respectively, as compared to the equivalent period in 1997. This increase was primarily the result of higher benefits, claims, and claim adjustment expenses and amortization of deferred acquisition costs associated with the growth in this segment as well as increased mortality experience during 1998.

    Net income increased $1, or 7%, and $6, or 16%, for the third quarter and nine months ended September 30, 1998, respectively, as compared to the same period in 1997 as a result of strong sales and revenue growth.

EMPLOYEE BENEFITS

                              THIRD QUARTER ENDED    NINE MONTHS ENDED
                                 SEPTEMBER 30,         SEPTEMBER 30,
                              --------------------  --------------------
                                1998       1997       1998       1997
                              ---------  ---------  ---------  ---------
Revenues....................  $     219  $     150  $     697  $     471
Expenses....................        213        142        679        448
                              ---------  ---------  ---------  ---------
  Net Income................  $       6  $       8  $      18  $      23
                              ---------  ---------  ---------  ---------
                              ---------  ---------  ---------  ---------

    Revenues increased $69, or 46%, and $226, or 48%, for the third quarter and nine months ended September 30, 1998, respectively, as compared to the same periods in 1997, as a result of an increase in fee income related to new sales of variable COLI, and renewal premium on leveraged COLI. Expenses increased $71, or 50%, and $231, or 52%, for the third quarter and nine months ended September 30, 1998, respectively, as compared to the same prior year periods, due to higher expenses associated with variable COLI sales and leveraged COLI renewal premium. Net income decreased $2, or 25%, and $5, or 22%, for the third quarter and nine months ended September 30, 1998, respectively, as compared to the same prior periods in 1997.

GUARANTEED INVESTMENT CONTRACTS

                                  THIRD QUARTER ENDED      NINE MONTHS ENDED
                                     SEPTEMBER 30,           SEPTEMBER 30,
                                ------------------------  --------------------
                                   1998         1997        1998       1997
                                   -----        -----     ---------  ---------
Revenues......................   $      35    $      62   $     125  $     196
Expenses......................          35           62         125        196
                                       ---          ---   ---------  ---------
  Net Loss....................   $      --    $      --   $      --  $      --
                                       ---          ---   ---------  ---------
                                       ---          ---   ---------  ---------

                                                                              55
--------------------------------------------------------------------------------

    This segment reported no net income for the third quarter and nine months ended September 30, 1998 and 1997 consistent with management's expectations that net income from Closed Book GRC in the years subsequent to 1996 will be immaterial based on the Company's current projections for the performance of the assets and liabilities associated with Closed Book GRC. However, no assurance can be given that, under certain unanticipated economic circumstances which result in the Company's assumptions being proven inaccurate, further losses in respect of Closed Book GRC will not occur in the future.

REGULATORY INITIATIVES AND CONTINGENCIES
NAIC PROPOSALS

    The National Association of Insurance Commissioners ("NAIC") adopted the Codification of Statutory Accounting Principles ("SAP") in March, 1998. The proposed effective date for the statutory accounting guidance is January 1, 2001. It is expected that the Company's domiciliary state will adopt SAP and the Company will make the necessary changes required for implementation. These changes are not anticipated to have a material impact on the statutory financial statements of the Company.

YEAR 2000
    IN GENERAL

    The Year 2000 issue relates to the ability or inability of computer hardware, software and other information technology (IT) systems, as well as non-IT systems, such as equipment and machinery with imbedded chips and microprocessors, to properly process information and data containing or related to dates beginning with the year 2000 and beyond. The Year 2000 issue exists because, historically, many IT and non-IT systems that are in use today were developed years ago when a year was identified using a two-digit date field rather than a four-digit date field. As information and data containing or related to the century date are introduced to date sensitive systems, these systems may recognize the year 2000 as "1900", or not at all, which may result in systems processing information incorrectly. This, in turn, may significantly and adversely affect the integrity and reliability of information databases of IT systems, may cause the malfunctioning of certain non-IT systems, and may result in a wide variety of adverse consequences to a company. In addition, Year 2000 problems that occur with third parties with which a company does business, such as suppliers, computer vendors, distributors and others, may also adversely affect any given company.

    The integrity and reliability of the Company's IT systems, as well as the reliability of its non-IT systems, are integral aspects of the Company's business. The Company has thousands of individual and business customers that have insurance policies, annuities, mutual funds and other financial products of the Company. Nearly all of these policies and products contain date sensitive data, such as policy expiration dates, birth dates, premium payment dates, and the like. In addition, various IT systems support communications and other systems that integrate the Company's various business segments and field offices. The Company also has business relationships with numerous third parties that affect virtually all aspects of the Company's business, including, without limitation, suppliers, computer hardware and software vendors, insurance agents and brokers, securities broker-dealers and other distributors of financial products, many of which provide date sensitive data to the Company, and whose operations are important to the Company's business.

    INTERNAL YEAR 2000 EFFORTS AND TIMETABLE

    Beginning in 1990, the Company began working on making its IT systems Year 2000 ready, either through installing new programs or replacing systems. Since January 1998, the Company's Year 2000 efforts have focused on the remaining Year 2000 issues related to IT and non-IT systems in all of the Company's business segments. These Year 2000 efforts include the following five main initiatives:
(1) identifying and assessing Year 2000 issues; (2) taking actions to remediate IT and non-IT systems so that they are Year 2000 ready; (3) testing and certifying IT and non-IT systems as Year 2000 ready; (4) deploying such remediated and tested systems back into their respective production environments; and (5) conducting internal and external integrated testing of such systems. The Company currently anticipates that initiatives (1) through (4) of its internal Year 2000 efforts will be substantially complete by the end of 1998, and that initiative (5) testing will begin in early 1999 and continue through the end of 1999.

    THIRD PARTY YEAR 2000 EFFORTS AND TIMETABLE

    The Company's Year 2000 efforts include assessing the potential impact on the Company of third Year 2000 readiness. The Company's third party Year 2000 efforts include the following three main initiatives: (1) identifying third parties which have significant business relationships with the Company and inquiring of such third parties regarding their Year 2000 readiness; (2) evaluating such third parties' responses to the Company's inquiries; and (3) based on the evaluation of third party responses and the significance of the business relationship, conducting additional activities with third parties as determined to be necessary in each case, which activities may include integrated IT systems testing. The Company has completed the first third party initiative and is in the process of evaluating third party responses received. The Company currently anticipates that it will substantially complete the response evaluation in early 1999 and that it will conduct the additional activities described in initiative (3) beginning in early 1999 and continue through the end of 1999 as necessary. However, notwithstanding these third party Year 2000 efforts, the Company does not have control over these third parties and, as a result, the Company cannot currently determine to

56
--------------------------------------------------------------------------------

what extent future operating results may be adversely affected by the failure of these third parties to adequately address their Year 2000 issues.

    YEAR 2000 COSTS

    The costs of the Company's Year 2000 program that have been incurred through the year ended December 31, 1997 have not been material to the Company's financial condition or results of operations. Management estimates that after-tax costs related to the Year 2000 program to be incurred in 1998 and 1999 will be $4 in total, of which approximately $2 has been incurred as of September 30, 1998. These costs are being expensed as incurred and have not had, and are not currently expected to have, a material impact on Hartford Life's financial condition or results of operations.

    RISKS AND CONTINGENCY PLANS

    If significant Year 2000 problems arise, including problems arising with third parties, failures of IT and non-IT systems could occur, which in turn could result in substantial interruptions in the Company's business. Given the uncertain nature of Year 2000 problems that may arise, especially those related to the readiness of third parties discussed above, the Company cannot determine at this time whether the consequences of Year 2000 related problems that could arise will have a material impact on the Company's financial condition or results of operations.

    The Company is in the process of developing certain contingency plans so that if, despite its Year 2000 efforts, Year 2000 problems ultimately arise, the impact of such problems may be minimized. These contingency plans are being developed based on, among other things, known or reasonably anticipated circumstances and potential vulnerabilities. The contingency planning also includes assessing the dependency of the Company's business on third parties and their Year 2000 readiness. The Company currently anticipates that internal and external contingency plans will be substantially complete by the end of the second quarter of 1999. However, in many contexts, Year 2000 issues are dynamic, and ongoing assessments of business functions, vulnerabilities and risks must be made. As such, new contingency plans may be needed in the future and/or then existing plans may need to be modified as circumstances warrant.

ACCOUNTING STANDARDS

    For a discussion of accounting standards, see Note 1 of Notes to Condensed Consolidated Financial Statements.

                                 OTHER MATTERS

SUBSEQUENT EVENT

    On November 10, 1998, Hartford Life, Inc. (Hartford Life), an indirect parent of the Company, recaptured an in-force block of COLI business from MBL Life Assurance Co. of New Jersey (MBL Life), as well as purchased the outstanding interest in International Corporate Marketing Group (ICMG), which was previously 40% owned by MBL Life. The transaction was consummated through the assignment of a reinsurance arrangement between Hartford Life and MBL Life to a Hartford Life subsidiary. Hartford Life originally assumed the life insurance block in 1992 from Mutual Benefit Life Insurance Company (Mutual Benefit Life), which was placed in court-supervised rehabilitation in 1991, and reinsured a portion of those polices back to MBL Life. MBL Life, previously a Mutual Benefit Life subsidiary, operates under the Rehabilitation Plan for Mutual Benefit Life.

                                                                              57
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                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To Hartford Life Insurance Company:

We have audited the accompanying Consolidated Balance Sheets of Hartford Life Insurance Company (the "Company") and subsidiaries as of December 31, 1997 and 1996, and the related Consolidated Statements of Income, Stockholder's Equity and Cash Flows for each of the three years in the period ended December 31, 1997. These consolidated financial statements and the schedules referred to below are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedules based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Hartford Life Insurance Company and subsidiaries as of December 31, 1997 and 1996, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1997, in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The schedules listed in Index to Consolidated Financial Statements and Schedules are presented for the purpose of complying with the Securities and Exchange Commission's rules and are not part of the basic financial statements. These schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, fairly state in all material respects the financial data required to be set forth therein in relation to the basic financial statements taken as a whole.

                                         ARTHUR ANDERSEN LLP

Hartford, Connecticut
January 27, 1998

58
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                HARTFORD LIFE INSURANCE COMPANY AND SUBSIDIARIES
                       CONSOLIDATED STATEMENTS OF INCOME

                                                        FOR THE YEARS ENDED
                                                            DECEMBER 31,
                                                      ------------------------
                                                       1997     1996     1995
                                                      ------   ------   ------
                                                           (IN MILLIONS)
 Revenues
   Premiums and other considerations...............   $1,637   $1,705   $1,487
   Net investment income...........................    1,368    1,397    1,328
   Net realized capital gains (losses).............        4     (213)     (11)
                                                      ------   ------   ------
     Total revenues................................    3,009    2,889    2,804
                                                      ------   ------   ------
 Benefits, claims and expenses
   Benefits, claims and claim adjustment
    expenses.......................................    1,379    1,535    1,422
   Amortization of deferred policy acquisition
    costs..........................................      335      234      199
   Dividends to policyholders......................      240      635      675
   Other expenses..................................      586      427      317
                                                      ------   ------   ------
     Total benefits, claims and expenses...........    2,540    2,831    2,613
                                                      ------   ------   ------
   Income before income tax expense................      469       58      191
   Income tax expense..............................      167       20       62
                                                      ------   ------   ------
 Net income........................................   $  302   $   38   $  129
                                                      ------   ------   ------
                                                      ------   ------   ------

                See Notes to Consolidated Financial Statements.

                                                                              59
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                HARTFORD LIFE INSURANCE COMPANY AND SUBSIDIARIES
                          CONSOLIDATED BALANCE SHEETS

                                                       AS OF DECEMBER
                                                             31,
                                                      -----------------
                                                       1997      1996
                                                      -------   -------
                                                        (IN MILLIONS,
                                                      EXCEPT FOR SHARE
                                                            DATA)
 Assets
   Investments
   Fixed maturities, available for sale, at fair
    value (amortized cost of $13,885 and
    $13,579).......................................   $14,176   $13,624
   Equity securities, at fair value................       180       119
   Policy loans, at outstanding balance............     3,756     3,836
   Other investments, at cost......................        47        56
                                                      -------   -------
     Total investments.............................    18,159    17,635
   Cash............................................        54        43
   Premiums receivable and agents' balances........        18       137
   Accrued investment income.......................       330       407
   Reinsurance recoverables........................     6,325     6,259
   Deferred policy acquisition costs...............     3,315     2,760
   Deferred income tax.............................       348       474
   Other assets....................................       352       357
   Separate account assets.........................    69,055    49,690
                                                      -------   -------
     Total assets..................................   $97,956   $77,762
                                                      -------   -------
                                                      -------   -------

 Liabilities
   Future policy benefits..........................   $ 3,270   $ 2,474
   Other policyholder funds........................    21,034    22,134
   Other liabilities...............................     2,254     1,572
   Separate account liabilities....................    69,055    49,690
                                                      -------   -------
     Total liabilities.............................    95,613    75,870
                                                      -------   -------

 Stockholder's Equity
   Common stock -- 1,000 shares authorized, issued
    and outstanding, par value $5,690..............         6         6
   Additional paid in capital......................     1,045     1,045
   Net unrealized capital gains on securities, net
    of tax.........................................       179        30
   Retained earnings...............................     1,113       811
                                                      -------   -------
     Total stockholder's equity....................     2,343     1,892
                                                      -------   -------
   Total liabilities and stockholder's equity......   $97,956   $77,762
                                                      -------   -------
                                                      -------   -------

                See Notes to Consolidated Financial Statements.

60
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                HARTFORD LIFE INSURANCE COMPANY AND SUBSIDIARIES
                CONSOLIDATED STATEMENTS OF STOCKHOLDER'S EQUITY

                                                                    NET UNREALIZED
                                                                     CAPITAL GAINS
                                                     ADDITIONAL       (LOSSES) ON                       TOTAL
                                           COMMON     PAID IN         SECURITIES,      RETAINED     STOCKHOLDER'S
                                           STOCK      CAPITAL         NET OF TAX       EARNINGS        EQUITY
                                           ------  --------------   ---------------   -----------   -------------
                                                                       (IN MILLIONS)
 Balance, December 31, 1994..............    $6        $  826            $(654)         $  644         $  822
   Net income............................    --            --              --              129            129
   Capital contribution..................    --           181              --               --            181
   Change in net unrealized capital gains
    (losses) on securities, net of tax...    --            --             597               --            597
                                             --
                                                       ------          ------         -----------      ------
 Balance, December 31, 1995..............     6         1,007             (57)             773          1,729
   Net income............................    --            --              --               38             38
   Capital contribution..................    --            38              --               --             38
   Change in net unrealized capital gains
    (losses) on securities, net of tax...    --            --              87               --             87
                                             --
                                                       ------          ------         -----------      ------
 Balance, December 31, 1996..............     6         1,045              30              811          1,892
   Net income............................    --            --              --              302            302
   Change in net unrealized capital gains
    (losses) on securities, net of tax...    --            --             149               --            149
                                             --
                                                       ------          ------         -----------      ------
 Balance, December 31, 1997..............    $6        $1,045            $179           $1,113         $2,343
                                             --
                                             --
                                                       ------          ------         -----------      ------
                                                       ------          ------         -----------      ------

                See Notes to Consolidated Financial Statements.

                                                                              61
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                HARTFORD LIFE INSURANCE COMPANY AND SUBSIDIARIES
                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                           FOR THE YEARS ENDED DECEMBER
                                                       31,
                                          ------------------------------
                                            1997       1996       1995
                                          --------   --------   --------
                                                  (IN MILLIONS)
Operating Activities
  Net income............................  $    302   $     38   $    129
  Adjustments to reconcile net income to
   cash provided by operating activities
  Depreciation and amortization.........         8         14         21
  Net realized capital (gains) losses...        (4)       213         11
  Decrease (increase) in deferred income
   taxes................................        40       (102)      (172)
  Increase in deferred policy
   acquisition costs....................      (555)      (572)      (379)
  Decrease (increase) in premiums
   receivable and agents' balances......       119         10        (81)
  Decrease (increase) in accrued
   investment income....................        77        (13)       (16)
  Decrease (increase) in other assets...        52       (132)      (177)
  (Increase) decrease in reinsurance
   recoverables.........................      (416)       179        (35)
  Increase (decrease) in liabilities for
   future policy benefits...............       796        (92)       483
  Increase in other liabilities.........       379        477        281
                                          --------   --------   --------
    Cash provided by operating
     activities.........................       798         20         65
                                          --------   --------   --------
Investing Activities
  Purchases of fixed maturity
   investments..........................    (6,231)    (5,747)    (6,228)
  Sales of fixed maturity investments...     4,232      3,459      4,845
  Maturities and principal paydowns of
   fixed maturity investments...........     2,329      2,693      1,741
  Net sales (purchases) of other
   investments..........................        24       (107)      (871)
  Net (purchases) sales of short-term
   investments..........................      (638)        84        (24)
                                          --------   --------   --------
    Cash (used for) provided by
     investing activities...............      (284)       382       (537)
                                          --------   --------   --------
Financing Activities
  Capital contribution..................        --         38         --
  Net (disbursements for) receipts from
   investment and universal life-type
   contracts (charged against) credited
   to policyholder accounts.............      (503)      (443)       498
                                          --------   --------   --------
    Cash (used for) provided by
     financing activities...............      (503)      (405)       498
                                          --------   --------   --------
  Increase (decrease) in cash...........        11         (3)        26
  Cash -- beginning of year.............        43         46         20
                                          --------   --------   --------
  Cash -- end of year...................  $     54   $     43   $     46
                                          --------   --------   --------
                                          --------   --------   --------
Supplemental Disclosure of Cash Flow
 Information:
  Net Cash Paid During the Year for:
  Income taxes..........................  $      9   $    189   $    162

Noncash Financing Activities:
  Capital contribution..................  $     --   $     --   $    181
                                          --------   --------   --------
                                          --------   --------   --------

                See Notes to Consolidated Financial Statements.

62
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                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
   (DOLLAR AMOUNTS IN MILLIONS EXCEPT PER SHARE DATA UNLESS OTHERWISE STATED)

 1. ORGANIZATION AND DESCRIPTION OF BUSINESS

    These consolidated financial statements include Hartford Life Insurance Company and its wholly-owned subsidiaries (the "Company"), ITT Hartford Life and Annuity Insurance Company ("ILA") and ITT Hartford International Life Reassurance Corporation ("HLRe"), formerly American Skandia Life Reinsurance Corporation. The Company is a wholly-owned subsidiary of Hartford Life and Accident Insurance Company ("HLA"), a wholly-owned subsidiary of Hartford Life, Inc. ("Hartford Life"). Hartford Life is a direct subsidiary of Hartford Accident and Indemnity Company ("HA&I"), an indirect subsidiary of The Hartford Financial Services Group, Inc. ("The Hartford"). On February 10, 1997, Hartford Life filed a registration statement, as amended, with the Securities and Exchange Commission relating to an Initial Public Offering ("IPO") of the Hartford Life's Class A Common Stock. Pursuant to the IPO on May 22, 1997, Hartford Life sold to the public 26 million shares at $28.25 per share and received net proceeds of $687. Of the proceeds, $527 was used to retire debt related to Hartford Life's outstanding promissory notes and line of credit with the remaining $160 contributed by Hartford Life to HLA to support growth in its core businesses.

    On December 19, 1995, ITT Industries, Inc. (formerly ITT Corporation) ("ITT") distributed all the outstanding shares of capital stock of The Hartford to ITT stockholders of record on such date. As a result, The Hartford became an independent, publicly traded company.

    Along with its parent, the Company is a leading insurance and financial services company which provides (a) investment products such as individual variable annuities and fixed market value adjusted annuities, deferred compensation and retirement plan services and mutual funds for savings and retirement needs; (b) life insurance for income protection and estate planning; and (c) employee benefits products such as group life and group disability insurance and corporate owned life insurance.

 2. SIGNIFICANT ACCOUNTING POLICIES

(A) BASIS OF PRESENTATION

    These consolidated financial statements present the financial position, results of operations and cash flows of the Company. All material intercompany transactions and balances between the Company, its subsidiaries and affiliates have been eliminated. The consolidated financial statements are prepared on the basis of generally accepted accounting principles which differ materially from the statutory accounting practices prescribed by various insurance regulatory authorities.

    The preparation of financial statements, in conformity with generally accepted accounting principles, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. The most significant estimates include those used in determining deferred policy acquisition costs and the liability for future policy benefits and other policyholder funds. Although some variability is inherent in these estimates, management believes the amounts provided are adequate.

    Certain reclassifications have been made to prior year financial information to conform to the current year presentation.

(B) CHANGES IN ACCOUNTING PRINCIPLES

    In December 1997, the American Institute of Certified Public Accountants ("AICPA") issued Statement of Position ("SOP") No. 97-3 "Accounting by Insurance and Other Enterprises for Insurance Related Assessments". This SOP provides guidance on accounting by insurance and other enterprises for assessments related to insurance activities. Specifically, the SOP provides guidance on when a guaranty fund or other assessment should be recognized, how to measure the liability, and what information should be disclosed. This SOP will be effective for fiscal years beginning after December 15, 1998. Adoption of SOP 97-3 is not expected to have a material impact on the Company's financial condition or results of operations.

    On November 14, 1996, the Emerging Issues Task Force ("EITF") reached a consensus on Issue No. 96-12, "Recognition of Interest Income and Balance Sheet Classification of Structured Notes". This EITF issue requires companies to record income on certain structured securities on a retrospective interest method. The Company adopted EITF No. 96-12 for structured securities acquired after November 14, 1996. Adoption of EITF No. 96-12 did not have a material effect on the Company's financial condition or results of operations.

    In June 1996, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities" which is effective for transfers and servicing of financial

                                                                              63
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assets and extinguishments of liabilities occurring after December 31, 1996. This statement established criteria for determining whether transferred assets should be accounted for as sales or secured borrowings. Subsequently, in December 1996, the FASB issued SFAS No. 127, "Deferral of Effective Date of Certain Provisions of FASB Statement No. 125", which defers the effective date of certain provisions of SFAS No. 125 for one year. Adoption of SFAS No. 125 is not expected to have a material effect on the Company's financial condition or results of operations.

    Effective January 1, 1996, the Company adopted SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of". This statement establishes accounting standards for the impairment of long-lived assets, certain identifiable intangibles, and goodwill related to those assets to be held and used and for long-lived assets and certain identifiable intangibles to be disposed of. Adoption of SFAS No. 121 did not have a material effect on the Company's financial condition or results of operations.

    The Company's cash flows were not impacted by these changes in accounting principles.

(C) REVENUE RECOGNITION

    Revenues for universal life-type policies and investment products consist of policy charges for the cost of insurance, policy administration and surrender charges assessed to policy account balances and are recognized in the period in which services are provided. Premiums for traditional life insurance and disability policies are recognized as revenues when they are due from policyholders.

(D) FUTURE POLICY BENEFITS AND OTHER POLICYHOLDER FUNDS

    Liabilities for future policy benefits are computed by the net level premium method using interest rate assumptions varying from 3% to 11% and withdrawal and mortality assumptions appropriate at the time the policies were issued. Health reserves, which are the result of sales of group long-term and short-term disability, stop loss, Medicare Supplement and individual disability products, are stated at amounts determined by estimates on individual cases and estimates of unreported claims based on past experience. Liabilities for universal life-type and investment contracts are stated at policyholder account values before surrender charges.

(E) POLICYHOLDER REALIZED CAPITAL GAINS AND LOSSES

    Realized capital gains and losses on security transactions associated with the Company's immediate participation guaranteed contracts are excluded from revenues and deferred over the expected maturity of the securities, since under the terms of the contracts the realized gains and losses will be credited to policyholders in future years as they are entitled to receive them.

(F) INVESTMENTS

    The Company's investments in fixed maturities include bonds and commercial paper which are considered "available for sale" and accordingly are carried at fair value with the after-tax difference from cost reflected as a component of Stockholder's Equity designated "Net unrealized capital gains (losses) on securities, net of tax". Equity securities, which include common and non-redeemable preferred stocks, are carried at fair values with the after-tax difference from cost reflected in Stockholder's Equity. Policy loans are carried at outstanding balance which approximates fair value. Net realized capital gains and losses, after deducting pension policyholders' share, are reported as a component of revenue and are determined on a specific identification basis.

    The Company's accounting policy for impairment requires recognition of an other than temporary impairment charge on a security if it is determined that the Company is unable to recover all amounts due under the contractual obligations of the security. In addition, for securities expected to be sold, an other than temporary impairment charge is recognized if the Company does not expect the fair value of a security to recover to cost or amortized cost prior to the expected date of sale. Once an impairment charge has been recorded, the Company then continues to review the other than temporarily impaired securities for appropriate valuation on an on-going basis.

    During 1996, it was determined that certain individual securities within the investment portfolio supporting the Company's block of guaranteed rate contract business written prior to 1995 ("Closed Book GRC") could not recover to amortized cost prior to sale. Therefore, an other than temporary impairment loss of $88, after-tax, was recorded.

(G) DERIVATIVE INSTRUMENTS

    The Company uses a variety of derivative instruments including swaps, caps, floors, forwards and exchange traded financial futures and options as part of an overall risk management strategy. These instruments are used as a means of hedging exposure to price, foreign currency and/ or interest rate risk on planned investment purchases or existing assets and liabilities. The Company does not hold or issue derivative instruments for trading purposes. The Company's accounting for derivative instruments used to manage risk is in accordance with the concepts established in SFAS No. 80, "Accounting for Futures Contracts", SFAS No. 52, "Foreign Currency Translation", AICPA SOP 86-2, "Accounting for Options" and various EITF pronouncements. Written options are used, in all cases in conjunction with other assets and derivatives, as part of the Company's asset and liability management strategy. Derivative instruments are carried at values consistent with the asset or liability being hedged. Derivative instruments used to hedge fixed maturities or equity securities are carried at fair value

64
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with the after-tax difference from cost reflected in Stockholder's Equity. Derivative instruments used to hedge other invested assets or liabilities are carried at cost.

    Derivative instruments must be designated at inception as a hedge and measured for effectiveness both at inception and on an on-going basis. The Company's minimum correlation threshold for hedge designation is 80%. If correlation, which is assessed monthly and measured based on a rolling three month average, falls below 80%, hedge accounting will be terminated. Derivative instruments used to create a synthetic asset must meet synthetic accounting criteria including designation at inception and consistency of terms between the synthetic and the instrument being replicated. Consistent with industry practice, synthetic instruments are accounted for like the financial instrument it is intended to replicate. Derivative instruments which fail to meet risk management criteria, subsequent to acquisition, are marked to market with the impact reflected in the Consolidated Statements of Income.

    Gains or losses on financial futures contracts entered into in anticipation of the investment of future receipt of product cash flows are deferred and, at the time of the ultimate investment purchase, reflected as an adjustment to the cost basis of the purchased asset. Gains or losses on futures used in invested asset risk management are deferred and adjusted into the cost basis of the hedged asset when the contract futures are closed, except for futures used in duration hedging which are deferred and basis adjusted on a quarterly basis. The basis adjustments are amortized into net investment income over the remaining asset life.

    Open forward commitment contracts are marked to market through Stockholder's Equity. Such contracts are accounted for at settlement by recording the purchase of the specified securities at the previously committed price. Gains or losses resulting from the termination of forward commitment contracts before the delivery of the securities are recognized immediately in the Consolidated Statements of Income as a component of net investment income.

    The cost of options entered into as part of a risk management strategy are basis adjusted to the underlying asset or liability and amortized over the remaining life of the option. Gains or losses on expiration or termination are adjusted into the basis of the underlying asset or liability and amortized over the remaining asset life.

    Interest rate swaps involve the periodic exchange of payments without the exchange of underlying principal or notional amounts. Net receipts or payments are accrued and recognized over the life of the swap agreement as an adjustment to investment income. Should the swap be terminated, the gain or loss is adjusted into the basis of the asset or liability and amortized over the remaining life. Should the hedged asset be sold or liability terminated without terminating the swap position, any swap gains or losses are immediately recognized in net investment income. Interest rate swaps purchased in anticipation of an asset purchase ("anticipatory transaction") are recognized consistent with the underlying asset components such that the settlement component is recognized in the Consolidated Statements of Income while the change in market value is recognized as an unrealized capital gain or loss.

    Premiums paid on purchased floor or cap agreements and the premium received on issued cap or floor agreements (used for risk management) are adjusted into the basis of the applicable asset and amortized over the asset life. Gains or losses on termination of such positions are adjusted into the basis of the asset or liability and amortized over the remaining asset life. Net payments are recognized as an adjustment to income or basis adjusted and amortized depending on the specific hedge strategy.

    Forward exchange contracts and foreign currency swaps are accounted for in accordance with SFAS No. 52. Changes in the spot rate of instruments designated as hedges of the net investment in a foreign subsidiary are reflected in the cumulative translation adjustments component of Stockholder's Equity. Cash flows from futures, options, and swaps, accounted for as hedges, are included with the cash flows of the item being hedged.

(H) SEPARATE ACCOUNTS

    The Company maintains separate account assets and liabilities which are reported at fair value. Separate account assets are segregated from other investments, and investment income and gains and losses accrue directly to the policyholders. Separate accounts reflect two categories of risk assumption: non-guaranteed separate accounts, wherein the policyholder assumes the investment risk, and guaranteed separate account assets, wherein the Company contractually guarantees either a minimum return or account value to the policyholder.

(I) DEFERRED POLICY ACQUISITION COSTS

    Policy acquisition costs, which include commissions and certain underwriting expenses associated with acquiring business, are deferred and amortized over the estimated lives of the contracts, generally 20 years. Generally, acquisition costs are deferred and amortized using the retrospective deposit method. Under the retrospective deposit method, acquisition costs are amortized in proportion to the present value of expected gross profits from surrender charges, investment, mortality and expense margins. Actual gross profits can vary from management's estimates resulting in increases or decreases in the rate of amortization. Management periodically updates these estimates, when appropriate, and evaluates the recoverability of the deferred acquisition cost asset. When appropriate, management revises its assumptions on the estimated gross profits of these contracts and the cumulative amortization

                                                                              65
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for the books of business are reestimated and adjusted by a cumulative charge or credit to income.

    The Company's other expenses include the following:

                                          1997       1996       1995
                                        ---------  ---------  ---------
Commissions...........................  $     976  $     848  $     619
Deferred acquisition costs............       (862)      (823)      (618)
Other.................................        472        402        316
                                        ---------  ---------  ---------
    Total other expenses..............  $     586  $     427  $     317
                                        ---------  ---------  ---------
                                        ---------  ---------  ---------

(J) DIVIDENDS TO POLICYHOLDERS

    Certain life insurance policies contain dividend payment provisions that enable the policyholder to participate in the earnings of the life insurance subsidiaries of the Company. The participating insurance in force accounted for 55%, 44%, and 41% in 1997, 1996, and 1995, respectively, of total insurance in force.

 3. INITIAL PUBLIC OFFERING

    On February 10, 1997, Hartford Life filed a registration statement, as amended, with the Securities and Exchange Commission, relating to the IPO of Hartford Life's Class A Common Stock. Pursuant to the IPO on May 22, 1997, Hartford Life sold to the public 26 million shares at $28.25 per share and received proceeds, net of offering expenses, of $687. Of the proceeds, $527 was used to retire debt related to Hartford Life's promissory notes outstanding and line of credit. The remaining $160 was contributed by Hartford Life to HLA to support growth in its core businesses. The 26 million shares sold in the Offering represent approximately 18.6% of the equity ownership in Hartford Life and approximately 4.4% of the combined voting power of Hartford Life's Class A and Class B Common Stock. The Hartford owns all of the 114 million outstanding shares of Class B Common Stock of Hartford Life, representing approximately 81.4% of the equity ownership in Hartford Life and approximately 95.6% of the combined voting power of Hartford Life's Class A and Class B Common Stock. Holders of Class A Common Stock generally have identical rights to the holders of Class B Common Stock except that the holders of Class A Common Stock are entitled to one vote per share while holders of Class B Common Stock are entitled to five votes per share on all matters submitted to a vote of Hartford Life's stockholders.

 4. INVESTMENTS AND DERIVATIVE INSTRUMENTS

(A) COMPONENTS OF NET INVESTMENT INCOME

                                            FOR THE YEARS ENDED
                                               DECEMBER 31,
                                      -------------------------------
                                        1997       1996       1995
                                      ---------  ---------  ---------
Interest income from fixed
 maturities.........................  $     932  $     918  $     996
Interest income from policy loans...        425        477        342
Income from other investments.......         26         15          1
                                      ---------  ---------  ---------
Gross investment income.............      1,383      1,410      1,339
Less: Investment expenses...........         15         13         11
                                      ---------  ---------  ---------
Net investment income...............  $   1,368  $   1,397  $   1,328
                                      ---------  ---------  ---------
                                      ---------  ---------  ---------

(B) COMPONENTS OF NET REALIZED CAPITAL GAINS (LOSSES)

                                                  FOR THE YEARS ENDED
                                                     DECEMBER 31,
                                           ---------------------------------
                                              1997        1996       1995
                                              -----     ---------  ---------
Fixed maturities.........................   $      (7)  $    (201) $      23
Equity securities........................          12           2         (6)
Real estate and other....................          (1)         (4)       (25)
Less: Increase in liability to
 policyholders for realized capital
 gains...................................          --         (10)        (3)
                                                  ---   ---------  ---------
Net realized capital gains (losses)......   $       4   $    (213) $     (11)
                                                  ---   ---------  ---------
                                                  ---   ---------  ---------

(C) NET UNREALIZED CAPITAL GAINS (LOSSES) ON EQUITY SECURITIES

                                                       FOR THE YEARS ENDED
                                                          DECEMBER 31,
                                              -------------------------------------
                                                 1997         1996         1995
                                                 -----        -----        -----
Gross unrealized capital gains..............   $      14    $      13    $       4
Gross unrealized capital losses.............          --           (1)          (2)
                                                     ---          ---          ---
Net unrealized capital gains................          14           12            2
Deferred income tax expense.................           5            4            1
                                                     ---          ---          ---
Net unrealized capital gains, net of tax....           9            8            1
Balance -- beginning of year................           8            1           (6)
                                                     ---          ---          ---
Net change in unrealized capital gains
 (losses) on equity securities..............   $       1    $       7    $       7
                                                     ---          ---          ---
                                                     ---          ---          ---

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(D) NET UNREALIZED CAPITAL GAINS (LOSSES) ON FIXED MATURITIES

                                                                    FOR THE YEARS ENDED
                                                                       DECEMBER 31,
                                                                   ---------------------
                                                                   1997    1996    1995
                                                                   -----   -----   -----
Gross unrealized capital gains...................................  $ 371   $ 386   $ 529
Gross unrealized capital losses..................................    (80)   (341)   (569)
Unrealized capital (gains) losses credited to policyholders......    (30)    (11)    (52)
                                                                   -----   -----   -----
Net unrealized capital gains (losses)............................    261      34     (92)
Deferred income tax expense (benefit)............................     91      12     (34)
                                                                   -----   -----   -----
Net unrealized capital gains (losses), net of tax................    170      22     (58)
Balance -- beginning of year.....................................     22     (58)   (648)
                                                                   -----   -----   -----
Net change in unrealized capital gains (losses) on fixed
 maturities......................................................  $ 148   $  80   $ 590
                                                                   -----   -----   -----
                                                                   -----   -----   -----

(E) FIXED MATURITY INVESTMENTS

                                                                                 AS OF DECEMBER 31, 1997
                                                                   ---------------------------------------------------
                                                                                   GROSS         GROSS
                                                                   AMORTIZED    UNREALIZED    UNREALIZED
                                                                      COST         GAINS        LOSSES      FAIR VALUE
                                                                   ----------   -----------   -----------   ----------
U.S. gov't and gov't agencies and authorities
 (guaranteed and sponsored)......................................    $   217       $  3          $ (1)        $   219
U.S. gov't and gov't agencies and authorities
 (guaranteed and sponsored) -- asset backed......................      1,175         64           (35)          1,204
States, municipalities and political subdivisions................        211          7            (1)            217
International governments........................................        376         20            (3)            393
Public utilities.................................................        871         26            (3)            894
All other corporate including international......................      5,033        200           (25)          5,208
All other corporate -- asset backed..............................      4,091         41            (8)          4,124
Short-term investments...........................................      1,318         --            --           1,318
Certificates of deposit..........................................        593         10            (4)            599
                                                                   ----------     -----         -----       ----------
    Total fixed maturities.......................................    $13,885       $371          $(80)        $14,176
                                                                   ----------     -----         -----       ----------
                                                                   ----------     -----         -----       ----------

                                                                                 AS OF DECEMBER 31, 1996
                                                                   ---------------------------------------------------
                                                                                   GROSS         GROSS
                                                                   AMORTIZED    UNREALIZED    UNREALIZED
                                                                      COST         GAINS        LOSSES      FAIR VALUE
                                                                   ----------   -----------   -----------   ----------
U.S. gov't and gov't agencies and authorities
 (guaranteed and sponsored)......................................    $   166       $ 12          $ (3)        $   175
U.S. gov't and gov't agencies and authorities
 (guaranteed and sponsored) -- asset backed......................      1,970        161          (128)          2,003
States, municipalities and political subdivisions................        373          6           (11)            368
International governments........................................        281         12            (4)            289
Public utilities.................................................        877         12            (8)            881
All other corporate including international......................      4,656        120          (107)          4,669
All other corporate -- asset backed..............................      3,601         49           (59)          3,591
Short-term investments...........................................      1,655         14           (21)          1,648
                                                                   ----------     -----       -----------   ----------
    Total fixed maturities.......................................    $13,579       $386          $(341)       $13,624
                                                                   ----------     -----       -----------   ----------
                                                                   ----------     -----       -----------   ----------

    The amortized cost and estimated fair value of fixed maturity investments at December 31, 1997 by estimated maturity year are shown below. Expected maturities differ from contractual maturities due to call or prepayment provisions. Asset backed securities, including MBS and CMO's, are distributed to maturity year based on the Company's estimates of the rate of future prepayments of principal over the remaining lives of the securities. These estimates are developed using prepayment speeds provided in broker consensus data. Such estimates are derived from prepayment speeds experienced at the interest rate levels projected for the applicable underlying collateral and can be expected to vary from actual experience.

                                    MATURITY

                                            AMORTIZED
                                              COST      FAIR VALUE
                                           -----------  -----------
One year or less.........................   $   2,838    $   2,867
Over one year through five years.........       5,528        5,595
Over five years through ten years........       3,094        3,156
Over ten years...........................       2,425        2,558
                                           -----------  -----------
    Total................................   $  13,885    $  14,176
                                           -----------  -----------
                                           -----------  -----------

                                                                              67
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    Sales of fixed maturities, excluding short-term fixed maturities, for the years ended December 31, 1997, 1996 and 1995 resulted in proceeds of $4.2 billion, $3.5 billion and $4.8 billion, gross realized capital gains of $169, $87 and $91, gross realized capital losses (including writedowns) of $176, $298 and $72, respectively. Sales of equity security investments for the years ended December 31, 1997, 1996 and 1995 resulted in proceeds of $132, $74 and $64, gross realized capital gains of $12, $2 and $28 and gross realized capital losses of $0, $0 and $59, respectively.

(F) CONCENTRATION OF CREDIT RISK

    Excluding investments in U.S. government and agencies, the Company has not invested in the securities of a single issuer in amounts greater than 10% of stockholder's equity at December 31, 1997.

(G) DERIVATIVE INSTRUMENTS

    The Company utilizes a variety of derivative instruments, including swaps, caps, floors, forwards and exchange traded futures and options, in accordance with Company policy and in order to achieve one of three Company approved objectives: to hedge risk arising from interest rate, price or currency exchange rate volatility; to manage liquidity; or, to control transactions costs. The Company utilizes derivative instruments to manage market risk through four principal risk management strategies: hedging anticipated transactions, hedging liability instruments, hedging invested assets and hedging portfolios of assets and/or liabilities. The Company does not trade in these instruments for the express purpose of earning trading profits.
    The Company maintains a derivatives counterparty exposure policy which establishes market-based credit limits, favors long-term financial stability and creditworthiness, and typically requires credit enhancement/credit risk reducing agreements. Credit risk is measured as the amount owed to the Company based on current market conditions and potential payment obligations between the Company and its counterparties. Credit exposures are quantified weekly and netted, and collateral is pledged to or held by the Company to the extent the current value of derivatives exceed exposure policy thresholds.

    The Company's derivative program is monitored by an internal compliance unit and is reviewed by senior management and Hartford Life's Finance Committee. Notional amounts, which represent the basis upon which pay or receive amounts are calculated and are not reflective of credit risk, pertaining to derivative financial instruments (excluding the Company's guaranteed separate account derivative investments), totaled $6.5 billion and $9.9 billion ($4.6 billion and $7.4 billion related to the Company's investments, $1.9 billion and $2.5 billion on the Company's liabilities) at December 31, 1997 and 1996, respectively.

    The table below provides a summary of derivative instruments held by the Company at December 31, 1997 and 1996, segregated by major investment and liability category:

                                                          1997 -- AMOUNT HEDGED (NOTIONAL AMOUNTS)
                                     ----------------------------------------------------------------------------------
                                                           PURCHASED
                                                             CAPS,                                FOREIGN
                                      TOTAL      ISSUED      FLOORS                   INTEREST    CURRENCY     TOTAL
                                     CARRYING    CAPS &       AND        FUTURES        RATE       SWAPS      NOTIONAL
           ASSETS HEDGED              VALUE      FLOORS     OPTIONS        (2)         SWAPS        (3)        AMOUNT
-----------------------------------  --------   --------   ----------   ----------   ----------   --------   ----------
Asset backed securities (excluding
 inverse floaters and
 anticipatory).....................  $  5,253   $    500   $ 1,404      $    28      $      221     $--       $ 2,153
Inverse floaters (1)...............        75         47        80           --              25      --           152
Anticipatory (4)...................        --         --        --           --              --      --            --
Other bonds and notes..............     7,531        462       460           22           1,258      91         2,293
Short-term investments.............     1,317         --        --           --              --      --            --
                                     --------   --------   ----------       ---      ----------     ---      ----------
    Total fixed maturities.........    14,176      1,009     1,944           50           1,504      91         4,598
Equity securities, policy loans and
 other investments.................     3,983         --        --           --              --      --            --
                                     --------   --------   ----------       ---      ----------     ---      ----------
    Total investments..............  $ 18,159   $  1,009   $ 1,944      $    50      $    1,504     $91       $ 4,598
    Long term debt.................        --         --        --           --              --      --            --
    Other policy claims............        --         10       150           --           1,747      --         1,907
                                     --------   --------   ----------       ---      ----------     ---      ----------
  Total derivatives -- notional
   value...........................  $     --   $  1,019   $ 2,094      $    50      $    3,251     $91       $ 6,505
                                     --------   --------   ----------       ---      ----------     ---      ----------
Total derivatives -- fair value....  $     --   $     (8)  $    23      $    --      $       19     $(6)      $    28
                                     --------   --------   ----------       ---      ----------     ---      ----------
                                     --------   --------   ----------       ---      ----------     ---      ----------

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                                                      1996 --AMOUNT HEDGED (NOTIONAL AMOUNTS)
                                     --------------------------------------------------------------------------
                                                                                              FOREIGN
                                      TOTAL    ISSUED    PURCHASED                 INTEREST   CURRENCY   TOTAL
                                     CARRYING  CAPS &   CAPS, FLOORS                 RATE      SWAPS    NOTIONAL
           ASSETS HEDGED              VALUE    FLOORS   AND OPTIONS   FUTURES (2)    SWAPS      (3)     AMOUNT
-----------------------------------  --------  -------  ------------  -----------  ---------  --------  -------
Asset backed securities (excluding
 inverse floaters and
 anticipatory).....................  $  5,242  $   500    $   2,454       $  --     $    941    $  --   $3,895
Inverse floaters (1)...............       352       98          856          --          346       --    1,300
Anticipatory (4)...................        --       --           --         132           --       --      132
Other bonds and notes..............     7,369      425          440           5        1,079      125    2,074
Short-term investments.............       661       --           --          --           --       --       --
                                     --------  -------  ------------      -----    ---------  --------  -------
    Total fixed maturities.........    13,624    1,023        3,750         137        2,366      125    7,401
Equity securities, policy loans and
 other investments.................     4,011       --           --          --           19       --       19
                                     --------  -------  ------------      -----    ---------  --------  -------
    Total investments..............  $ 17,635  $ 1,023    $   3,750       $ 137     $  2,385    $ 125   $7,420
    Long term debt.................        --       --           --          --           --       --       --
    Other policy claims............        --       10          150          --        2,351       --    2,511
                                     --------  -------  ------------      -----    ---------  --------  -------
    Total derivatives -- notional
     value.........................  $     --  $ 1,033    $   3,900       $ 137     $  4,736    $ 125   $9,931
                                     --------  -------  ------------      -----    ---------  --------  -------
    Total derivatives -- fair
     value.........................  $     --  $   (10)   $      38       $  --     $      2    $  (9 ) $   21
                                     --------  -------  ------------      -----    ---------  --------  -------
                                     --------  -------  ------------      -----    ---------  --------  -------

---------

    (1) Inverse floaters are variations of collateralized mortgage obligations ("CMO's") for which the coupon rates move inversely with an index rate such as the London interbank offered rate ("LIBOR"). The risk to principal is considered negligible as the underlying collateral for the securities is guaranteed or sponsored by government agencies. To address the volatility risk created by the coupon variability, the Company uses a variety of derivative instruments, primarily interest rate swaps, caps and floors.

    (2) As of December 31, 1997 and 1996, over 44% and 39% , respectively, of the notional futures contracts expire within one year.

    (3) As of December 31, 1997 and 1996, over 16% and 42%, respectively, of foreign currency swaps expire within one year; the balance matures over the succeeding 9 years.

    (4) Deferred gains and losses on anticipatory transactions are included in the carrying value of fixed maturities in the Consolidated Balance Sheets. At the time of the ultimate purchase, they are reflected as a basis adjustment to the purchased asset. At December 31, 1997, the Company had $0 deferred gains and losses. At December 31, 1996, the Company had $0.9 in net deferred gains for futures, interest rate swaps and purchased options of which $2.0 was basis adjusted in 1997.

    The following is a reconciliation of notional amounts by derivative type and strategy as of December 31, 1997 and 1996:

                                             DECEMBER 31, 1996               MATURITIES/    DECEMBER 31, 1997
                                              NOTIONAL AMOUNT    ADDITIONS TERMINATIONS (1)  NOTIONAL AMOUNT
                                             -----------------   -------- ----------------- -----------------
BY DERIVATIVE TYPE
Caps.........................................      $1,755         $   14       $  530            $1,239
Floors.......................................       3,168             28        1,332             1,864
Swaps/Forwards...............................       4,861            941        2,460             3,342
Futures......................................         137            131          218                50
Options......................................          10             --           --                10
                                                 -------         --------     -------           -------
    Total....................................      $9,931         $1,114       $4,540            $6,505
                                                 -------         --------     -------           -------
BY STRATEGY
Liability....................................      $2,511         $  191       $  795            $1,907
Anticipatory.................................         132              4          136                --
Asset........................................       2,112            739        1,046             1,805
Portfolio....................................       5,176            180        2,563             2,793
                                                 -------         --------     -------           -------
    Total....................................      $9,931         $1,114       $4,540            $6,505
                                                 -------         --------     -------           -------
                                                 -------         --------     -------           -------

---------

(1) During 1997, the Company had no significant gains or losses on terminations of hedge positions using derivative financial instruments.

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 5. FAIR VALUE OF FINANCIAL INSTRUMENTS

    Statement of Financial Accounting Standards No. 107 "Disclosure about Fair Value of Financial Instruments" requires disclosure of fair value information of financial instruments. For certain financial instruments where quoted market prices are not available, other independent valuation techniques and assumptions are used. Because considerable judgment is used, these estimates are not necessarily indicative of amounts that could be realized in a current market exchange. SFAS No. 107 excludes certain financial instruments from disclosure, including insurance contracts.

    For cash, short-term investments, accounts receivable, policy loans, mortgage loans and other liabilities, carrying amounts on the Consolidated Balance Sheets approximate fair value.

    Fair value for fixed maturities and marketable equity securities are based upon quoted market prices. Fair value for securities that are not publicly traded are analytically determined. These amounts are disclosed in Note 4 of Notes to Consolidated Financial Statements.

    The fair value of derivative financial instruments, including swaps, caps, floors, futures, options and forward commitments, is determined using a pricing model which is validated through quarterly comparison to dealer quoted prices. Amounts are disclosed in Note 4 of Notes to Consolidated Financial Statements.

    Fair value for partnerships and trusts are based on external market valuations from partnership and trust management.

    Other policy claims and benefits payable fair value information is determined by estimating future cash flows, discounted at the current market rate.

    The carrying amount and fair values of the Company's financial instruments at December 31, 1997 and 1996 were as follows:

                                                                1997                1996
                                                         ------------------  ------------------
                                                         CARRYING    FAIR    CARRYING    FAIR
                                                          AMOUNT     VALUE    AMOUNT     VALUE
                                                         ---------  -------  ---------  -------
ASSETS
  Fixed maturities.....................................   $ 14,176  $14,176   $ 13,624  $13,624
  Equity securities....................................        180      180        119      119
  Policy loans.........................................      3,756    3,756      3,836    3,836
  Mortgage loans.......................................         --       --          2        2
  Investments in partnerships, trusts and other........         47       91         54      104
LIABILITIES
  Other policy benefits................................   $ 11,769  $11,755   $ 11,707  $11,469

 6. SEPARATE ACCOUNTS

    The Company maintained separate account assets and liabilities totaling $69.1 billion and $49.7 billion at December 31, 1997 and 1996, respectively, which are reported at fair value. Separate account assets are segregated from other investments and net investment income and net realized capital gains and losses accrue directly to the policyholder. Separate accounts reflect two categories of risk assumption: non-guaranteed separate accounts totaling $58.6 billion and $39.4 billion at December 31, 1997 and 1996, respectively, wherein the policyholder assumes the investment risk, and guaranteed separate accounts totaling $10.5 and $10.3 billion at December 31, 1997 and 1996, respectively, wherein the Company contractually guarantees either a minimum return or account value to the policyholder. Included in the non-guaranteed category were policy loans totaling $1.9 billion and $2.0 billion at December 31, 1997 and 1996, respectively. Net investment income (including net realized capital gains and losses) and interest credited to policyholders on separate account assets are not reflected in the Consolidated Statements of Income.

    Separate account management fees were $699, $538 and $387 in 1997, 1996 and 1995, respectively. The guaranteed separate accounts include fixed market value adjusted individual annuity and modified guaranteed life insurance. The average credited interest rate on these contracts was 6.52% at December 31, 1997. The assets that support these liabilities were comprised of $10.2 billion in fixed maturities as of December 31, 1997. The portfolios are segregated from other investments and are managed to minimize liquidity and interest rate risk. In order to minimize the risk of disintermediation associated with early withdrawals, fixed MVA annuity and modified guaranteed life insurance contracts carry a graded surrender charge as well as a market value adjustment. Additional investment risk is hedged using a variety of derivatives which totaled $119 in carrying value and $3.0 billion in notional amounts as of December 31, 1997.

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 7. INCOME TAX

    Hartford Life and The Hartford have entered into a tax sharing agreement under which each member in the consolidated U.S. Federal income tax return will make payments between them such that, with respect to any period, the amount of taxes to be paid by the Company, subject to certain adjustments, generally will be determined as though the Company were filing separate Federal, state and local income tax returns.

    As long as The Hartford continues to beneficially own, directly or indirectly, at least 80% of the combined voting power and 80% of the value of the outstanding capital stock of Hartford Life, the Company will be included for Federal income tax purposes in the affiliated group of which The Hartford is the common parent. To the extent allowed by law, it is the intention of The Hartford and its subsidiaries to continue to file a single consolidated Federal income tax return. The Company will continue to remit (receive from) The Hartford a current income tax provision (benefit) computed in accordance with such tax sharing agreement. The Company's effective tax rate was 36%, 35% and 32% in 1997, 1996 and 1995, respectively.

    Income tax expense is as follows:

                                                    FOR THE YEARS ENDED
                                                       DECEMBER 31,
                                                 -------------------------
                                                 1997     1996       1995
                                                 ----    ------     ------
Current......................................    $119    $  122     $  211
Deferred.....................................      48      (102)      (149)
                                                 ----    ------     ------
  Income tax expense.........................    $167    $   20     $   62
                                                 ----    ------     ------
                                                 ----    ------     ------

    A reconciliation of the tax provision at the U.S. Federal statutory rate to the provision for income taxes is as follows:

                                              FOR THE YEARS ENDED DECEMBER 31,
                                             -----------------------------------
                                               1997        1996         1995
                                             ---------     -----        -----
Tax provision at the U.S. Federal statutory
 rate......................................  $     164   $      20    $      67
Tax-exempt income..........................         --          --           (3)
Foreign tax credit.........................         --          --           (4)
Other......................................          3          --            2
                                             ---------         ---          ---
  Total....................................  $     167   $      20    $      62
                                             ---------         ---          ---
                                             ---------         ---          ---

    Deferred tax assets include the following at December 31:

                                                     1997       1996
                                                   ---------  ---------
Tax return deferred acquisition costs............  $     639  $     514
Financial statement deferred acquisition costs
 and reserves....................................       (366)      (242)
Employee benefits................................          5          8
Net unrealized capital gains on securities.......        (96)       (16)
Investments and other............................        166        210
                                                   ---------  ---------
  Total..........................................  $     348  $     474
                                                   ---------  ---------
                                                   ---------  ---------

    Income taxes paid were $9, $189 and $162 in 1997, 1996 and 1995, respectively. The Company had a current tax payment of $27 due to The Hartford at December 31, 1997 and a tax refund due from The Hartford of $72 at December 31, 1996.

    Prior to the Tax Reform Act of 1984, the Life Insurance Company Income Tax Act of 1959 permitted the deferral from taxation of a portion of statutory income under certain circumstances. In these situations, the deferred income was accumulated in a "Policyholders' Surplus Account" and will be taxable in the future only under conditions which management considers to be remote; therefore, no Federal income taxes have been provided on this deferred income. The balance for tax return purposes of the Policyholders' Surplus Account as of December 31, 1997 was $37.

 8. POSTRETIREMENT BENEFIT AND SAVINGS PLANS

(A) PENSION PLANS

    The Company's employees are included in The Hartford's noncontributory defined benefit pension plans. These plans provide pension benefits that are based on years of service and the employee's compensation during the last ten years of employment. The Company's funding policy is to contribute annually an amount between the minimum funding requirements set forth in the Employee Retirement Income Security Act of 1974, as amended, and the maximum amount that can be deducted for U.S. Federal income tax purposes. Generally, pension costs are funded through the purchase of the Company's group pension contracts. The cost to the Company was approximately $5, $5 and $2 in 1997, 1996 and 1995, respectively.

    The Company also provides, through The Hartford, certain health care and life insurance benefits for eligible retired employees. A substantial portion of the Company's employees may become eligible for these benefits upon retirement. The Company's contribution for health care benefits will depend on the retiree's date of retirement and years of service. In addition, the plan has a defined dollar cap which limits average Company contributions. The Company has prefunded a portion of the health care and life insurance obligations through trust funds where such prefunding can be accomplished on a tax effective basis. Postretirement health care and life insurance benefits expense, allocated by The Hartford, was immaterial to the results of operations for 1997, 1996 and 1995, respectively.

    The assumed rate in the per capita cost of health care (the health care trend rate) was 8.5% for 1997, decreasing ratably to 6.0% in the year 2001. Increasing the health care trend rates by one percent per year would have an immaterial impact on the accumulated postretirement benefit obligation and the annual expense. To the extent that the actual experience differs from the inherent assumptions,

                                                                              71
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the effect will be amortized over the average future service of covered employees.

(B) INVESTMENT AND SAVINGS PLAN
Substantially all employees of the Company are eligible to participate in The Hartford's Investment and Savings Plan. Under this plan, designated contributions, which may be invested in Class A Common Stock of Hartford Life or certain other investments, are matched, up to 3% of compensation, by the Company. The cost to the Company for the above-mentioned plans was approximately $2 in 1997.

 9. STOCK COMPENSATION PLANS

    During the second quarter of 1997, Hartford Life adopted the 1997 HLI Incentive Stock Plan (the "Plan"). Under the Plan, options granted may be either non-qualified options or incentive stock options qualifying under Section 422A of the Internal Revenue Code. The aggregate number of shares of Class A Common Stock which may be awarded in any one year shall be subject to an annual limit. The maximum number of shares of Class A Common Stock which may be granted under the Plan in each year shall be 1.5% of the total issued and outstanding shares of Hartford Life Class A Common Stock and treasury stock as reported in the Annual Report on Hartford Life's Form 10-K for the preceding year plus unused portions of such limit from prior years. In addition, no more than 5,000,000 shares of Class A Common Stock shall be cumulatively available for awards of incentive stock options under the Plan, and no more than 20% of the total number of shares on a cumulative basis shall be available for restricted stock and performance shares.

    All options granted have an exercise price equal to the market price of Hartford Life's stock on the date of grant and an option's maximum term is ten years. Certain nonperformance based options become exercisable upon the attainment of specified market price appreciation of Hartford Life's common shares or at seven years after the date of grant, while the remaining nonperformance based options become exercisable over a three year period commencing with the date of grant.

    Also included in the Plan are long term performance awards which become payable upon the attainment of specific performance goals achieved over a three year period.

    During the second quarter of 1997, Hartford Life established the HLI Employee Stock Purchase Plan ("ESPP"). Under this plan, eligible employees of Hartford Life and the Company may purchase Class A Common Stock of Hartford Life at a 15% discount from the lower of the market price at the beginning or end of the quarterly offering period. Hartford Life may sell up to 2,700,000 shares of stock to eligible employees. Hartford Life sold 54,316 shares under the ESPP in 1997.

 10. REINSURANCE

    The Company cedes insurance to other insurers, including its parent HLA, in order to limit its maximum loss. Such transfer does not relieve the Company of its primary liability. The Company also assumes insurance from other insurers. Failure of reinsurers to honor their obligations could result in losses to the Company. The Company evaluates the financial condition of its reinsurers and monitors concentration of credit risk.

    Net premiums and other considerations were comprised of the following:

                                                   FOR THE YEARS ENDED DECEMBER 31,
                                                 -------------------------------------
                                                   1997          1996          1995
                                                 ---------     ---------     ---------
Gross premiums...............................     $  2,164      $  2,138      $  1,545
Assumed......................................          159           190           591
Ceded........................................         (686)         (623)         (649)
                                                 ---------     ---------     ---------
  Net premiums and other considerations......     $  1,637      $  1,705      $  1,487
                                                 ---------     ---------     ---------
                                                 ---------     ---------     ---------

    The Company ceded approximately $76, $100 and $101 of group life premium in 1997, 1996 and 1995, respectively, representing $33.6 billion, $33.3 billion and $32.3 billion of insurance in force, respectively. The Company ceded $339, $318 and $320 of accident and health premium to HLA in 1997, 1996 and 1995, respectively. The Company assumed $89, $101 and $103 of premium in 1997, 1996 and 1995, respectively, representing $8.2 billion, $8.5 billion and $8.5 billion of individual life insurance in force, respectively, from HLA.

    Life reinsurance recoveries, which reduce death and other benefits, approximated $158, $140 and $220 for the years ended December 31, 1997, 1996 and 1995, respectively.

    As of December 31, 1997, the Company had reinsurance recoverables of $5.0 billion from Mutual Benefit Life Assurance Corporation ("Mutual Benefit"), supported by assets in a security trust of $5.0 billion (including policy loans and accrued interest of $4.5 billion). The risk of Mutual Benefit becoming insolvent is mitigated by the reinsurance agreement's requirement that the assets be kept in a security trust with the Company as sole beneficiary. The Company has no other significant reinsurance-related concentrations of credit risk.

 11. RELATED PARTY TRANSACTIONS

    Transactions of the Company with HA&I and its affiliates relate principally to tax settlements, reinsurance, insurance coverage, rental and service fees, payment of dividends and capital contributions. In addition, certain affiliated insurance companies purchased group annuity contracts from the Company to fund pension costs and claim annuities to settle casualty claims. Substantially all general insurance expenses related to the Company, including rent and employee benefit plan expenses, are initially paid by The Hartford. Direct expenses are allocated to the Company using specific identification, and indirect expenses are allocated using other applicable methods. Indirect expenses include those for corporate areas which,

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depending on type, are allocated based on either a percentage of direct expenses or on utilization. Indirect expenses allocated to the Company by The Hartford were $34, $40, and $45 in 1997, 1996 and 1995, respectively. Management believes that the methods used are reasonable.

    The rent paid to Hartford Fire for space occupied by the Company was $7 in 1997, and $3 in 1996 and 1995. The Company expects to pay annual rent of $7 in 1998 and 1999, respectively, $12 in 2000 and 2001, respectively, $13 in 2002 and $87 thereafter, over the remaining term of the sublease, which expires on December 31, 2009. Rental expense is recognized over a level basis over the term of the sublease and amounted to approximately $9 in 1997 and $8 in 1996 and 1995.

 12. STATUTORY RESULTS

    The domestic insurance subsidiaries of Hartford Life prepare their statutory financial statements in accordance with accounting practices prescribed by the State of Connecticut Insurance Department. Prescribed statutory accounting practices include publications of the National Association of Insurance Commissioners ("NAIC"), as well as state laws, regulations, and general administrative rules.

                                                    FOR THE YEARS ENDED
                                                        DECEMBER 31,
                                                 --------------------------
                                                  1997      1996      1995
                                                 ------    ------    ------
Statutory net income.........................    $  214    $  144    $  112
                                                 ------    ------    ------
Statutory surplus............................    $1,441    $1,207    $1,125
                                                 ------    ------    ------
                                                 ------    ------    ------

    A significant percentage of the consolidated statutory surplus is permanently reinvested or is subject to various state regulatory restrictions which limit the payment of dividends without prior approval. The total amount of statutory dividends which may be paid by the insurance subsidiaries of the Company in 1998 is estimated to be $144.

 13. COMMITMENTS AND CONTINGENT LIABILITIES

(A) LITIGATION

    The Company is involved in pending and threatened litigation in the normal course of its business in which claims for monetary and punitive damages have been asserted. Although there can be no assurances, management, at the present time, does not anticipate that the ultimate liability arising from such pending or threatened litigation will have a material effect on the financial condition or operating results of the Company.

(B) GUARANTY FUNDS

    Under insurance guaranty fund laws in each state, the District of Columbia and Puerto Rico, insurers licensed to do business can be assessed by state insurance guaranty associations for certain obligations of insolvent insurance companies to policyholders and claimants. Recent regulatory actions against certain large life insurers encountering financial difficulty have prompted various state insurance guaranty associations to begin assessing life insurance companies for the deemed losses. Most of these laws do provide, however, that an assessment may be excused or deferred if it would threaten an insurer's solvency and further provide annual limits on such assessments. A large part of the assessments paid by the Company's insurance subsidiaries pursuant to these laws may be used as credits for a portion of the Company's insurance subsidiaries' premium taxes. The Company paid guaranty fund assessments of approximately $15, $11 and $10 in 1997, 1996 and 1995, respectively, of which $4, $5, and $6 were estimated to be creditable against premium taxes.

 14. BUSINESS SEGMENT INFORMATION

    The Company, along with its parent, sells financial products such as fixed and variable annuities, retirement plan services, and life and disability insurance on both an individual and a group basis. The Company divides its core businesses into three segments: Annuity, Individual Life Insurance, and Employee Benefits. The Company also maintains a Guaranteed Investment Contracts segment, which is primarily comprised of guaranteed rate contract business written prior to 1995 and a Corporate Operation. The Annuity segment offers individual variable annuities and fixed market value adjusted annuities, deferred compensation and retirement plan services, mutual funds, investment management services and other financial products. The Individual Life Insurance segment sells a variety of individual life insurance products, including variable life, universal life, interest-sensitive whole life, and term life policies. The Employee Benefits segment sells group insurance products, including group life, group short and long-term disability and corporate owned life insurance, and engages in certain international operations. The Guaranteed Investment Contracts segment sells a limited amount of guaranteed investment contracts and contains Closed Book GRC. Through its Corporate Operation, the Company reports items that are not directly allocable to any of its business segments. Included in the Corporate Operation are unallocated income and expense and certain other items not directly allocable to any segment. Net realized capital gains and losses are recognized in the period of realization, but are allocated to the segments utilizing durations of the segment portfolios.

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    The following table outlines revenues, operating income and assets by business segment:

                                                            FOR THE YEARS ENDED DECEMBER 31,
                                                           ----------------------------------
                                                             1997         1996         1995
                                                           --------     --------     --------
REVENUES
  Annuity..............................................    $  1,269     $    968     $    759
  Individual Life Insurance............................         487          440          383
  Employee Benefits....................................         972        1,366        1,273
  Guaranteed Investment Contracts......................         241           34          337
  Corporate Operation..................................          40           81           52
                                                           --------     --------     --------
    Total revenues.....................................    $  3,009     $  2,889     $  2,804
                                                           --------     --------     --------
                                                           --------     --------     --------
INCOME (LOSS) BEFORE INCOME TAX EXPENSE (BENEFIT)
  Annuity..............................................    $    317     $    226     $    171
  Individual Life Insurance............................          85           68           56
  Employee Benefits....................................          53           44           37
  Guaranteed Investment Contracts......................          --         (346)        (103)
  Corporate Operation..................................          14           66           30
                                                           --------     --------     --------
    Total income before income tax expense.............    $    469     $     58     $    191
                                                           --------     --------     --------
                                                           --------     --------     --------
ASSETS
  Annuity                                                  $ 69,152     $ 52,877     $ 39,732
  Individual Life Insurance............................       4,918        3,753        3,173
  Employee Benefits....................................      18,196       14,708       13,494
  Guaranteed Investment Contracts......................       3,347        4,533        6,069
  Corporate Operation..................................       2,343        1,891        1,729
                                                           --------     --------     --------
    Total assets.......................................    $ 97,956     $ 77,762     $ 64,197
                                                           --------     --------     --------
                                                           --------     --------     --------

74
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   SCHEDULE I -- SUMMARY OF INVESTMENTS OTHER THAN INVESTMENTS IN AFFILIATES
                            AS OF DECEMBER 31, 1997
                                 (IN MILLIONS)

                                                                   AMOUNT AT
                                                                     WHICH
                                                         FAIR       SHOWN ON
TYPE OF INVESTMENT                              COST     VALUE   BALANCE SHEET
---------------------------------------------  -------  -------  --------------
Fixed Maturities
Bonds and Notes
  U. S. gov't and gov't agencies and
   authorities (guaranteed and sponsored)      $   217  $   219     $   219
  U. S. gov't and gov't agencies and
   authorities (guaranteed and sponsored) --
   asset-backed..............................    1,175    1,204       1,204
  States, municipalities and political
   subdivisions..............................      211      217         217
  International governments..................      376      393         393
  Public utilities...........................      871      894         894
  All other corporate including
   international.............................    5,033    5,208       5,208
  All other corporate -- asset-backed........    4,091    4,124       4,124
  Short-term investments.....................    1,318    1,318       1,318
Certificates of deposit......................      593      599         599
                                               -------  -------     -------
Total fixed maturities.......................   13,885   14,176      14,176
                                               -------  -------     -------
Equity Securities
Common Stocks
  Public utilities...........................       --       --          --
  Banks, trusts and insurance companies......       --       --          --
  Industrial and miscellaneous...............      166      180         180
  Nonredeemable preferred stocks.............       --       --          --
                                               -------  -------     -------
Total equity securities......................      166      180         180
                                               -------  -------     -------
Total fixed maturities and equity
 securities..................................   14,051   14,356      14,356
                                               -------  -------     -------
Real Estate..................................       --       --          --
Other Investments
  Mortgage loans on real estate..............       --       --          --
  Policy loans...............................    3,756    3,756       3,756
  Investments in partnerships, trusts and
   other.....................................       47       91          47
                                               -------  -------     -------
Total other investments......................    3,803    3,847       3,803
                                               -------  -------     -------
Total investments............................  $17,854  $18,203     $18,159
                                               -------  -------     -------
                                               -------  -------     -------

                                                                              75
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              SCHEDULE III -- SUPPLEMENTARY INSURANCE INFORMATION
              FOR THE YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995
                                 (IN MILLIONS)

                                                              FUTURE
                                                              POLICY
                                                             BENEFITS,
                                                              UNPAID       OTHER
                                                DEFERRED      CLAIMS       POLICY
                                                 POLICY      AND CLAIM   CLAIMS AND      PREMIUMS          NET
                                               ACQUISITION   ADJUSTMENT   BENEFITS       AND OTHER      INVESTMENT
SEGMENT                                           COSTS      EXPENSES     PAYABLE     CONSIDERATIONS     INCOME
---------------------------------------------  -----------   ---------   ----------   ---------------   ---------

1997
Annuity......................................    $2,478       $2,070      $ 6,838         $  769         $  500
Individual Life Insurance....................       837          392        2,182            323            164
Employee Benefits............................        --          780        9,232            541            431
Guaranteed Investment Contracts..............        --           --        2,782              2            239
Corporate Operation..........................        --           28           --              2             34
                                               -----------   ---------   ----------       ------        ---------
Consolidated operations......................    $3,315       $3,270      $21,034         $1,637         $1,368
                                               -----------   ---------   ----------       ------        ---------
                                               -----------   ---------   ----------       ------        ---------

1996
Annuity......................................    $2,030       $1,526      $ 6,016         $  535         $  433
Individual Life Insurance....................       730          346        2,160            287            153
Employee Benefits............................        --          574        9,834            881            485
Guaranteed Investment Contracts..............        --           --        4,124              2            251
Corporate Operation..........................        --           28           --             --             75
                                               -----------   ---------   ----------       ------        ---------
Consolidated operations......................    $2,760       $2,474      $22,134         $1,705         $1,397
                                               -----------   ---------   ----------       ------        ---------
                                               -----------   ---------   ----------       ------        ---------

1995
Annuity......................................    $1,561       $1,314      $ 5,661         $  319         $  400
Individual Life Insurance....................       615          706        1,932            246            137
Employee Benefits............................        12          325        9,285            922            351
Guaranteed Investment Contracts..............        --           28        5,720             --            377
Corporate Operation..........................        --           --           --             --             63
                                               -----------   ---------   ----------       ------        ---------
Consolidated operations......................    $2,188       $2,373      $22,598         $1,487         $1,328
                                               -----------   ---------   ----------       ------        ---------
                                               -----------   ---------   ----------       ------        ---------


                                                   NET        BENEFITS,    AMORTIZATION
                                                REALIZED     CLAIMS AND     OF DEFERRED
                                                 CAPITAL        CLAIM         POLICY
                                                  GAINS      ADJUSTMENT     ACQUISITION    DIVIDENDS TO     OTHER
SEGMENT                                         (LOSSES)      EXPENSES         COSTS       POLICYHOLDERS   EXPENSES
---------------------------------------------  -----------   -----------   -------------   -------------  ----------
1997
Annuity......................................    $  --         $  445          $250            $ --         $  257
Individual Life Insurance....................       --            242            83              --             77
Employee Benefits............................       --            425             2             240            252
Guaranteed Investment Contracts..............       --            232            --              --              9
Corporate Operation..........................        4             35            --              --             (9)
                                               -----------   -----------      -----           -----          -----
Consolidated operations......................    $   4         $1,379          $335            $240         $  586
                                               -----------   -----------      -----           -----          -----
                                               -----------   -----------      -----           -----          -----
1996
Annuity......................................    $  --         $  412          $174            $ --         $  156
Individual Life Insurance....................       --            245            59              --             68
Employee Benefits............................       --            546            --             635            141
Guaranteed Investment Contracts..............     (219)           332             1              --             47
Corporate Operation..........................        6             --            --              --             15
                                               -----------   -----------      -----           -----          -----
Consolidated operations......................    $(213)        $1,535          $234            $635         $  427
                                               -----------   -----------      -----           -----          -----
                                               -----------   -----------      -----           -----          -----
1995
Annuity......................................    $  --         $  317          $117            $ --         $  114
Individual Life Insurance....................       --            203            70              --             54
Employee Benefits............................       --            424            --             675            137
Guaranteed Investment Contracts..............       --            453            12              --             15
Corporate Operation..........................      (11)            25            --              --             (3)
                                               -----------   -----------      -----           -----          -----
Consolidated operations......................    $ (11)        $1,422          $199            $675         $  317
                                               -----------   -----------      -----           -----          -----
                                               -----------   -----------      -----           -----          -----

76
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                           SCHEDULE IV -- REINSURANCE
                                 (IN MILLIONS)

                                                                 CEDED TO      ASSUMED FROM               PERCENTAGE
                                                     GROSS        OTHER           OTHER         NET        OF AMOUNT
                                                     AMOUNT     COMPANIES       COMPANIES      AMOUNT   ASSUMED TO NET
                                                    --------  --------------  --------------  --------  ---------------
For the year ended December 31, 1997
Life insurance in force...........................  $245,487     $ 178,771       $  33,156    $ 99,872        33.2%
Insurance revenues
  Life insurance and annuities....................     1,818           340             157       1,635         9.6%
  Accident and health insurance...................       346           346               2           2       100.0%
                                                    --------  --------------       -------    --------
Total insurance revenues..........................  $  2,164     $     686       $     159    $  1,637         9.7%
                                                    --------  --------------       -------    --------
                                                    --------  --------------       -------    --------
For the year ended December 31, 1996
  Life insurance in force.........................  $177,094     $ 106,146       $  31,957    $102,905        31.1%
Insurance revenues
  Life insurance and annuities....................     1,801           298             169       1,672        10.1%
  Accident and health insurance...................       337           325              21          33        63.6%
                                                    --------  --------------       -------    --------
Total insurance revenues..........................  $  2,138     $     623       $     190    $  1,705        11.1%
                                                    --------  --------------       -------    --------
                                                    --------  --------------       -------    --------
For the year ended December 31, 1995
  Life insurance in force.........................  $182,716     $ 112,774       $  26,996    $ 96,938        27.8%
Insurance revenues
  Life insurance and annuities....................     1,232           325             574       1,481        38.8%
  Accident and health insurance...................       313           324              17           6       283.3%
                                                    --------  --------------       -------    --------
Total insurance revenues..........................  $  1,545     $     649       $     591    $  1,487        39.7%
                                                    --------  --------------       -------    --------
                                                    --------  --------------       -------    --------

                                    PART II

                         CONTENTS OF REGISTRATION STATEMENT

This Registration Statement comprises the following papers and documents:

     The facing sheet.

     Reconciliation and tie between items in N-8B-2 and Prospectus.

     The prospectuses consisting of 76 pages.

     The undertaking to file reports.

     Representation of Reasonableness of Fees.



     The undertaking pursuant to Rule 484(b)(1) under the Securities Act of 1933.



     The signatures.

     Written consents of the following persons:



        A. Pauline Gyllenhammer, FSA, MAAA (Exhibit 6)

        B. Arthur Andersen LLP, Independent Public Accountants (Exhibit 7)



     The following exhibits:

1. Copies of all exhibits required by paragraph A of instructions for Exhibits to Form N-8B-2:


     (1) Resolution of Board of Directors of Hartford Life Insurance Company ("Hartford") authorizing the establishment of ICMG Registered Variable Life Separate Account A.(1)


     (2)     Not applicable.


     (3)(a)  Principal Underwriting Agreement.(4)

     (3)(b)  Form of Selling Agreements.(5)


     (3)(c)  Not Applicable.

     (4)     Not Applicable.


     (5) Form of Group Flexible Premium Life Insurance Policy and Certificate for Group Flexible Premium Variable Life Insurance Policy.(1)

     (6)(a)  Charter of Hartford.(2)

     (6)(b)  Bylaws of Hartford.(3)


     (7)     Not Applicable.

     (8)     Not Applicable.

     (9)     Not Applicable.


     (10) Form of Enrollment Form for Certificate Issued Under Group Flexible Premium Variable Life Insurance Policies.(4)

2. Opinion and Counsel of Lynda Godkin, Senior Vice President, General Counsel and Corporate Secretary.

3. No financial statement has been omitted from the Prospectus pursuant to Instruction 1(b) or (c) of Part I.

4.   Not applicable.

5.   Not applicable.

6.   Opinion and Consent of Pauline Gyllenhammer, FSA, MAAA.

7.   Consent of Arthur Andersen LLP, Independent Public Accountants.

8.   Copy of Power of Attorney.1

__________

(1) Incorporated by reference to the Initial filing to the Registration Statement on Form S-6, File No. 333-60515, of Hartford Life
     Insurance Company filed with the Securities and Exchange Commission on August 3, 1998.

(2) Incorporated by reference to Post-Effective Amendment No. 4 to the Registration Statement on Form S-6, File No. 33-83656, of Hartford Life Insurance Company filed with the Securities and Exchange Commission on April 14, 1997.

(3) Incorporated by reference to Post-Effective Amendment No. 3 to the Registration Statement on Form S-6, File No. 33-83656, of Hartford Life Insurance Company filed with the Securities and Exchange Commission on May 1, 1996.

(4) Incorporated by reference to the Initial Filing to the Registration Statement on Form S-6, File No. 33-63731, of Hartford Life and Annuity Insurance Company filed with the Securities and Exchange Commission on October 30, 1995.

(5) Incorporated by reference to Pre-Effective Amendment No. 1 to the Registration Statement on Form S-6, File No. 33-63731, of Hartford Life and Annuity Insurance Company filed with the Securities and Exchange Commission on May 21, 1996.

                          UNDERTAKING TO FILE REPORTS

     Subject to the terms and conditions of Section 15(d) of the Securities Exchange Act of 1934, the undersigned Registrant hereby undertakes to file with the Securities and Exchange Commission such supplementary and periodic information, documents, and reports as may be prescribed by any rule or regulation of the Commission heretofore or hereafter duly adopted pursuant to authority conferred in that section.

       UNDERTAKINGS AND REPRESENTATIONS AS REQUIRED BY RULE 6E-3(T)

1. Separate Account A meets the definition of "Separate Account" under Rule 6e-3(T).

2. Hartford undertakes to keep and make available to the Commission upon request any documents used to support any representations as to the reasonableness of fees.

                     REPRESENTATION OF REASONABLENESS OF FEES

     Hartford Life Insurance Company ("Hartford") hereby represents that the aggregate fees and charges under the Policy are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by Hartford.

                         UNDERTAKING ON INDEMNIFICATION

     Under Section 33-772 of the Connecticut General Statutes, unless limited by its certificate of incorporation, the Registrant must indemnify a director who was wholly successful, on the merits or otherwise, in the defense of any proceeding to which he was a party because he is or was a director of the corporation against reasonable expenses incurred by him in connection with the proceeding.

     The Registrant may indemnify an individual made a party to a proceeding because he is or was a director against liability incurred in the proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the Registrant, and, with respect to any criminal proceeding, had no reason to believe his conduct was unlawful. Conn. Gen. Stat. Section 33-771(a). Additionally, pursuant to Conn. Gen. Stat.
Section 33-776, the Registrant may indemnify officers and employees or agents for liability incurred and for any expenses to which they becomes subject by reason of being or having been an employees or officers of the Registrant. Connecticut law does not prescribe standards for the indemnification of officers, employees and agents and expressly states that their indemnification may be broader than the right of indemnification granted to directors.

     The foregoing statements are specifically made subject to the detailed provisions of Section 33-770 et seq.

     Notwithstanding the fact that Connecticut law obligates the Registrant to indemnify only a director that was successful on the merits in a suit, under Article VIII, Section 2 of the Registrant's bylaws, the Registrant must indemnify both directors and officers of the Registrant who are parties or threatened to be parties to a legal proceeding by reason of his being or having been a director or officer of the Registrant for any expenses if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the company, and with respect to criminal proceedings, had no reason to believe his conduct was unlawful. Unless otherwise mandated by a court, no indemnification shall be made if such officer or director is adjudged to be liable for negligence or misconduct in the performance of his duty to the Registrant.

     Additionally, the directors and officers of Hartford and Hartford Equity Sales Company, Inc. ("HESCO") are covered under a directors and officers liability insurance policy issued to The Hartford Financial Services Group, Inc. and its subsidiaries. Such policy will reimburse the Registrant for any payments that it shall make to directors and officers pursuant to law and will, subject to certain exclusions contained in the policy, further pay any other costs, charges and expenses and settlements and judgments arising from any proceeding involving any director or officer of the Registrant in his past or present capacity as such, and for which he may be liable, except as to any liabilities arising from acts that are deemed to be uninsurable.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the "Act") may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                  SIGNATURES


Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized, and attested, all in the Town of Simsbury, and State of Connecticut, on the 20th day of November, 1998.

                             ICMG REGISTERED VARIABLE LIFE
                             SEPARATE ACCOUNT A
                             (Registrant)

                             By: /s/ Gregory A. Boyko
                                 -----------------------------------------
                                 Gregory A. Boyko, Senior Vice President,
                                 Director


                             HARTFORD LIFE INSURANCE COMPANY
                             (Depositor)


                             By: /s/ Gregory A. Boyko
                                 -----------------------------------------
                                 Gregory A. Boyko, Senior Vice President,
                                 Director


Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons and in the capacities and on the dates indicated.


Gregory A. Boyko, Senior Vice President,
   Director*
John P. Ginnetti, Executive Vice
   President, Director*
Lynda Godkin, Senior Vice President, General
   Counsel & Corporate Secretary, Director*
Thomas M. Marra, Executive Vice                    *By: /s/ Leslie T. Soler
   President, Director*                                 -----------------------
Lowndes A. Smith, President,                            Leslie T. Soler
   Chief Operating Officer,                             Attorney-In-Fact
   Director*                                            Dated: November 20, 1998
Raymond P. Welnicki, Senior Vice
   President, Director*
Lizabeth H. Zlatkus, Vice President
   Director*
David M. Znamierowski, Senior Vice
   President, Director*

                               EXHIBIT INDEX

2. Opinion and Consent of Lynda Godkin, Senior Vice President, General Counsel and Corporate Secretary.

6.         Opinion and Consent of Pauline Gyllenhammer, FSA, MAAA.

7.         Consent of Arthur Andersen LLP, Independent Public Accountants.